Registration No. 333-136305

Registration No. 811-21933

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES

ACT OF 1933	☐

Pre-Effective Amendment No. 1	☒

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940	☐

Amendment No. 4	☒

(Check appropriate box or boxes.)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II

(Exact Name of Registrant)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(Name of Depositor)

720 East Wisconsin Avenue, Milwaukee, Wisconsin	53202
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code 414-271-1444

ROBERT J. BERDAN, Vice President, General Counsel and Secretary

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copy to:

Terry R. Young, Assistant General Counsel

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

Approximate date of proposed public offering: January 31, 2007.

Title of Securities Being Registered: Interests in the Northwestern Mutual Variable Life Account II under flexible premium variable adjustable life insurance policies.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to rule 415 under the Securities Act of 1933 check the following box  ☐

It is proposed that this filing will become effective (check appropriate space)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on (DATE) pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on (DATE) pursuant to paragraph (a)(1) of Rule 485

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until a further amendment is filed which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

P r o s p e c t u s

[                    ], 2007

Executive Variable Universal Life

Issued by The Northwestern Mutual Life Insurance Company

and Northwestern Mutual Variable Life Account II

This prospectus describes a flexible premium variable universal life insurance policy (the “Policy”) issued by The Northwestern Mutual Life Insurance Company. The Policy is an individual life insurance policy available to business groups that qualify for certain underwriting programs we offer. This prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your Network Representative.

You may choose to invest your Net Premiums in one or more Divisions of the Northwestern Mutual Variable Life Account II (the “Separate Account”). Each Division of the Separate Account invests exclusively in shares of a series of a Fund (a “Portfolio”). Each Portfolio available as an investment option under the Policy is identified below:

Northwestern Mutual Series Fund, Inc.
Small Cap Growth Stock Portfolio	Large Cap Core Stock Portfolio
T. Rowe Price Small Cap Value Portfolio	Capital Guardian Domestic Equity Portfolio
Aggressive Growth Stock Portfolio	T. Rowe Price Equity Income Portfolio
International Growth Portfolio	Index 500 Stock Portfolio
Franklin Templeton International Equity Portfolio	Asset Allocation Portfolio
AllianceBernstein Mid Cap Value Portfolio	Balanced Portfolio
Index 400 Stock Portfolio	High Yield Bond Portfolio
Janus Capital Appreciation Portfolio	Select Bond Portfolio
Growth Stock Portfolio	Money Market Portfolio

Fidelity® Variable Insurance Products Fund III
Mid Cap Portfolio

Russell Investment Funds
Multi-Style Equity Fund	Core Bond Fund
Aggressive Equity Fund	Real Estate Securities Fund
Non-U.S. Fund

Please note that the Policy and the Portfolios are not guaranteed to achieve their goals; are not federally Insured; are not bank deposits; are not endorsed by any bank or government agency; and are subject to risks, including loss of the principal amount invested.

Please carefully read this prospectus and the accompanying prospectuses for the corresponding Portfolios and keep them for future reference. These prospectuses provide information that you should know before investing in the Policy. No person is authorized to make any representation in connection with the offering of the Policy other than those contained in these prospectuses.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Policy or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. The Policy may not be available in all states and is only offered where it can be lawfully sold.

Contents of this Prospectus

PROSPECTUS

Summary of Policy Benefits and Risks

The Policy is a flexible premium variable universal life insurance policy meaning it is designed to permit you, within limits, to choose the timing, amount and frequency of Premium Payments, change your Death Benefit Option, and change the face amount of your Policy, your beneficiary and your investment selections. You may also change to Fixed Paid-Up life insurance. The Life Insurance Benefit payable to your Beneficiary may vary and your Policy Value will vary based on the investment performance of the Divisions you choose. You may make withdrawals and loans from your Policy Value subject to certain conditions described in the Policy and this prospectus. You may surrender the Policy at any time. We do not guarantee any minimum Policy Value or Cash Surrender Value. You could lose some or all of your money.

This summary describes the Policy's important benefits and risks. More complete information is included elsewhere in this prospectus, in the Portfolio prospectuses and in the Policy. Most of the capitalized terms used in this prospectus are defined at the end of this prospectus in the Glossary of Terms.

Benefits of the Policy

Death Benefit

The primary benefit of the Policy is the life insurance protection that it provides. The Policy offers three Death Benefit Options:

Option A - Specified Amount;

Option B - Specified Amount Plus Policy Value; and

Option C - Specified Amount Plus Cumulative Premiums Paid Minus Cumulative Withdrawals.

Under each of these options, you select the face amount of your Policy (generally, not less than $50,000), referred to as the “Specified Amount,” subject to our limits described on page 11. (See “Specified Amount.”) We increase the Death Benefit, if necessary, in order for the Policy to qualify as life insurance under the Code using one of two formulas that you select to calculate a minimum death benefit. We also offer an optional Death Benefit Guarantee under which you select a Death Benefit Guarantee Period (up to the lifetime of the Insured) during which the Policy is guaranteed not to terminate provided you make certain Premium Payments referred to as “Benchmark Premiums.” After a Policy is issued, you may change your Death Benefit Option or the Specified Amount upon written request, subject to our approval. A Death Benefit Option change may result in changes to or termination of the Death Benefit Guarantee. You also may elect to change the Policy to Fixed Paid-Up insurance subject to certain conditions described on page 21. (See “Fixed Paid-Up Insurance.”)

Surrenders, Withdrawals and Loans

You may surrender your Policy, without charge, for the Cash Surrender Value. You may also withdraw part of your Policy Value, subject to certain conditions. In addition, you may borrow up to a maximum of 90% of your Policy Value. Withdrawals and loans reduce your Cash Surrender Value and Life Insurance Benefit, may have a negative impact on your Death Benefit Guarantee and increase the risk that your Policy will lapse. Surrenders, withdrawals and loans also may have adverse tax consequences.

Payment Plan Options

Life Insurance Benefit and surrender proceeds are payable in a lump sum or under one of several fixed payment plan options we offer. More detailed information concerning these payment plan options is included elsewhere in this prospectus.

Allocation of Premiums and Invested Assets

You control the amount and timing of Premium Payments, within limits. You may direct the allocation of your Premium Payments among the Divisions of the Separate Account, change your investment selections, and transfer Invested Assets among the Divisions subject to certain limitations. You also may make automated transactions using our Dollar Cost Averaging and Portfolio Rebalancing programs.

Your Policy Value is your Invested Assets plus your Policy Debt on any given day. In general, Invested Assets are equal to your Premium Payments, less premium expense charges, withdrawals, loans, Monthly Policy Charges, and service charges and adjusted for investment results of the Divisions to which you allocate Invested Assets.

Optional Benefits

Two optional benefits are available under the Policy: the Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability; and the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability. You may select either the Payment of Specified Monthly Charges Upon Total Disability Benefit or the Payment of Selected Monthly Premium Upon Total Disability Benefit, but not both. These optional benefits are not available for all Issue Ages and risk classifications, and may not be available in all states. (See “Optional Benefits.”)

Right to Return Policy

You may return your Policy for a refund within 10 days (or later where required by state law) after you receive it by returning the Policy to us at our Home Office or to your Network Representative. The amount of your refund will equal the Invested Assets under your Policy on the date we receive your returned Policy at our Home Office plus any previously deducted Premium Expense Charge, Monthly Policy Charges and Service Charges, unless state law requires otherwise. A complete explanation of your right to return the Policy may be found on the face page of your Policy.

Tax Considerations

Your Policy is structured to meet the definition of a life insurance contract under the Code. We may need to limit the amount of Premium Payments you make under the Policy to ensure that your Policy continues to meet that definition. Current federal tax law generally excludes all Death Benefits of a life insurance policy from the gross income of the Beneficiary. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn, and you will be able to transfer Invested Assets among the Divisions of the Separate Account tax free. Generally, you are taxed at ordinary income rates on surrender and withdrawal proceeds only if those amounts, when added to all previous distributions, exceed the total Premium Payments made.

Risks of the Policy

Policy for Long-Term Protection

Your Policy is designed to serve your long-term life insurance protection need. It is not suitable for short-term life insurance protection nor short-term investing.

Investment Risk

Your Policy Value will fluctuate with the performance of the Divisions among which you allocate your Invested Assets. Amounts you allocate among the Divisions may grow in value, decline in value or grow less than you expect depending on the investment performance of the corresponding Portfolios. Your Invested Assets are not guaranteed, and you can lose money. Depending on any Death Benefit Guarantee in effect, you may be required to pay more premiums than originally planned in order to keep the Policy in force.

A comprehensive discussion of the investment objectives and risks of each Portfolio may be found in each Portfolio’s prospectus. There is no assurance that any Portfolio will achieve its stated investment objective. The Policy is not designed for frequent or short-term trading.

Policy Lapse

Insufficient Premium Payments, poor investment results, withdrawals, and unpaid loans or loan interest may cause your Policy to lapse, meaning you will no longer have any life insurance coverage.

If, on a Monthly Processing Date, the Cash Surrender Value is not enough to pay the Monthly Policy Charge, your Policy will enter a 61-day grace period, unless the Death Benefit Guarantee is in effect. If your Policy enters a grace period, we will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may be reinstated within three years after it has lapsed subject to certain conditions.

Policy Loan Risks

A Policy loan, whether or not repaid, will affect your Policy Value over time because the amounts borrowed do not participate in the investment performance of the Divisions. The Life Insurance Benefit is reduced by the amount of any outstanding Policy Debt. If you surrender the Policy or allow it to lapse while Policy Debt is outstanding, the amount of Policy Debt, to the extent it has not previously been taxed, will be considered as an amount you received and taxed accordingly. Policy Debt reduces the Cash Surrender Value and increases the risk that your Policy will lapse.

Liquidity

You may surrender your Policy for its Cash Surrender Value at any time while the Insured is alive and the Policy is in force. Subject to certain limits, you also may obtain a loan from us secured by your Policy or make a withdrawal from your Policy. Loans and withdrawals will reduce the Cash Surrender Value and Life Insurance Benefit. Surrenders, withdrawals and loans may have tax consequences. The minimum amount of a withdrawal is $250.

Adverse Tax Consequences

Our understanding of the principal tax considerations for the Policy under current tax law is set forth in this prospectus. There are areas of some uncertainty under current law, and we do not address the likelihood of future changes in the law or interpretations thereof. Among other risks, your Policy may become a modified endowment contract (as defined under the Code) if the cumulative Premium Payments you pay exceeds a defined limit. If a Policy is treated as a modified endowment contract, surrenders, withdrawals and Policy loans will be taxable as ordinary income to the extent there are earnings in the Policy, and a 10% penalty tax may apply to these distributions. Excessive Policy loans could cause a Policy to terminate with insufficient value to pay the tax due upon termination.

Risk of an Increase in Current Fees and Expenses

Certain insurance charges are currently assessed at less than their maximum levels. We may increase these charges in the future up to the guaranteed maximum levels based on the Company's emerging experience or future expectations, as determined in its sole discretion, with respect to, but not limited to, mortality, expenses, reinsurance costs, taxes, persistency, capital requirements, reserve requirements, and changes in applicable laws. In addition, the operating expenses of the Portfolios are not guaranteed and may increase or decrease over time. If fees and expenses are increased, you may need to increase the amount and/or frequency of Premium Payments to keep the Policy in force.

Fee and Expense Tables

The following tables describe the fees and expenses that are payable when you buy, own, and surrender the Policy. See “Charges and Expenses” for a more detailed description.

Transaction Fees

The first table describes the fees and expenses that are payable at the time that you buy the Policy, make Premium Payments, surrender the Policy, make withdrawals, transfer Invested Assets among the Divisions, or make certain changes to the Policy.

Transaction Fees
Amount Deducted
Charge	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge
State Premium Tax Charge	Upon each Premium Payment	2.00% of Premium Payment	No maximum - Charge may increase to reflect actual costs

OBRA Expense Charge (federal deferred acquisition cost charge)[1]	Upon each Premium Payment	1.30% of Premium Payment

Sales Load	Upon each Premium Payment	36.70% of premium up to Target Premium[2] in Policy Year 1; 9.90% of premium up to Target Premium in Policy Year 2; 7.10% of premium up to Target Premium in Policy Years 3-10; 2.50% of premium up to Target Premium in Policy Years 11 and beyond; 3.55% of premium in excess of Target Premium in Policy Years 1-10 and 2.50% of premium in excess of Target Premium in Policy Years 11 and beyond.[3]	Same as current charge

Transaction Fees
		Amount Deducted
Charge	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge

Withdrawal Fee	Upon withdrawal	Currently waived	$25.00

Transfer Fee	Upon transfer	Currently waived	$25.00

Change in Death Benefit Option Fee	Upon change	Currently waived	$25.00

Change in Specified Amount Fee	Upon change	Currently waived	$25.00 per change after first change in a Policy Year

[1]	Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deducting such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We currently make a charge of 1.30% against each Premium Payment to compensate us for the additional corporate income tax burden resulting from OBRA.
[2]	The Target Premium is a hypothetical annual premium, which is based on the Specified Amount, Death Benefit Guarantee Period, presence of any additional benefits, and the Insured's age, sex and risk classification. The Target Premium for your Policy is shown on the Policy Schedule Pages.
[3]	These charges are lower for Issue Ages greater than age 60. For instance, the charge to an Insured Issue Age 75 would be 26.70% up to Target Premium in year 1, 9.15% up to Target Premium in year 2, and 6.35% up to Target Premium in years 3-10.

Periodic Charges (Other than Portfolio Operating Expenses)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy (other than the operating expenses for the Portfolios). See “Charges and Expenses” for a more detailed description.

Periodic Charges (other than Portfolio Operating Expenses) [1]
Amount Deducted
Charge	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge
Cost of Insurance Charge[2]

Maximum Charge[3]	Monthly, on each Monthly Processing Date	$83.33 per $1,000 of net amount at risk	$83.33 per $1,000 of net amount at risk

Minimum Charge[4]	Monthly, on each Monthly Processing Date	$0.00727 per $1,000 of net amount at risk	$0.03500 per $1,000 of net amount at risk

Charge for Insured Issue Age 45, Guaranteed Issue Non Tobacco risk classification (varies by Policy duration)	Monthly, on each Monthly Processing Date	Varies from $0.09454 to $35.29670 per $1,000 of net amount at risk	Varies from $0.18417 to $83.33333 per $1,000 of net amount at risk

Mortality and Expense Risk Charge	Monthly, on each Monthly Processing Date	0.20% (0.01667% monthly rate) of Invested Assets for Policy Years 1-10 0.10% (0.00833% monthly rate) of Invested Assets for Policy Years 11 and above	All Policy Years 0.60% (0.05% monthly rate) of Invested Assets

Periodic Charges (other than Portfolio Operating Expenses) [1]
Amount Deducted
Charge	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge
Administrative Charge

Maximum Charge[5]	Monthly, on each Monthly Processing Date	$23.87	$43.88

Minimum Charge[6]	Monthly, on each Monthly Processing Date	$5.40	$12.80

Charge for Insured Issue Age 45, Guaranteed Issue risk classification	Monthly, on each Monthly Processing Date	$5.57	$12.98

Deferred Sales Charge

Maximum Charge[7]	Monthly, on each Monthly Processing Date during the first ten Policy Years	1.1125% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Minimum Charge[8]	Monthly, on each Monthly Processing Date during the first ten Policy Years	0.5708% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Charge for Insured Issue Age 45, Guaranteed Issue Non Tobacco risk classification	Monthly, on each Monthly Processing Date during the first ten Policy Years	0.7375% of premium paid in the first Policy Year up to Target Premium for Policy Years 1-10	Same as current charge

Death Benefit Guarantee Charge	Monthly, on each Monthly Processing Date the Death Benefit Guarantee is in force	$0.01 per $1,000 of Guaranteed Minimum Death Benefit	$0.02 per $1,000 of Guaranteed Minimum Death Benefit

Policy Debt Expense Charge	Monthly, on each Monthly Processing Date where there is Policy Debt	0.45% (0.0375% monthly rate) of Policy Debt for Policy Years 1-10 0.35% (0.02917% monthly rate) of Policy Debt for Policy Years 11 and above	All Policy Years 2.00% (0.16667% monthly rate) of Policy Debt

Underwriting and Issue Charge

Maximum Charge[9]	Monthly, on each Monthly Processing Date during the first ten Policy Years	$.0330500 per $1,000 of Initial Specified Amount	Same as current charge

Minimum Charge[10]	Monthly, on each Monthly Processing Date during the first ten Policy Years	$.0040833 per $1,000 of Initial Specified Amount	Same as current charge

Periodic Charges (other than Portfolio Operating Expenses) [1]
Amount Deducted
Charge	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge
Charge for Insured Issue Age 45, Guaranteed Issue risk classification	Monthly, on each Monthly Processing Date during the first ten Policy Years	$.0042000 per $1,000 of Initial Specified Amount	Same as current charge

Charges for Optional Benefits	When Charge is Deducted	Current Charge	Guaranteed Maximum Charge

Payment of Selected Monthly Premium Upon Total Disability[11]

Maximum Charge[12]	Monthly, on each Monthly Processing Date	The greater of $0.092 per $1.00 of Selected Monthly Premium, or $0.147 per $1.00 of Specified Charges	Same as current charge

Minimum Charge[13]	Monthly, on each Monthly Processing Date	$0.007 per $1.00 of Selected Monthly Premium	Same as current charge

Charge for Insured Attained Age 45	Monthly, on each Monthly Processing Date	$0.028 per $1.00 of Selected Monthly Premium	Same as current charge

Payment of Specified Monthly Charges Upon Total Disability[14]

Maximum Charge[15]	Monthly, on each Monthly Processing Date	$0.147 per $1.00 of Specified Monthly Charges	Same as current charge

Minimum Charge[16]	Monthly, on each Monthly Processing Date	$0.006 per $1.00 of Specified Monthly Charges	Same as current charge

Charge for Insured Attained Age 45	Monthly, on each Monthly Processing Date	$0.034 per $1.00 of Specified Monthly Charges	Same as current charge

[1]	The charges described in this table may vary based upon one or more of the following characteristics: Insured underwriting class; Issue Age; sex; underwriting amount; Specified Amount (up to a maximum – currently $5 million); Target Premium; Policy Debt and Policy duration. Policy Debt Expense, Cost of Insurance and Mortality and Expense Risk charges are lower in states where the Policy is issued without the Surrender of Policy Endorsement. Your Policy Schedule Pages will indicate the guaranteed maximum charge for each periodic charge under your Policy. More detailed information, including personalized illustrations is available from your Network Representative.
[2]	The Cost of Insurance Charge will vary based on the Insured’s Issue Age, sex, risk classification, and Policy duration. The Cost of Insurance Charges shown in the table may not be representative of the charges a particular Owner may pay. The net amount at risk is approximately equal to the Death Benefit minus the Policy Value.
[3]	The maximum Cost of Insurance Charge assumes that the Insured has the following characteristics: Attained Age 120. The maximum Cost of Insurance Charge shown may also apply to other combinations of Policy duration and Insured characteristics.
[4]	The minimum Cost of Insurance Charge assumes that the Policy is in the first Policy Year, and that the Insured has the following characteristics: Female, Issue Age 30, Premier Non-Tobacco risk classification. The minimum Cost of Insurance Charge shown may also apply to other combinations of Policy duration and Insured characteristics.
[5]	The maximum Administrative Charge assumes that the Insured has the following characteristics: Issue Age 75, substandard risk classification.
[6]	The minimum Administrative Charge assumes that the Insured has the following characteristics: Issue Age 55, Guaranteed Issue risk classification.
[7]	The maximum Deferred Sales Charge assumes that the Insured has the following characteristics: Issue Age 25, Guaranteed Issue Tobacco risk classification.
[8]	The minimum Deferred Sales Charge assumes that the Insured has the following characteristics: Issue Age 75, Premier or Preferred Non-Tobacco risk classification.

[9]	The maximum Underwriting and Issue Charge assumes that the Insured has the following characteristics: Issue Age 18, substandard risk classification.
[10]	The minimum Underwriting and Issue Charge assumes that the Insured has the following characteristics: Issue Age 65, Guaranteed Issue risk classification.
[11]	The charge for the Payment of Selected Monthly Premium Upon Total Disability will vary based on the Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard rate. The charges shown in the table may not be representative of the charges a particular Owner may pay. Selected Monthly Premium is an amount the Policy Owner selects subject to a maximum permitted amount.
[12]	The maximum Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Age 59, standard risk classification.
[13]	The minimum Payment of Selected Monthly Premium Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Ages 18-26, standard risk classification.
[14]	Charges for the Payment of Specified Monthly Charges Upon Total Disability will vary based on the Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard rate. The charges shown in the table may not be representative of the charges a particular Owner may pay. Specified Monthly Charges are the Monthly Policy Charges (excluding the Monthly Policy Debt Expense Charge).
[15]	The maximum Payment of Specified Monthly Charges Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Age 59. standard risk classification.
[16]	The minimum Payment of Specified Monthly Charges Upon Total Disability Charge assumes that the Insured has the following characteristics: Attained Ages 18-21, standard risk classification.

Range of Total Annual Portfolio Operating Expenses

The next table describes the Portfolio fees and expense that you will pay periodically during the time that you own your Policy. The table shows the minimum and maximum fees and expenses charged by any of the Portfolios for the fiscal year ended December 31, 2005. The first line of the table lists expenses that do not reflect fee waivers or expense limits and reimbursements, nor do they reflect short-term trading redemption fees, if any, charged by the Portfolios. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for that Portfolio.

	Minimum	Maximum
Range of Total Annual Portfolio Operating Expenses (expenses include investment advisory fees, distribution (12b-1) fees, and other expenses as a percentage of average underlying Portfolio assets)*	0.20%	1.26%
Range of Total Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement**	0.20%	1.15%

*	For certain Portfolios, certain expenses were reimbursed or fees waived during 2005. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual fee waiver or expense reimbursement arrangement, annual Portfolio operating expenses would have ranged from a minimum of 0.20% to a maximum of 1.12%.
**	The “Range of Total Annual Portfolio Operating Expenses after Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by any of the Portfolios that have contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual Portfolio operating expenses for Owners and will continue until April 30, 2007. For more information about which Portfolios currently have such contractual reimbursement or fee waiver arrangements in place, see the Portfolio prospectuses.

Northwestern Mutual

The Northwestern Mutual Life Insurance Company, together with its subsidiaries and affiliates, offers insurance products and investment products and advisory services that are designed to address its clients’ needs for financial security and protection, wealth accumulation and distribution and estate preservation. Organized as a mutual life insurance company by a special act of the Wisconsin Legislature in 1857, the Company is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Its total assets exceed $132 billion as of December 31, 2005. The Home Office is located at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

“Northwestern Mutual,” “we,” “us,” “Company,” and “our” in this prospectus mean The Northwestern Mutual Life Insurance Company.

The Separate Account

We established Northwestern Mutual Variable Life Account II (the “Separate Account”) by action of our Trustees on March 22, 2006, in accordance with the provisions of Wisconsin insurance law. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. We have divided the Separate Account into Divisions, each of which invests in shares of one Portfolio of the Funds.

You may allocate the money you invest under your Policy among the Divisions. Each Division corresponds to one of the Portfolios of the Funds. Under Wisconsin law, Separate Account assets are held separate from our other assets and are not part of our General Account. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Division reflect that Division's own investment performance and not the investment performance of our other assets. We may not use the Separate Account's assets to pay any of our liabilities other than those arising from the Policies and any other variable life insurance Policies funded by the Separate Account We may, however, use all of our assets (except those held in certain other separate accounts) to satisfy our obligations under your Policy.

Where permitted by law and subject to any required regulatory approvals or votes by Policy Owners, we reserve the right to:

•	operate the Separate Account or a Division either as a unit investment trust or a management investment company under the 1940 Act, or in any other form permitted by law, if deemed by the Company to be in the best interest of policy owners;

•	invest current and future assets of a Division in securities of another Portfolio as a substitute for shares of a Portfolio already purchased or to be purchased;

•	register or deregister the Separate Account under the 1940 Act or change its classification under that Act;

•	create new separate accounts;

•	combine the Separate Account with any other separate account;

•	transfer the assets and liabilities of the Separate Account to another separate account;

•	add, delete or make substitutions for the securities and other assets held or purchased by the Separate Account;

•	terminate and/or liquidate the Separate Account;

•	restrict or eliminate any voting rights of Policy Owners or other persons having voting rights as to the Separate Account; and

•	make any changes to the Separate Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any other applicable federal or state laws.

In the event that we take any of these actions, we may make an appropriate endorsement of your Policy and take other actions necessary to comply with applicable law.

The Funds

A variety of investment options are offered under the Policy for the allocation of Invested Assets. However, the Company does not endorse or recommend a particular option, nor does it provide asset allocation or investment advice. You are responsible for choosing your investment options and should make your choices based on your individual situation and risk tolerances. After making your initial allocation decisions, you should monitor your allocations and periodically review the options you select and the amounts allocated to each to ensure your selections continue to be appropriate. The amounts you invest in a particular Division are not guaranteed and, because both principal and any return on the investment are subject to market risk, you can lose money.

The assets of each Division are invested in a corresponding Portfolio that is a series of one of the following mutual funds:

Northwestern Mutual Series Fund, Inc; Fidelity® Variable Insurance Products Fund III; and the Russell Investment Funds. The Separate Account buys shares of the Portfolios at their respective net asset values without sales charge. The

Portfolios are available for investment only by separate accounts supporting variable insurance products and are not publicly traded. Their performance can differ substantially from publicly traded mutual funds with similar names. The specific Portfolios available under your Policy may change from time to time, and not all Portfolios in which assets of the Separate Account are invested may be available under your Policy.

The investment objectives of each Portfolio are set forth below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). YOU CAN FIND MORE DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING A DESCRIPTION OF RISKS, CONDITIONS OF INVESTING, AND FEES AND EXPENSES OF EACH PORTFOLIO IN THE PORTFOLIO PROSPECTUSES. READ THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY BEFORE INVESTING.

Northwestern Mutual Series Fund, Inc.

The investment adviser for the Northwestern Mutual Series Fund is Mason Street Advisors, LLC (“MSA”), our wholly-owned company. The investment advisory agreements for the respective Portfolios provide that MSA will provide services and bear certain expenses of the Fund. MSA employs a staff of investment professionals to manage the assets of the Fund and the other advisory clients of MSA. We provide related facilities and personnel, which MSA uses in performing its investment advisory functions. MSA has retained Templeton Investment Counsel, LLC, Capital Guardian Trust Company, T. Rowe Price Associates, Inc., Alliance Capital Management L.P. and Janus Capital Management LLC under investment sub-advisory agreements to provide investment advice to the Portfolios bearing their names or derivatives thereof.

Portfolio	Investment Objective	Sub-adviser (if applicable)
Small Cap Growth Stock Portfolio	Long-term growth of capital
T. Rowe Price Small Cap Value Portfolio	Long-term growth of capital	T. Rowe Price Associates, Inc.
Aggressive Growth Stock Portfolio	Long-term growth of capital
International Growth Portfolio	Long-term growth of capital
Franklin Templeton International Equity Portfolio	Long-term growth of capital	Templeton Investment Counsel, LLC
AllianceBernstein Mid Cap Value Portfolio	Long-term growth of capital; current income is a secondary objective	Alliance Capital Management L.P.
Index 400 Stock Portfolio	Investment results that approximate the performance of the Standard & Poor's MidCap 400® Index
Janus Capital Appreciation Portfolio	Long-term growth of capital	Janus Capital Management LLC
Growth Stock Portfolio	Long-term growth of capital
Large Cap Core Stock Portfolio	Long-term growth of capital and income
Capital Guardian Domestic Equity Portfolio	Long-term growth of capital and income	Capital Guardian Trust Company
T. Rowe Price Equity Income Portfolio	Long-term growth of capital and income	T. Rowe Price Associates, Inc.
Index 500 Stock Portfolio	Investment results that approximate the performance of the S&P 500® Index
Asset Allocation Portfolio	To realize as high a level of total return as is consistent with reasonable investment risk
Balanced Portfolio	To realize as high a level of total return as is consistent with prudent investment risk
High Yield Bond Portfolio	High current income and capital appreciation
Select Bond Portfolio	To realize as high a level of total return as is consistent with prudent investment risk; a secondary objective is to seek preservation of shareholders' capital
Money Market Portfolio	Maximum current income consistent with liquidity and stability of capital*

*	An investment in a money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. During extended periods of low interest rates, the yield of a money market portfolio may also become extremely low and possibly negative.

Fidelity® Variable Insurance Products Fund III

The Fidelity® VIP Mid Cap Portfolio is a series of Variable Insurance Products Fund III. The Separate Account buys Service Class 2 shares of the Fidelity® VIP Mid Cap Portfolio, the investment adviser for which is the Fidelity Management & Research Company.

Portfolio	Investment Objective
VIP Mid Cap Portfolio	Long-term growth of capital

Russell Investment Funds

The assets of each of the Portfolios comprising the Russell Investment Funds are invested by one or more investment management organizations researched and recommended by Frank Russell Company (“Russell”), and an affiliate of Russell, Russell Investment Management Company (“RIMCo”) (formerly Frank Russell Investment Management Company). RIMCo also advises, operates, and administers the Russell Investment Funds. Russell is our majority-owned subsidiary.

Portfolio	Investment Objective
Multi-Style Equity Fund	Long-term growth of capital

Aggressive Equity Fund	Long-term growth of capital

Non-U.S. Fund	Long-term growth of capital

Core Bond Fund	Current income and the preservation of capital

Real Estate Securities Fund	Current income and long-term growth of capital

Information About the Policy

Purchasing a Policy

The Policy is available for purchase in the small business and corporate markets to groups that we approve. Generally, in each case the group must include Policies on five or more employees with the employer as premium payor. Generally, the employer is the Owner of the Policy, and the employee is named as the Insured. The Premium Payments made per group during the first Policy Year must be at least $25,000, and each Insured must meet certain requirements with respect to earnings and his or her relationship with the employer. The Policy is not available to individuals, estates or tax-qualified retirement plans.

When you purchase your Policy, you enter into a contract with us. Your Policy, together with your Application, and any amendments, endorsements, riders and additional benefits are the entire contract. To purchase a Policy, you must submit the Application and, in most cases, an initial Premium Payment, to us through a Northwestern Mutual Network Representative. Generally, the Policy is available for Insureds between Issue Ages 18-65 for guaranteed issue risk classification and Issue Ages 18-75 for non-guaranteed issue risk classification. Unless your Policy is issued under our Guaranteed Issue program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy. We reserve the right to reject an Application if it does not meet our underwriting or administrative requirements or for any reason permitted by law. We reserve the right to modify the minimum Specified Amount and underwriting requirements at any time.

Although we do not anticipate delays in our receipt and processing of Applications or Premium Payments, we may experience such delays to the extent Applications, underwriting information and Premium Payments to our Home Office are not received on a timely basis. Such delays could result in delays in the issuance of Policies and the allocation of Premium Payments under existing Policies.

Specified Amount

Your Policy’s initial amount of insurance coverage is its Initial Specified Amount. You select the Initial Specified Amount when you apply for the Policy, subject to a $50,000 minimum, which we may reduce in some situations, and subject to our insurability and other underwriting requirements.

You may change the Specified Amount while the Policy is in force, upon written request and subject to our approval. We will not permit a decrease if it results in a Specified Amount less than the minimum Specified Amount we would require for issuance of a new Policy at the time of the change. An increase is permitted only if, at the time the increase is applied for, (i) the increase results in insurance in force that is within the Company’s issue limits applicable to a new Policy issued at that time, (ii) the Company’s insurability requirements are met and (iii) the increase request is received prior to the Policy Anniversary nearest the Insured’s 85th birthday. A change in the Specified Amount will be effective on the Monthly Processing Date on which a written request is received at our Home Office. If the written request is not received on a Monthly Processing Date, the change in Specified Amount will be effective on the next Monthly Processing Date. We reserve the right to charge for more than one change to the Specified Amount in a Policy Year. We will deduct any such charge from the Invested Assets. (See “Charges and Expenses.”)

When Insurance Coverage Takes Effect

Generally, we will accept the Policy Application and issue a Policy if we determine that the Insured meets our underwriting and administrative requirements. If a Premium Payment is paid with your Application, insurance coverage becomes effective on the Date of Issue, which is the later of the date the Application is signed or the date all medical evidence required for underwriting is provided. If a Premium Payment is first made at the time of Policy delivery, there is no insurance coverage prior to Policy delivery.

Your Policy Date is the date we use to determine the Issue Age of the Insured, which is used to determine the cost of insurance rates. The Policy Date also is the date used to establish Policy Years. Generally, the Policy Date is the Date of Issue. However, with our approval and subject to state insurance law limitations, we may backdate your Policy Date up to six months or future date it up to 30 days from Date of Issue. Backdating may lower your cost of insurance rate, but you will be assessed Monthly Policy Charges retroactive to the Policy Date you select, rather than from the date your Policy is put in force. Future dating is sometimes requested to permit multiple insurance policies to have the same Policy Date to facilitate administration. Modifying your Policy Date may require adjustments to your first Premium Payment relating to premium expenses and Monthly Policy Charge for the period between the date your Policy was approved and the Policy Date. Both the Date of Issue and the Policy Date may be found in your Policy Schedule Pages.

Right to Return Policy

You may return the Policy for a refund within 10 days (or later where required by state law) after you receive it by returning the Policy to us at our Home Office or to the Network Representative who sold it to you. The amount of your refund will equal the Invested Assets under your Policy on the date we receive your returned Policy at our Home Office plus any previously deducted Premium Expense Charge, Monthly Policy Charge and Service Charges, unless state law requires otherwise.

Ownership Rights

As Owner of the Policy, you make the decisions about the Policy and Policy benefits while it is in force, without the consent of any Beneficiary. If the Policy has more than one Owner, decisions with respect to the Policy and its benefits may be exercised only with the consent and authorization of all Owners.

As Owner, you may transfer ownership of the Policy to another person, provided you give us written notification of the transfer and supply any required information about the new Owner. We will not be responsible to the new Owner for any payment or other action taken by us until the written notification of the transfer is received by us at our Home Office. We will then treat the transfer of ownership as effective as of the date the transfer form was signed. We may require you to send the Policy to our Home Office for endorsement to reflect a transfer of ownership. If you are not the Insured, you may name or change a successor Owner who will become the new Owner upon your death.

Modifying the Policy

Any Policy change that you request is subject to our then current insurability and processing requirements. Processing requirements may include, for example, completion of certain forms and satisfying certain evidentiary requirements. Upon notice to you, we may modify the Policy:

•	to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (including any regulation issued by a government agency) to which the Policy, the Company, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

•	to reflect a change in the Separate Account's operation.

If the Policy is changed or modified, we may make appropriate endorsements to the Policy, and may require you to send your Policy to our Home Office for endorsement. Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by an officer of the Company. No agent or other person may bind us by waiving or changing any provision contained in the Policy.

Premium Payments

A minimum initial Premium Payment is required to put your Policy in force. No insurance will take effect until the minimum initial Premium Payment is made. The minimum initial Premium Payment is based on the Issue Age, underwriting class and sex of the Insured, the Initial Specified Amount, any additional benefits and, if applicable the Death Benefit Guarantee Period.

Although you must make sufficient Premium Payments to keep the Policy in force, after we issue the Policy there is no required schedule or amount of Premium Payments. However, if you elect a Death Benefit Guarantee, a minimum Premium Payment is required, referred to as the Benchmark Premium, to meet the Benchmark Premium Test. (See “Death Benefit Guarantee.”) Unless the Death Benefit Guarantee is available to keep your Policy from terminating, investment results of the Divisions to which your Net Premium Payments are allocated will affect the Premium Payments you are required to make to keep your Policy in force.

You may send Premium Payments to our Home Office or to a payment center designated by us. All payments must be made in U.S. Dollars payable through a U.S. financial institution. Upon your request, we will furnish you a receipt signed by an officer of the Company. We accept Premium Payments by check or electronic funds transfer (EFT). If you make a Premium Payment with a check or bank draft and, for whatever reason, it is later returned unpaid or uncollected, or if a Premium Payment by EFT is reversed, we reserve the right to reverse the transaction. We also reserve the right to recover any resulting losses incurred by us by withdrawing a sufficient amount of Invested Assets.

You may not make any Premium Payments after the Policy Anniversary nearest the Insured's 121st birthday. You may not make additional Premium Payments of less than $25. A Premium Payment that would either exceed cumulative Premium Payments illustrated in the Application or increase the Policy’s Death Benefit more than it increases the Policy Value will be accepted only if: the insurance in force, as increased, will be within our issue limits; our insurability requirements are met; and the Premium Payment is received prior to the Policy Anniversary nearest the Insured’s 85th birthday. We have the right to limit or refund a Premium Payment or make distributions from the Policy as necessary to continue to qualify the Policy as life insurance under federal tax law. If mandated under applicable law, we may be required to reject a Premium Payment.

Allocating Premiums to the Separate Account

When you apply for a Policy, you must instruct us in the Application or supplement to the Application to allocate your Net Premium to one or more Divisions of the Separate Account.

If your initial Premium Payment is submitted with your Application, we will transfer the initial Net Premium to our General Account, and the initial Net premium will remain in our General Account until the In Force Date. We will credit the initial Net Premium with interest while it remains in the General Account. We may change the rate of interest we credit initial Net Premiums held in our General Account at any time and in our sole discretion. On the Inforce Date, we will transfer and credit the initial Net Premium and accrued interest to the Money Market Division of the Separate Account. If the In Force Date is not a Valuation Date, then we will transfer and credit the initial Net Premium and accrued interest on the next Valuation Date. If payment is not made with your Application, we will transfer and credit the initial Net Premium to the Money Market Division of the Separate Account on the Valuation Date we receive it in the Home Office provided all other requirements have been satisfied. If it is not received on a Valuation Date, we will transfer and credit the initial Net Premium on the next Valuation Date. Premium Payments received at our Home Office before the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date.

The date on which we allocate your initial Net Premium among the Divisions in accordance with your instructions is referred to as the “Initial Allocation Date.” Prior to the Initial Allocation Date, we transfer and credit Net Premiums to the Money Market Division of the Separate Account. On and after the Initial Allocation Date, we transfer and credit Net Premiums to the Divisions of the Separate Account based on your instructions then in effect. The Initial Allocation Date is shown in the Policy Schedule pages.

Your Initial Allocation Date is determined by a series of rules.

First, if you have requested a Policy Date that is later than the date your Policy is approved, your Initial Allocation Date will not be earlier than the future Policy Date you requested.

Second, in states that require us to refund your entire initial Premium Payment, your Initial Allocation Date will be the latest of the day we receive your initial Premium Payment, the day after your right to return the Policy expires and the day we receive notice of delivery of your Policy.

Third, in states where the right to return policy law permits us to base your refund on the value of Invested Assets, if your initial Premium Payment is submitted with your Application and your Policy is issued as applied for, your Initial Allocation Date will be the In Force Date; if we issue your Policy other than as applied for, your Initial Allocation Date will be the day we are notified of Policy delivery. If your initial Premium Payment is not submitted with your Application, your Initial Allocation Date will be the later of the day we are notified of Policy delivery or the day we receive your initial Premium Payment.

The initial allocation instructions we receive from you will remain in effect for subsequent Net Premiums until we receive your written request to change them. The change will be effective on the Valuation Date on or next following the date we receive your written instructions at our Home Office. If your written request is not in good order, meaning it does not satisfy our then current requirements, we will continue to credit Net Premiums to your Policy according to the allocation instructions then in effect. If your written request is not in good order, we will notify you by telephone and/or e-mail in an effort to conform your request with our then current requirements. Premium Payments received at our Home Office before the close of trading on the New York Stock Exchange on a Valuation Date (generally 4:00 p.m. Eastern Time) are deemed to be received and credited on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or on a non-Valuation Date, they are deemed to be received and credited on the next Valuation Date.

You may also submit allocation instructions by telephone or via the Internet (“electronic instructions”) in accordance with our then current telephone or Internet procedures, provided you have properly authorized us to accept electronic instructions in advance. (For information on our current telephone and internet procedures, including our current telephone and internet addresses, see the “Owner Inquiries” section of the prospectus.) However, we are not required to accept electronic instructions, and we will not be responsible for losses resulting from transactions based on unauthorized electronic instructions, provided we follow procedures reasonably designed to verify the authenticity of electronic instructions.

Investment returns from amounts allocated to the Divisions will vary with the investment performance of the Divisions and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Divisions. You should periodically review your allocation schedule in light of market conditions and your overall life insurance and financial objectives.

Policy Value and Invested Assets

The Policy Value is equal to the Invested Assets plus Policy Debt. On the In Force Date, Invested Assets equal the Net Premium plus any accrued interest on the Net Premium, less the Monthly Policy Charge. After the In Force Date, Invested Assets equal Invested Assets on the immediately preceding Valuation Date, plus any of the following items applicable to the current Valuation Date:

•	any increase attributable to the portion of Invested Assets invested in Divisions that experience a positive rate of return for the current Valuation Period;

•	any additional Net Premium;

•	any loan repayment and accrued loan interest payment; and

•	any dividend directed to increase Policy Value.

minus any of the following items applicable to the current Valuation Date:

•	any decrease attributable to the portion of Invested Assets invested in Divisions that experience a negative rate of return for the current Valuation Period;

•	the Monthly Policy Charge;

•	any policy loans;

•	any withdrawals; and

•	any fees for changes in Death Benefit Option, changes in Specified Amount, transfers and withdrawals.

Death Benefit

Life Insurance Benefit

As long as your Policy is in force, we will pay the Life Insurance Benefit to the Beneficiary or Beneficiaries once we receive at our Home Office satisfactory proof of the Insured's death. We may require you to return the Policy. We will pay the Life Insurance Benefit in a lump sum either by issuing a check or, at your option or the option of your Beneficiary, by establishing a fixed payment plan in the Beneficiary's name (See “Payment Plan Options.”) Payments under these plans are from our General Account, and are subject to the claims of our creditors.

The amount of the Life Insurance Benefit will be:

•	the Death Benefit, or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee; minus

•	the amount of any Policy Debt; minus

•	the amount of any adjustments to the Life Insurance Benefit where (i) the Death Benefit Guarantee is keeping the Policy in force and the Insured dies during the Death Benefit Guarantee Grace Period or (ii) the Insured dies during a Policy Grace Period. (See “Death Benefit Guarantee Grace Period” and “Termination and Reinstatement.”)

These amounts will be determined as of the date of the Insured's death. Even though you do not have the right to take any Policy loans or withdrawals after the date of the Insured’s death, any Policy loans or withdrawals that are taken after the date of the Insured's death will be deducted from the Life Insurance Benefit.

We will pay the Life Insurance Benefit to your Beneficiary provided he or she survives the Insured and is alive on the date of payment. (See “Other Policy Provisions – Naming a Beneficiary.”) We will pay interest on the Life Insurance Benefit from the date of the Insured's death until the benefit is paid either by a check or into a payment plan. Interest will be paid at a rate we determine or as required by applicable state law.

Death Benefit Options

The Death Benefit before the Policy Anniversary nearest the Insured's 121st birthday is determined by the Death Benefit Option in effect at the time of the Insured's death. The Death Benefit on and after the Policy Anniversary nearest the Insured's 121st birthday will be equal to the Policy Value. If you select the Death Benefit Guarantee option with a lifetime period and the guarantee has not previously terminated, then the Death Benefit on and after the Policy Anniversary nearest the Insured's 121st birthday will be the greater of the Policy Value or the Guaranteed Minimum Death Benefit.

The Policy provides for three Death Benefit Options. We calculate the amount payable under the applicable Death Benefit Option as of the date of the Insured's death.

Specified Amount (Option A)

Specified Amount plus Policy Value (Option B)

Specified Amount plus Cumulative Premiums minus Cumulative Withdrawals (Option C)

The option you choose on your Application will generally depend on whether you prefer an increasing Death Benefit or a larger Policy Value, but in each case the Death Benefit will be at least the Minimum Death Benefit required for your Policy to qualify as life insurance under the Code. For purposes of Option C, cumulative Premium Payments do not include amounts credited to the Policy under either the (i) Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability or (ii) Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability.

Minimum Death Benefit

The Minimum Death Benefit is the amount required by federal tax law to maintain the Policy as a life insurance contract. Under any of the Death Benefit Options, we will increase the Death Benefit if necessary to satisfy this requirement.

Your Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes: the Guideline Premium/Cash Value Corridor Test and the Cash Value Accumulation Test. Both tests require the Policy's Death Benefit to equal or exceed a defined relationship to, or multiple of, the Policy Value. You make the choice of testing methods when you purchase a Policy and it cannot be changed.

For the Guideline Premium/Cash Value Corridor Test the minimum multiples of Death Benefit to the Policy Value are shown in the following table.

Guideline Premium/Cash Value - Corridor Test Multiples

Attained Age	Policy Value %	Attained Age	Policy Value %
40 or less	250	61	128
41	243	62	126
42	236	63	124

43	229	64	122
44	222	65	120
45	215	66	119
46	209	67	118
47	203	68	117
48	197	69	116
49	191	70	115
50	185	71	113
51	178	72	111
52	171	73	109
53	164	74	107
54	157	75-90	105
55	150	91	104
56	146	92	103
57	142	93	102
58	138	94	101
59	134	95 or more	100
60	130

For the Cash Value Accumulation Test, the minimum multiples of Death Benefit to the Policy Value are calculated using net single premiums based on the attained age of the Insured, the Policy’s underwriting classification and a 4% interest rate, with adjustments made for additional benefits, if any.

The Guideline Premium/Cash Value Corridor Test generally has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium and Specified Amount. This is because the Guideline Premium/Cash Value Corridor Test generally requires a lower Death Benefit and therefore a lower corresponding cost of insurance charge. However, the Guideline Premium/Cash Value Corridor Test limits the amount of Premium Payment that may be paid in each Policy Year. Generally, the Cash Value Accumulation Test has no such annual limitation, and allows more Premium Payments to be paid during the early Policy Years.

Changing Death Benefit Options

You may change Death Benefit Options at any time while the Policy is in force, upon written request and subject to our approval. Death Benefit Option changes must satisfy our insurability requirements and issue limits. In addition, we will not permit a change if it would result in either (i) your Policy being disqualified as a life insurance contract under federal tax law or (ii) a Specified Amount less than the minimum Specified Amount we require for issuance of a new Policy at the time of the change. A Death Benefit Option change may affect the Policy Value and Specified Amount, and also result in changes to, or termination of, the Death Benefit Guarantee. The cost of insurance charge will increase if a change results in a larger net amount at risk. (See “Charges Against Invested Assets.”) A Death Benefit Option change results in the same net amount at risk at the time of the change, but may result in a larger net amount at risk over time had the change not occurred. For example, a change from Death Benefit Option A to Option B should result in moving from a net amount at risk that would decline over time (assuming increasing Policy Value) to a net amount at risk that would remain level over time. Changing the Death Benefit Option may have tax consequences. (See “Tax Considerations.”)

A change in the Death Benefit Option will be effective on the Monthly Processing Date on which a written request is received at our Home Office. If the written request is not received on a Monthly Processing Date, it will be effective on the next Monthly Processing Date. We reserve the right to charge for a Death Benefit Option change, and will deduct any such charges from Invested Assets. (See “Monthly Policy Charges and Service Charges.”)

Death Benefit Guarantee

The Policy offers an optional Death Benefit Guarantee Period which can range from three years to the lifetime of the Insured, depending on the Death Benefit Option selected and Issue Age of the Insured. The Death Benefit Guarantee must be elected at issue. If you select the Death Benefit Guarantee, the Death Benefit Guarantee Period is shown on the Policy Schedule Pages.

The Death Benefit Guarantee is available to protect the Policy from terminating during the Death Benefit Guarantee

Period so long as the Death Benefit Guarantee Test is met. (See “Death Benefit Guarantee Test.”) The Death Benefit Guarantee keeps the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. (See “Termination and Reinstatement.”)

When the Policy is being kept in force by the Death Benefit Guarantee because it does not have sufficient Cash Surrender Value to pay the current Monthly Policy Charge, the Monthly Policy Charges will first reduce the Invested Assets, if any, to zero and will then accumulate as due and unpaid. Then, when you make a Premium Payment, we will deduct accumulated due and unpaid Monthly Policy Charges from Invested Assets. At the end of the Death Benefit Guarantee Period, if the Cash Surrender Value is less than the current Monthly Policy Charges, the Policy will enter the Policy Grace Period and an additional Premium Payment will be required to keep the Policy in force (See “Termination and Reinstatement.”)

Guaranteed Minimum Death Benefit If the Policy is being kept in force by the Death Benefit Guarantee when the Insured dies, the gross amount of death proceeds will be the Guaranteed Minimum Death Benefit (“GMDB”) regardless of the Death Benefit Option in effect. On the Date of Issue, the GMDB equals the Specified Amount. After the Date of Issue, if there is a Policy change that decreases the Specified Amount below the current GMDB, including a Death Benefit Option change that decreases the Specified Amount, then the GMDB will be reduced to equal the new Specified Amount.

Benchmark Premium Test During the Death Benefit Guarantee Period, the Death Benefit Guarantee keeps the Policy from terminating, provided that the Benchmark Premium Test is met. Unless the Death Benefit Guarantee has previously terminated, the Benchmark Premium Test will be performed on each Monthly Processing Date during the Death Benefit Guarantee Period or until the Policy Anniversary nearest the Insured's 121st birthday, if sooner. The Benchmark Premium Test is met provided that:

(1)	on the current Monthly Processing Date, (a) is greater than or equal to (b) where:

(a)	is the cumulative Premium Payments minus the sum of the following:

•	the cumulative withdrawals; and

•	principal loan balance (See “Policy Loans”) ; and

(b)	is the cumulative Death Benefit Guarantee Benchmark Premium for the current Monthly Processing Date; AND

(2)	the Benchmark Premium Test has been met on all prior Monthly Processing Dates.

The Benchmark Premium Test will be deemed to have been met on all Monthly Processing Dates during a Death Benefit Guarantee Grace Period if the required Premium Payment is made prior to the expiration of the Death Benefit Guarantee Grace Period.

The Death Benefit Guarantee Benchmark Premium is shown in the Policy Schedule Pages. This amount is generally calculated as the level premium amount which would be sufficient to fund the Policy until the end of the Death Benefit Guarantee Period, assuming a 4% net investment rate of return and deduction of mortality and expense charges not in excess of guaranteed maximum rates. The Death Benefit Guarantee Benchmark Premium varies based on the Insured's Issue Age and risk classification, the Specified Amount, the Death Benefit Option, the Death Benefit Guarantee Period, and any optional benefits. The Death Benefit Guarantee Benchmark Premium is used solely to determine whether or not the Benchmark Premium Test is met.

See the Appendix for examples of the operation of the Benchmark Premium Test.

Termination of Death Benefit Guarantee For Failure to Meet Death Benefit Guarantee Test If on a Monthly Processing Date the Benchmark Premium Test is not met, you will have 61 days to make an additional payment to keep the Death Benefit Guarantee, provided the Death Benefit Guarantee Period is not already scheduled to expire during that 61-day period. The Death Benefit Guarantee Grace Period will begin on the date we send you written notice of the amount of payment you must pay. The minimum payment that you must pay will be the amount necessary to meet the Benchmark Premium Test at the end of the Death Benefit Guarantee Grace Period.

The Death Benefit Guarantee will continue during the Death Benefit Guarantee Grace Period, terminating at the end of such period if you do not make the required payment. If you do not make the required payment, you will not be able to reinstate the Death Benefit Guarantee.

When the Death Benefit Guarantee terminates, the Policy will still remain in force provided the Cash Surrender Value on the Monthly Processing Date is greater than the Monthly Policy Charges. If, however, this requirement is not met, the Policy will enter the Policy Grace Period, during which time you may still avoid termination of your Policy, provided you make sufficient additional payments to keep the Policy in force. (See “Termination and Reinstatement.”) If the Insured dies during the Death Benefit Guarantee Grace Period, and the Death Benefit Guarantee is keeping the Policy in force, we will deduct from the Life Insurance Benefit the amount of the Premium Payment required to meet the Benchmark Premium Test as of the last Monthly Processing Date preceding or on the date of death of the Insured.

Payment Plan Options

Upon the death of the Insured, in lieu of a lump sum payment, your Beneficiary may elect to receive his or her share of the Life Insurance Benefit by one of the following fixed payment plan options. You may also elect to have surrender proceeds paid by either of these options. Payments under a fixed payment plan option are not be affected by the investment performance of the Divisions after the proceeds are applied to the selected payment plan. Payments under fixed payment plan options will be based on rates declared by the Company when the payment plan is entered into. Those rates will not be less than the rates shown in the Policy. The monthly income payment rates in the Policy life income plans are based on interest at an annual effective rate of 2.50% and the Annuity 2000 Mortality Table with projected mortality improvements using 125% of Projection Scale G. Ages are adjusted to reflect mortality improvement from the Issue Date of the Policy to the start of the payment plan. The same rate will apply to the Net Premium paid to increase the amount of the monthly payment under a Life Income payment plan. (See “Increase of Monthly Income.”) There is no additional charge for electing a fixed payment plan option. We may offer additional payment plans.

•	Single Life Income We will make monthly payments for the selected certain period. The options for the certain period are zero years (meaning without a certain period), ten years, twenty years or a refund period which continues until the sum of the payments that have been made is equal to the amount that was originally applied under the payment plan. If the payee lives longer than the certain period, payments will continue for his or her life. If the payee dies before the end of the certain period, the balance of the certain period payments will be paid to the payment plan beneficiary or beneficiaries your Beneficiary designates.

•	Joint and Survivor Life Income We will make monthly payments for a 10-year certain period, and thereafter for as long as either of the individuals upon whose lives income payments are based is living. If both payees die before the end of the certain period, the balance of the certain period payments will be paid to the payment plan beneficiary or beneficiaries your Beneficiary designates.

In general, the monthly payments under a joint and survivor life income plan will be lower than, but may be payable for a longer period than, a single life income plan.

You may elect a payment plan for each Beneficiary's share of the Life Insurance Benefit:

•	while the Insured is living; or

•	during the first 60 days after the death of the Insured, if you are not the Insured. An election made during that 60 day period may not be revoked.

Subject to the Owner's rights, and upon providing any information that we may require, a direct or contingent Beneficiary may elect a payment plan for his or her share of the Life Insurance Benefit and/or name his or her own beneficiary for the payment plan value, if any, remaining on his or her death. If no such payment plan beneficiary is named, then the payment plan beneficiary for the remaining value, if any, shall be the estate of the deceased direct or contingent Beneficiary. Payment plan beneficiaries will continue to receive payments of the remaining value under the terms of the payment plan in effect on the death of the direct or contingent Beneficiary.

Withdrawal The remaining value, if any, in a payment plan may be withdrawn in a lump sum upon the death of all individuals upon whose lives income payments are based. The withdrawal value will be the present value of any unpaid payments for the remaining certain period. The present value will be based on the rate of interest used to determine the amount of the payments.

Limitations A direct or contingent Beneficiary who is a natural person may be paid under a Life Income payment plan only if the payments depend on his or her life. A non-natural person may be paid under a Life Income payment plan only if the payments depend on the life of the Insured's spouse or the Insured's dependent.

Payment Frequency… Upon written request, we will make payments once every 3, 6 or 12 months instead of each month.

Increase Of Monthly Income A direct or contingent Beneficiary may, at the time the payment plan elected takes effect, increase the amount of the monthly payments under the Life Income payment plan by making an annuity premium payment to the Company. We will apply the net annuity premium to the payment plan. The net annuity premium is the amount of the annuity premium payment less a charge of not more than 2% and less any premium tax. The net annuity premium will be applied under the same payment plan and at the same rates as the proceeds. The Company may limit this net annuity premium to an amount that is equal to the direct or contingent Beneficiary's share of the proceeds payable under this Policy.

Surrenders and Withdrawals

Surrenders

You may surrender your Policy for the Cash Surrender Value at any time while the Insured is alive and the Policy is in force. The Cash Surrender Value will change daily in response to the investment performance of the Divisions in which you are invested. We determine the Cash Surrender Value on the Valuation Date we receive your written surrender request at our Home Office, except that if we receive your written request after the close of business on a Valuation Date or on a non-Valuation Date, we will determine the Cash Surrender Value as of the close of business on the next Valuation Date.

If permitted under applicable state law, your Policy will be issued with a Surrender of Policy Endorsement that provides for receipt of an amount in addition to your Cash Surrender Value if your Policy is surrendered within the first six Policy Years, provided the Invested Assets are greater than zero on the date of surrender. This additional amount is based on sales loads and Monthly Deferred Sales Charges incurred, and Premium Payments and withdrawals made, through the surrender date. There is no separate charge for the endorsement, and it has no effect on the definition of Policy Value.

We do not guarantee any minimum Cash Surrender Value. We may require you to return your Policy to our Home Office when you request a surrender of the Policy. We will pay surrender proceeds in a lump sum or under a payment plan option you select. (See “Payment Plan Options.”) A surrender may have tax consequences.

Withdrawals

Upon written request received at our Home Office, you may make a withdrawal from your Policy Value, subject to the Company’s right to assess a charge deducted from Invested Assets in an amount up to $25 per withdrawal (currently waived). You may make no more than four withdrawals in a Policy Year. Each withdrawal must be at least $250, and you may not withdraw an amount that would:

•	reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt;

•	reduce the Specified Amount to less than the minimum Specified Amount that the Company would require for issuance of a Policy at the time of withdrawal; or

•	reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge and any applicable service charge.

A withdrawal of Policy Value decreases Invested Assets and may also have tax consequences. (See “Tax Considerations.”) A withdrawal may also decrease the Specified Amount used to determine the Death Benefit. Specifically, if Death Benefit Option A is in effect at the time of withdrawal, the Specified Amount will be reduced by the excess, if any, of the Specified Amount over the result of (a) minus (b) where:

(a)	is the Death Benefit immediately prior to the withdrawal; and

(b)	is the amount of the withdrawal and applicable service charge.

If we receive your written request for withdrawal at our Home Office on or before the close of business on a Valuation Date, the withdrawal will be effective as of the close of business on that Valuation Date. If we receive your written request after the close of business on a Valuation Date or on a non-Valuation Date, the withdrawal will be effective as of the close of business on the next Valuation Date. On the Valuation Date on which a withdrawal from the Policy Value is effective, the Invested Assets will be reduced by the amount of the withdrawal. The amount of the withdrawal will be allocated among the Divisions in proportion to the allocation of Invested Assets to each Division unless you instruct otherwise.

Policy Loans

While the policy is in force, using the Policy as security, you may submit a request for a loan in an amount that, when added to existing Policy Debt, is not greater than your Loan Value. You may borrow up to 90% of the Policy Value. A Policy loan may have tax consequences. (See “Tax Considerations.”)

Interest on a Policy loan accrues on a daily basis at an annual effective interest rate of 5%, and is included in Policy Debt as it accrues. Interest is due and payable on each Policy Anniversary. If interest is not paid when due, we will add accrued and unpaid interest to the principal loan balance, which consists of outstanding loans and interest added to principal. Policy Debt reduces the Cash Surrender Value and may cause the Policy to lapse, subject to the terms of any applicable Death Benefit Guarantee and Grace Period. (See “Policy Grace Period.”)

We will take an amount equal to the loan (“loan amount”) from the Divisions in proportion to the amounts in the Divisions. We will also deduct from Invested Assets a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. The loan accrues interest at an annual effective rate of 5%. A Policy loan, even if you repay it, will have a permanent effect on the Policy Value, the Cash Surrender Value, and the Death Benefit because the loan amounts do not participate in the Separate Account's investment results while the loan is outstanding. We deduct any Policy Debt from the Policy Value in determining the Cash Surrender Value upon surrender, and from the Life Insurance Benefit payable on the Insured's death.

You may repay a Policy loan, including any accrued interest outstanding, in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each such payment, we will transfer an amount equal to the payment amount from our General Account to the Separate Account Divisions in proportion to the Premium Payment allocation instructions then in effect. We will credit those payments when we receive them in our Home Office. If we receive your payment before the close of trading on the New York Stock Exchange on a Valuation Date, we will process your payment on that Valuation Date. If we receive your payment on or after the close of trading on a Valuation Date, or on a non-Valuation Date, we will process your payment on the next Valuation Date.

If there is Policy Debt, payments received at our Home Office will be treated as payments to reduce Policy Debt unless designated as Premium Payments.

Termination and Reinstatement

Unless the Death Benefit Guarantee is in effect, if the Cash Surrender Value is less than the Monthly Policy Charge on any Monthly Processing Date, your Policy will enter into a 61-day grace period (“Policy Grace Period”) and terminate (or lapse) with no value and your insurance coverage will end, unless you submit a payment to keep the Policy in force. The Policy Grace Period begins on the date that we send you a notice. The notice will indicate the minimum payment amount required to keep the Policy in force and the date by which you must make the payment. Upon receipt of the payment, we will allocate the payment, less any current and past due and unpaid Monthly Policy Charges, to the Divisions of the Separate Account, based on your allocation instructions then in effect. If the Insured dies during the Policy Grace Period, we will deduct any Monthly Policy Charges due and unpaid from the Life Insurance Benefit.

After your Policy has terminated, you may reinstate it within three years (or longer if required under state law) following the termination date, subject to our approval and satisfying our underwriting requirements. To reinstate the Policy, you must make a payment equal to the amount that will cover all Monthly Policy Charges that were due and unpaid before the end of the Policy Grace Period and three times the Monthly Policy Charge due on the reinstatement effective date. If we approve the Application for reinstatement, the effective date of the reinstated Policy will the Monthly Processing Date on which the reinstatement Application is received at our Home Office, but if the Application is not received on a Monthly Processing Date then it will be effective on the next Monthly Processing Date. Any Policy Debt that was outstanding when the Policy terminated will also be reinstated. You do not have the right to reinstate your Policy if you surrender it for the Cash Surrender Value.

On the effective date of the reinstatement, the Policy Value will be equal to the sum of:

•	the Net Premium paid upon reinstatement; and

•	any Policy Debt on the termination date; minus the sum of:

•	all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period; and

•	the Monthly Policy Charge due on the reinstatement effective date.

On the later of the effective date of the reinstatement or the date we approve your Application for reinstatement, we will allocate the Policy Value less any Policy Debt among the Separate Account Divisions based on the Premium Payment allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then we will allocate this amount on the next Valuation Date.

For a discussion of the tax effects associated with termination and reinstatement of a Policy, see “Tax Considerations.”

Fixed Paid-Up Insurance

Upon written request to the Company, you may change your Policy to Fixed Paid-Up insurance. Your election to convert to Fixed Paid-Up insurance is irrevocable. To convert your Policy, the Cash Surrender Value must be at least $1,000 and the Policy must have been in force for at least 12 months from the Policy Date.

The effective date of change to Fixed Paid-Up insurance will be the Monthly Processing Date on which the request is received at our Home Office. If the request is not received on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. On the date the Policy is changed to Fixed Paid-Up insurance, Invested Assets becomes the Contract Fund Value. We then transfer the Contract Fund Value amount from the Separate Account to the Company's General Account, and any outstanding Policy Debt continues. After the transfer, the Policy Value will equal the Contract Fund Value plus any Policy Debt. The Specified Amount will be changed to the lesser of the Death Benefit prior to the change or the Policy Value (after any withdrawals on the date of the change) multiplied by the factor shown on the Policy Schedule Pages. The Death Benefit Option will be changed to Option A; and any Death Benefit Guarantee and any additional benefits in effect will be terminated.

When the Policy is in force as Fixed Paid-Up insurance, you will not be permitted to make additional Premium Payments, change Death Benefit Options, or add optional benefits to the Policy. Specified Amount changes are not permitted, unless the Specified Amount is reduced as a result of a withdrawal. Subject to certain restrictions, you are permitted to make withdrawals and loan repayments and take out additional loans. Loans and withdrawals reduce the Contract Fund Value and may increase the chance the Policy will terminate without value. The Policy will terminate without value if the Contract Fund Value becomes less than the Monthly Policy Charge.

The Contract Fund Value will earn interest at an annual effective rate determined by the Company that may change as often as daily, but at no time will the annual effective interest rate be less than 4%. On the effective date of the change to

Fixed Paid-Up insurance, the Contract Fund Value is equal to the amount transferred from the Separate Account. On any day after the effective date, the Contract Fund Value is equal to the Contract Fund Value at the end of the previous day plus any of the following items applicable for the current day:

•	interest on the Contract Fund Value;

•	any loan repayment and accrued loan interest payment made; and

•	any Policy dividend directed to increase the Contract Fund Value;

minus any of the following items applicable to the Contract Fund Value for the current day:

•	a monthly policy charge applicable to Fixed Paid-Up insurance;

•	Policy loans;

•	withdrawals; and

•	service charges.

Optional Benefits

There are two optional benefits available if your Policy is not underwritten on a “guaranteed issue” basis: (1) the Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability (“Specified Monthly Charges Benefit”); and (2) the Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability (“Selected Monthly Premium Benefit”). The Specified Monthly Charges Benefit and the Selected Monthly Premium Benefit may be elected at any time while the Insured is between Attained Ages 18 and 59, inclusive. If the Owner seeks to add an optional benefit after the Policy has been issued, the addition of the benefit will be subject to the Company’s then-current underwriting standards. You may select either the Specified Monthly Charges Benefit or the Selected Monthly Premium Benefit, but not both. These optional benefits are not available for all Attained Ages and risk classifications, and may not be available in all states.

Subject to applicable terms and conditions, the Specified Monthly Charges Benefit provides for the payment of the premium amount required to cover the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured, if the total disability is due to accident or sickness and total disability begins on or before the Policy Anniversary nearest the Insured's 60th birthday. If the total disability begins after the Policy Anniversary nearest the Insured's 60th birthday, the benefit provides for the payment of the current Monthly Policy Charge (other than the Monthly Policy Debt Expense Charge) that come due during the total disability of the Insured until the Policy Anniversary nearest the Insured's 65th birthday.

Subject to applicable terms and conditions, the Selected Monthly Premium Benefit provides for the payment of the greater of a selected premium amount or the amount needed to provide for payment of the current Monthly Policy Charges (other than the Monthly Policy Debt Expense Charge) during the total disability of the Insured, if the total disability is due to accident or sickness and total disability begins on or before the Policy Anniversary nearest the Insured's 60th birthday. If the total disability begins after the Policy Anniversary nearest the Insured's 60th birthday, the benefit is payable during the total disability of the Insured, but only to the Policy Anniversary nearest the Insured's 65th birthday.

The Specified Monthly Charges Benefit and the Selected Monthly Premium Benefit terminate on the earliest of: (1) the Policy Anniversary that is nearest the 65th birthday of the Insured if the Insured became totally disabled after the Policy Anniversary that is nearest the 60th birthday of the Insured; (2) when the Policy terminates; (3) when the Policy becomes Fixed Paid-Up insurance; or (4) when the Owner's written request to terminate the benefit is received at our Home Office.

The amounts paid under the Specified Monthly Charges and Selected Monthly Premium Benefits are treated as Premium Payments subject to the terms of the Policy, except that neither is included in cumulative Premium Payments made for purposes of Death Benefit Option C. The amounts paid under the Specified Monthly Charges and Selected Monthly Premium Benefits are treated as Premium Payments paid for purposes of the Benchmark Premium Test, if applicable to the Policy.

If you select one of these optional benefits, a charge for the benefit will be added to the Monthly Policy Charge. (See “Periodic Charges Other than Fund Operating Expenses.”) Any such charge will continue to be assessed as long as the benefit remains in force, except that charges for the benefits will be waived when the Insured is totally disabled, subject to the terms and conditions of the applicable benefit. Once the Policy has been issued, an optional benefit may be added to the Policy, subject to the Company's insurability requirements and other rules. If an Owner requests to terminate an optional benefit, the termination will be effective on the next Monthly Processing Date.

Other Policy Transactions

Transfers

Subject to the limitations on short term and excessive trading discussed below, you may make as many as twelve transfers among the Divisions of the Separate Account during a Policy Year. You may request the transfer in writing. If we receive your request for transfer before the close of trading on the New York Stock Exchange on a Valuation Date, we will process your request on that Valuation Date. If we receive your request on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, we will process your request on the next Valuation Date.

Although no fee is currently charged, we reserve the right to charge a transfer fee of $25. We deduct this charge from each Division in proportion to the amounts in each Division after the transfer. We also reserve the right to impose a minimum and/or maximum size on the transfer amounts. In addition, certain of the Portfolios in which the Divisions invest may impose redemption fees. These fees are described in the Portfolios' prospectuses.

Eligible Owners may submit transfer instructions by telephone or via the Internet at www.nmfn.com (“electronic instructions”) in accordance with our then current telephone or Internet procedures. (For information regarding our current telephone and internet transfer procedures, including our current telephone and internet addresses, see the “Owner Inquiries” section of the prospectus.) However, we are not required to accept electronic instructions, and we will not be responsible for losses resulting from transactions based on unauthorized electronic instructions, provided we follow procedures reasonably designed to verify the authenticity of electronic instructions. We reserve the right to limit, modify, suspend or terminate the ability to make transfers via electronic instructions.

Short Term and Excessive Trading

Short term and excessive trading (sometimes referred to as “market timing”) may present risks to a Portfolio's long-term investors, such as Owners and other persons who may have material rights under the Policy (e.g., Beneficiaries), because it can, among other things, disrupt Portfolio investment strategies, increase Portfolio transaction and administrative costs, require higher than normal levels of cash reserves to fund unusually large or unexpected redemptions, and adversely affect investment performance. These risks may be greater for Portfolios that invest in securities that may be more vulnerable to arbitrage trading including foreign securities and thinly traded securities, such as small cap stocks and non-investment grade bonds. These types of trading activities also may dilute the value of long-term investors' interests in a Portfolio if it calculates its net asset value using closing prices that are no longer accurate. Accordingly, we discourage market timing activities.

To deter short term and excessive trading, we have adopted and implemented policies and procedures which are designed to control abusive trading practices. We seek to apply these policies and procedures uniformly to all Owners, except to the extent we are prevented from doing so under applicable state or federal law or regulation. Any exceptions must be either expressly permitted by our policies and procedures or subject to an approval process described in them. Because exceptions are permitted, it is possible that investors may be treated differently and, as a result, some may be allowed to engage in trading activity that might be viewed as market timing.

Among the steps we have taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions. Further, an investor who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy Anniversary date, and sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy Anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to transfers by the Company (e.g., automatic asset transfers, such as scheduled or systematic transactions involving Portfolio rebalancing and dollar cost averaging) or to initial allocations or changes in allocations.

These policies and procedures may change from time to time in our sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require us to provide transaction information to the Fund.

If we believe your trading activity is in violation of, or inconsistent with, our policies and procedures or otherwise is potentially disruptive to the interests of other investors, you may be asked to stop such activities, and future investments, allocations or transfers by you may be rejected without notice. Because we retain discretion to determine what action is appropriate in a given situation, investors may be treated differently and some may be allowed to engage in activities that might be viewed as market timing.

We intend to monitor events and the effectiveness of our policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, we may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on our ability to impose restrictions on the trading practices of Policy Owners.

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging (“DCA”) program by making an election in the Application or by completing an election form and sending it to our Home Office. There is no additional charge for DCA. Under our DCA program, you may authorize us to transfer monthly a fixed dollar amount or fractional amount from the Money Market Division to other Divisions. The transfers continue until you instruct us otherwise, or until the amount in the Money Market Division is exhausted. Your request to participate in this program is effective when we receive your completed Application or election form at our Home Office. You may elect to increase or decrease the amount of transfer payments under our DCA program. We may modify, suspend, or discontinue the DCA program at any time.

DCA does not assure a profit or protect against loss in a declining market. Carefully consider your willingness to continue Premium Payments during declining markets.

Portfolio Rebalancing

Portfolio rebalancing helps you to maintain your allocation of Invested Assets among the Divisions over time. If you elect automatic rebalancing, we automatically transfer your Invested Assets, and apply new Net Premiums (unless you specify otherwise), in accordance with the allocation percentages you specify. Portfolio rebalancing may reduce the amount of your Invested Assets allocated to the better performing Divisions.

You may choose to rebalance monthly, quarterly, semi-annually or annually. We do not charge a transfer fee for automatic Portfolio rebalancing. You may elect Portfolio rebalancing and modify or terminate your election at any time by submitting a written request to our Home Office. We may change, terminate, limit or suspend this feature at any time.

Charges and Deductions

Premium Expense Charges

We deduct a charge from each Premium Payment for state premium taxes and a portion of our federal corporate taxes. Premium taxes vary from state to state and currently range from 0.0% to 3.5% of life insurance premiums. The 2.00% rate that we charge is what we have determined to be an average. The tax rate for a particular state may be lower, higher, or equal to the 2.00% deduction, although we will charge 2.00% regardless of the state in which you live.

Due to a federal tax law change under the Omnibus Budget Reconciliation Act of 1990, as amended (“OBRA”), insurance companies are generally required to capitalize and amortize certain acquisition expenses rather than currently deduct such expenses. Due to this capitalization and amortization, the corporate income tax burden on insurance companies has been affected. We make a charge of 1.30% against each Premium Payment to compensate us for this additional corporate tax burden.

The total amount of the current charges attributable to state premium taxes and OBRA, as described above, is 3.30% of each Premium Payment. Tax charges may increase to reflect changes in tax laws.

For Issue Ages 18-60, we generally deduct a charge, or “sales load,” of 36.70% for sales costs from Premium Payments up to the Target Premium in Policy Year 1, 9.90% from Premium Payments up to the Target Premium in Policy Year 2, 7.10% from Premium Payments up to the Target Premium in Policy Years 3-10 and 2.50% of Premium Payments up to the Target Premium in all Policy Years thereafter. For Issue Ages above age 60, the sales load percentages that apply to Premium Payments up to the Target Premium are lower in Policy Years 1-10. For instance, the charge to an Insured, Issue Age 75, would be 26.70% from Premium Payments up to the Target Premium in Policy Year 1, 9.15% from Premium Payments up to the Target Premium in Policy Year 2, and 6.35% from Premium Payments up to the Target Premium in Policy Years 3-10. For all Issue Ages, there is a 3.55% charge on all Premium Payments in excess of the Target Premium for Policy Years 1-10 and a 2.50% charge on all Premiums Payments in excess of the Target Premium in all Policy Years thereafter.

We expect to recover our expenses of selling and advertising (“distribution expenses”) from this “sales load”, over the period while the Policies are in force, and from the Deferred sales charges described below. The amounts we deduct for distribution expenses in a Policy Year are not specifically related to distribution expenses incurred that year. To the extent that distribution expenses exceed the amounts deducted, we will pay the expenses from our other assets. These assets may include, among other things, any gain realized from the charge against the assets of the Separate Account for the mortality and expense risks we have assumed. (See “Charges Against the Account Assets.”) To the extent that the amounts deducted for distribution expenses exceed the amounts needed, we will realize a gain.

Monthly Policy Charges and Service Charges

We deduct Monthly Policy Charges from Invested Assets on each Monthly Processing Date. The Monthly Policy Charges include the monthly Cost of Insurance Charge, the monthly Mortality and Expense Risk Charge, the monthly Administrative Charge, the monthly Underwriting and Issue Charge, the monthly Deferred Sales Charge, and, if applicable, the monthly Policy Debt Expense Charge, the monthly Death Benefit Guarantee Charge, and the monthly charge for Optional Benefits. These charges are described in the following paragraphs.

We determine the Cost of Insurance Charge by multiplying the net amount at risk by the Cost of Insurance rate, which is based on the Issue Age, sex, and risk classifications of the Insured, the Policy duration, and the presence or absence of the Surrender of Policy Endorsement. The net amount at risk is approximately equal to the Death Benefit currently in effect less the Policy Value. The net amount at risk will be affected by investment performance, the amount and timing of Premium Payments, and the charges and expenses for the Policy. The maximum Cost of Insurance rates are included in the Policy.

The maximum amount of the Mortality and Expense Risk Charge is equal to an annual rate of 0.60% (0.05% monthly rate) of Invested Assets. Currently, for Policies with the Surrender of Policy Endorsement, the charge is equal to an annual rate of 0.20% (0.01667% monthly rate) of Invested Assets for the first ten Policy Years, and 0.10% (0.00833% monthly rate) of Invested Assets for Policy Years 11 and beyond. For Policies without the Surrender of Policy Endorsement, the current charge is equal to an annual rate of 0.14% (0.01167% monthly rate) of Invested Assets for the first ten Policy Years and 0.04% (0.00333% monthly rate) of Invested Assets for Policy Years 11 and beyond. The mortality risk is the risk that Insureds may not live as long as we estimated. The expense risk includes the risk that expenses of issuing and administering the Policies may exceed the estimated costs. Our revenues attributable to this charge may exceed our mortality and expense costs covered by this charge.

The Administrative Charge, which varies based on the Insured's Issue Age and risk classification on the Date of Issue and Policy duration, is for administrative expenses, including costs of Premium Payment collection, processing claims, keeping records, and communicating with Owners. This current charge ranges from $5.40 to $23.80 per month.

The Underwriting and Issue Charge applies during the first ten Policy Years and is based on the Initial Specified Amount and the risk classification of the Insured. The charge ranges from $0.0040833 to $0.0330500 per $1,000 of Initial Specified Amount.

The Policy Debt Expense Charge is deducted for the expenses and taxes associated with the Policy Debt, if any. The maximum amount of the charge is equal to an annual rate of 2.0% (0.16667% monthly rate) of Policy Debt. Currently, for Policies with the Surrender of Policy Endorsement, the charge is equal to an annual rate of 0.45% (0.0375% monthly rate) of Policy Debt for the first ten Policy Years, and 0.35% (0.02917% monthly rate) of Policy Debt for Policy Years 11 and beyond. For Policies without the Surrender of Policy Endorsement, the current charge is equal to an annual rate of 0.39% (0.0325% monthly rate) of Policy Debt for the first ten Policy Years and 0.29% (0.02417% monthly rate) of Policy Debt for Policy Years 11 and beyond.

We deduct the Deferred Sales Charge, which is for sales expenses, during the first ten Policy Years. The minimum charge is 6.85% (0.5708% monthly rate) of cumulative Premium Payments in the first Policy Year (up to the Target Premium). The maximum charge applied during the first Policy Year is 13.35% (1.1125% monthly rate) of cumulative Premium Payments in the first Policy Year (up to the Target Premium).

We deduct the Death Benefit Guarantee Charge to compensate us for the risk we have assumed by guaranteeing the Guaranteed Minimum Death Benefit. For a Policy that has a Death Benefit Guarantee, the maximum amount of the charge is $0.02 per $1,000 of Guaranteed Minimum Death Benefit. Currently, the charge is $0.01 per $1,000 of Guaranteed Minimum Death Benefit.

We deduct a charge for the Waiver Benefit: Payment of Selected Monthly Premium and the Waiver Benefit: Payment of Specified Monthly Charges, if either of these Optional Benefits is selected. Charges for these Optional Benefits vary based on the Insured’s Attained Age and risk classification. For substandard risks, the charges may be increased by a multiple of up to 4.5 times the standard risk rate.

We also charge certain transaction fees (also referred to as service charges) that are deducted from Invested Assets on the dates on which transactions take place. These charges are $25 per change if more than one change occurs in the Specified Amount in a Policy Year, $25 per withdrawal, $25 per transfer of assets among the Divisions of the Separate Account, and $25 per change of the Death Benefit Option. Currently we waive all of these charges.

We will apportion deductions for the above charges from Invested Assets among the Divisions of the Separate Account in proportion to the amounts invested in the Divisions.

Portfolio Expenses

The value of the net assets of each Division reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Division invests. For further information, consult the Portfolio's prospectuses and the Annual Portfolio Operating Expenses table included in the Fee Table of this prospectus.

Other Policy Provisions

Naming a Beneficiary

You must name a Beneficiary at the time you apply for your Policy on your Application, but you may change the Beneficiary you designate while the Insured is living and during the first 60 days after the date of death of the Insured if you are not the Insured. Naming or changing a Beneficiary will be made after receipt of your written request in our Home Office effective as of the date you sign your request. Any Beneficiary change terminates all rights under previous Beneficiary designations. We will not be responsible for any payment or other action we take with respect to your Policy before we receive your written request, and we may require the Policy to be sent to us for endorsement to reflect the Beneficiary change. If you do not name a Beneficiary or your direct and contingent Beneficiaries are not living when the Life Insurance Benefit becomes payable, you, as Owner, or your estate if you are deceased, will receive the proceeds.

Incontestability

We will not contest a Policy after it has been in force during the lifetime of the Insured for two years from the Date of Issue or the date of reinstatement. We will not contest a change to the Policy that was subject to insurability requirements after the change has been in force during the lifetime of the Insured for two years from the date of the change.

Suicide

If the Insured dies by suicide within one year from the Date of Issue, the amount payable under the Policy will be limited to the Premium Payments, less the amount of any Policy Debt and withdrawals. If the Insured dies by suicide within one year of the date of issuance of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable with respect to the increase will be limited to the amounts charged for the cost of insurance and other expenses attributable to the increase.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, we will adjust all charges, values and benefits to reflect the correct age and sex.

Collateral Assignment

You may assign a Policy as collateral security. We are not responsible for the validity or effect of a collateral assignment and we will not be deemed to know of an assignment before receipt of the assignment in writing at our Home Office. The interests of any Beneficiary will be subject to any collateral assignment made either before or after any Beneficiary is named. The collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership. (See “Ownership Rights.”)

Deferral of Determination and Payment

We will ordinarily pay Policy benefits (i.e., Policy Loans, Cash Surrender Values, and withdrawals) within seven days after we receive all required documents at our Home Office. However, we may defer determination and payment of benefits if:

•	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of Owners; or

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

When the Policy is in force as Fixed Paid-Up insurance, we may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate of 4% from the date of surrender to the date of payment. We may also defer payment of a Policy loan or withdrawal for up to six months.

If you have submitted a check or draft to our Home Office, we have the right to defer payment of Life Insurance Benefit, surrender, withdrawal, loan, or payment plan proceeds until the check or draft has been honored.

If mandated under applicable law, we may be required to freeze the Policy Value and thereby refuse to pay any requests for transfer, withdrawals, surrender, loans, or Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. We may also be required to provide additional information about you, your Policy, and your trading activities to government regulators.

Dividends

This Policy is eligible to share in the divisible surplus, if any, of the Company. We determine in our sole discretion the amount and appropriate allocation of divisible surplus each year. Divisible surplus credited to your Policy is referred to as a dividend. We will credit dividends attributable to your Policy, if any, on the Policy Anniversary. There is no guaranteed method or formula for the determination or allocation of divisible surplus. Even if there is a divisible surplus, the payment of a dividend on this Policy is not guaranteed. It is not expected that any dividends will be payable on this Policy.

We will pay annual dividends, if any, in cash or you may use them to increase the Policy Value. If you do not provide direction as to the use of dividends, we will use them to increase the Policy Value. Dividends used to increase the Policy Value will be allocated to the Divisions of the Separate Account according to the allocation of Net Premiums then in effect.

Voting Rights

As long as the Separate Account continues to be registered as a unit investment trust under the 1940 Act, and as long as Separate Account assets of a particular Division are invested in shares of a given Portfolio, we will vote the shares of that Portfolio held in the Separate Account in accordance with instructions we receive from the Owners of Policy Value supported by assets of that Division. Each Owner will receive periodic reports relating to the Portfolios, proxy material and a form with which to give instructions with respect to the proportion of shares of the Portfolio held in the Separate Account corresponding to the Owner’s Policy Value. We will vote shares for which no instructions have been received and shares held in our General Account in the same proportion as the shares for which instructions have been received from Policy Owners. The effect of such proportional voting is that a small number of Owners may control the outcome of a vote.

Reports and Financial Statements

For each Policy Year, we will send you an annual statement showing the Death Benefit, Policy Value and any Policy Debt (including interest charged) as of the Policy Anniversary. We will also send you a confirmation statement when you make a Premium Payment, transfer amounts among Divisions, make a withdrawal of Policy Value, take a Policy loan, or surrender the Policy. The annual statement and confirmation statements will show the apportionment of Invested Assets among the Divisions. If the Policy is in force as Fixed Paid-Up insurance, you will receive only an annual statement showing the Death Benefit, Contract Fund Value, and any Policy Debt.

Annually, we will send you a report containing financial statements of the Separate Account and, semi-annually, we will send you reports containing financial information and schedules of investments for the Portfolios underlying the Divisions to which your Invested Assets are allocated. The financial statements of Northwestern Mutual appear in the Statement of Additional Information. Because the Separate Account commenced operations after the end of fiscal year 2006, financial statements for the Separate Account are currently not available. To receive a copy of the Statement of Additional Information, call 1-888-455-2232.

Legal Proceedings

Northwestern Mutual, like other life insurance companies, is ordinarily involved in litigation. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Northwestern Mutual to meet its obligations under the Policy, on the Separate Account, or on NMIS and its ability to perform its duties as underwriter for the Separate Account.

Owner Inquiries

Get up-to-date information about your Policy at your convenience with your Policy number and your Personal Identification Number (PIN). Call Northwestern Mutual Express toll-free at 1-800-519-4665 to review Policy Values and unit values, transfer among Divisions, change allocation instructions and obtain Division performance information. With your User ID and password you can also visit our website (www.nmfn.com) to access Division performance information, forms for routine service, and daily values for Policies you own. Eligible Owners may also transfer Invested Assets among the Divisions and change the allocation of future Premium Payments online. For enrollment information, please contact us at 1-800-388-8123. If you have questions about surrendering your Policy or filing a claim, please contact your Network Representative or call the Variable Life Service Center at 1-866-424-2609.

Illustrations

Your Northwestern Mutual Network Representative will provide you with illustrations for a Policy upon your request when you apply for a Policy and while your Policy is in force. When you apply for a Policy, the illustrations will be based on the information you give us about the proposed Insured and will reflect such factors as the Specified Amount, Death Benefit Option and Premium Payments that you select. While the Policy is in force, the illustrations will reflect the performance of your Policy to date and will show how the Death Benefit and Policy Value for a Policy would vary based on hypothetical future investment results. These should be based upon realistic expectations given your own individual situation.

Illustrations for variable life insurance policies do not project or predict investment results. The illustrated values assume that non-guaranteed elements such as dividends, policy charges and level investment returns will not change. Given the volatility of the securities markets over time, the illustrated scenario is unlikely to occur and the actual Policy Value, Death Benefit, and Cash Surrender Value, and certain expenses (which will vary with the investment performance of the Portfolios) will be more or less than those illustrated. In addition, the actual timing and amounts of payments, deductions, expenses and any values removed from the Policy will also impact product performance. Due to these variations, even a Portfolio that averaged the same return as illustrated will produce values which will be more or less than those which were originally illustrated.

Tax Considerations

General

The following discussion provides a general description of federal income tax considerations relating to the Policy. The discussion is based on current provisions of the Code as currently interpreted by the Internal Revenue Service. The discussion is not exhaustive; it does not address the likelihood of future changes in federal income tax law or interpretations thereof, and it does not address state or local tax considerations which may be significant in the purchase and ownership of a Policy.

This tax discussion is intended for the promotion of the Company’s products. It does not constitute legal or tax advice, and is not intended to be used and cannot be used to avoid any penalties that may be imposed on a taxpayer. Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

Life Insurance Qualification

Section 7702 of the Code defines life insurance for federal income tax purposes. Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a guideline premium test (GLPT) or a cash value accumulation test (CVAT). You must choose either the GLPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used. The GLPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by age of the Insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on the age, sex and risk classification of the Insured) of the Policy Value. The corridor under the CVAT is different from the corridor under the GLPT. Specifically, the CVAT corridor requires more Life Insurance Benefit in relation to Policy Value than is required by the GLPT corridor. Therefore, as your Policy Value increases your Life Insurance Benefit will increase more rapidly under CVAT than it would under GLPT. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Life Insurance Benefit, which may increase certain charges. We have designed the Policy to comply with these rules. We will return premiums that would cause a Policy to be disqualified as life insurance, or take any other action that may be necessary for the Policy to qualify as life insurance.

Section 817(h) of the Code authorizes the Secretary of the Treasury to set standards for diversification of the investments underlying variable life insurance policies. Final regulations have been issued pursuant to this authority. Failure to meet the diversification requirements would disqualify the Policies as life insurance for purposes of Section 7702 of the Code. We intend to comply with these requirements.

On July 24, 2003, the Internal Revenue Service issued Rev. Ruls. 2003-91 and 2003-92 that provide guidance on when a Policy Owner's control of separate account assets will cause the Policy Owner, and not the life insurance company, to be treated as the owner of those assets. Important indicators of investor control are the ability of the Policy Owner to select the investment advisor, the investment strategy or the particular investments of the separate account. If the owner of a policy were treated as the owner of the mutual Fund shares held in the separate account, the income and gains related to those shares would be included in the Policy Owner's gross income for federal income tax purposes. We believe that we own the assets of the Separate Account under current federal income tax law.

Tax Treatment of Life Insurance

While a Policy is in force, increases in the Policy Value as a result of investment experience are not subject to federal income tax until there is a distribution as defined by the Code. The Death Benefit received by a Beneficiary will ordinarily not be subject to federal income tax.

Unless the Policy is a modified endowment contract, as described below, a loan received under a Policy will not be treated as a distribution subject to current federal income tax. Interest paid by individual Owners of the Policies will ordinarily not be deductible. Other purchasers of Policies should consult a qualified tax advisor as to the deductibility of interest paid or accrued, (See “Business Owned Life Insurance.”)

As a general rule, the proceeds from a withdrawal of Policy Value will be taxable only to the extent that the withdrawal exceeds the basis of the Policy. The basis of the Policy is generally equal to the Premium Payments less any amounts previously received as tax-free distributions. Dividends, if any, whether paid in cash or applied to increase Policy Value are taxed as withdrawals. However, the reduction in the basis of the Policy is offset by a corresponding increase in basis when the dividend is applied to increase Policy Value. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy Years may be taxable to the extent that the Policy Value exceeds the basis of the Policy. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy.

Caution must be used when taking cash out of a Policy through Policy loans. If interest is not paid annually, it is added to the principal amount and the total amount will continue to accrue interest for as long as the loan is maintained on the Policy. The Policy loan, increased by accrued interest, reduces the Cash Surrender Value of the Policy. If the Policy remains in force until death, the loan will be repaid from the tax-free Death Benefit. However, if the Policy lapses or is surrendered, the loan (which includes the total amount of the loan plus accrued interest) will be repaid from the Policy Value, and the Policy Value will be taxable to the extent it exceeds the amount of Premium Payments. If the Policy is changed to Fixed Paid-Up insurance, the loan will continue in force and interest will continue to accrue. In extreme situations, Policy Owners can face what is called the “surrender squeeze.” The surrender squeeze occurs when the unborrowed Policy Value is insufficient to cover the Monthly Policy Charges or to cover the tax due if the Policy terminates. If the unborrowed Policy Value is insufficient to cover the Monthly Policy Charges, then either additional Premium Payments would have to be made and/or loan repayments would have to be made or the Policy would terminate and any income tax due would have to be paid with other assets.

An exchange of the Policy for another life insurance policy, an endowment contract or an annuity contract covering the same Insured may be done on a tax-free basis; however, any cash received or loan repaid in an exchange will be taxed to the extent of the gain in the Policy (i.e., on a gain-first basis). Special tax rules may apply when ownership of a Policy is transferred. You should seek qualified tax advice if you plan a transfer of ownership.

Modified Endowment Contracts

A Policy will be classified as a modified endowment contract if the cumulative premiums paid during the first seven Policy Years exceed a defined “seven-pay” limit. The seven-pay limit is the sum of the Premium Payments at any time net of expense and administrative charges that would have been paid on or before that time if the Policy provided for paid-up benefits after seven level annual payments based on defined interest and mortality assumptions. A Policy will be treated as a modified endowment contract unless any excess premiums are withdrawn from the Policy with interest within 60 days after the end of the Policy Year in which they are paid.

Whenever there is a “material change” under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and it will be subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account the Policy Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur, for example, as a result of an increase in the Life Insurance Benefit, the addition of an optional benefit or the payment of a Premium Payment that is considered “unnecessary” under the Code.

If the Death Benefit under the Policy is reduced during the first seven Policy Years after the Policy is issued (or within seven years after a material change), for example, by making a withdrawal of Policy Value or by requesting a decrease in the Specified Amount or, in some cases, by lapsing the Policy or making a withdrawal of Policy Value, the seven-pay Premium Payment limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay limit, the Policy will become a modified endowment contract.

A life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

If a Policy is a modified endowment contract, any distribution from the Policy will be taxed on a gain-first basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan), a withdrawal of Policy Value, a surrender of the Policy, and dividends paid in cash, but not dividends retained by the Company to increase Policy Value. If a Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest also will be treated as a distribution to the extent not previously treated as such. Any such distributions will be considered taxable income to the extent the Policy Value exceeds the basis in the Policy. For modified endowment contracts, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Northwestern Mutual to the same policy owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from modified endowment contracts.

A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the taxpayer's beneficiaries. The exceptions generally do not apply to life insurance policies owned by corporations or other entities.

Business Owned Life Insurance

Business-owned life insurance may be subject to certain additional rules. Section 101(i) of the Code provides that the Death Benefit payable under business-owned life insurance in which the business is also the beneficiary will be taxable unless (i) the insured is an eligible employee and (ii) the employee is given notice of the insurance and the maximum face amount and consents to be insured and to the continuation of the insurance after the employee terminates service with the employer. Generally, an eligible employee is an officer, director, more than 5% owner or employee earning more than $100,000 annually (increased for cost of living after 2006) or an employee who is among the highest paid 35% of employees. The law also imposes an annual reporting and record-keeping obligation on the employer.

Section 264(a) (1) of the Code generally disallows a deduction for Premium Payments on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions. Section 264(a)(4) of the Code disallows an interest deduction on loans taken against business-owned life insurance policies unless the policies cover key persons and to the extent the aggregate amount of the loans on any key person does not exceed $50,000. Generally, a key person means an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.

In addition, Section 264(f) disallows a proportionate amount of a business's interest deduction on non-life insurance indebtedness based on the amount of unborrowed cash surrender value of non-exempt life insurance policies held in relation to other business assets. Exempt policies include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy and policies owned by a business and insuring employees, directors, officers and 20% owners (as well as joint policies insuring 20% owners and their spouses).

Split-Dollar Arrangements

Life insurance purchased under a split dollar arrangement is subject to special tax rules. Treasury regulations regarding the taxation of split dollar arrangements provide that split dollar arrangements must be taxed under one of two mutually exclusive tax regimes depending on the ownership of the underlying life insurance policy. Collateral assignment split dollar arrangements, in which the employee owns the policy, must be taxed under a loan regime. Where such an arrangement imposes a below market interest rate or no interest rate, the employee is taxed on the imputed interest under Section 7872 of the Code. Endorsement split dollar arrangements, in which the employer owns the policy, must be taxed under an economic benefit regime. Under this regime, the employee is taxed each year on (i) the value of the current life insurance protection provided to the employee, (ii) the amount of Policy Cash Surrender Value to which the employee has current access, and (iii) the value of any other economic benefits provided to the employee during the taxable year.

Under the Sarbanes-Oxley Act of 2002, it is a criminal offense for an employer with publicly traded stock to extend or arrange a personal loan to a director or executive officer after July 30, 2002. One issue that has not been clarified is whether each Premium Payment paid by such an employer under a split dollar arrangement with a director or executive officer is a personal loan subject to the new law.

Section 409A of the Code imposes requirements for nonqualified deferred compensation plans with regard to the timing of deferrals, distribution triggers, funding mechanisms and reporting requirements. Nonqualified deferred compensation plans that fail to meet these conditions are taxed currently on all compensation previously deferred and interest earned thereon and are assessed an additional 20% penalty. The law does not limit the use of life insurance as an informal funding mechanism for nonqualified deferred compensation plans but proposed regulations provide that certain split dollar arrangements will be treated as nonqualified deferred compensation plans that must comply with the new rules. Further guidance from tax authorities is expected on this issue.

Valuation of Life Insurance

Treasury has imposed special valuation rules on life insurance distributed from a qualified plan to a participant or transferred by an employer to an employee. IRS Notice 2005-25 provides a safe harbor formula for valuing variable life insurance under which the value is the greater of the interpolated terminal reserve or the cash value (adjusted by a surrender factor for policies distributed from qualified plans), both increased by a pro rata portion of the estimated dividends for the Policy Year.

Estate Tax and Generation Skipping Tax

If ownership of the Policy is transferred, either directly or in trust, to a person two or more generations younger than the Owner, the value of the Policy may be subject to a generation skipping transfer tax.

Section 2010 of the Code provides a $2 million estate tax credit for 2006, 2007 and 2008 and a $3.5 million credit for 2009. The exemption amount for gift tax proposes is $1 million for 2006 to 2010. The top estate, gift and generation skipping transfer tax rate is 46% in 2006 and 45% in 2007, 2008 and 2009. In 2010, the estate tax and generation skipping transfer tax are repealed and the gift tax rate is reduced to 35%. Unless these rules are extended or made permanent, they will be sunsetted or repealed in 2011 and the rules in effect in 2001 ($1 million exclusion amount and 50% maximum rate) will be reinstated. It is generally believed that the estate and generation skipping tax repeal will not be made permanent but that further changes may be made.

Other Tax Considerations

Pursuant to regulations issued in 2003, taxpayers are required to annually report all “reportable transactions” as defined in the regulations. “Reportable transactions” include transactions that are offered under conditions of confidentiality as to tax treatment and involve an advisor who receives a fee of $250,000 or more, or transactions that include a tax indemnity. Rev. Proc. 2003-25 further held that the purchase of life insurance policies by a business does not, by itself, constitute a “reportable transaction”.

Depending on the circumstances, the exchange of a Policy, a Policy loan, or a change in ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, Premium Payments and receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary. If you contemplate any such transaction you should consult a qualified tax advisor.

Distribution of the Policy

We sell the Policy through our Network Representatives who also are registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, was organized under Wisconsin law in 1998 and is located at 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD, Inc. NMIS is the principal underwriter of the Policy and has entered into a Distribution Agreement with us. The Policies are available exclusively through NMIS and our Network Representatives.

Commissions paid to our Network Representatives will not exceed 40.0% of the collected premium up to the Target Premium for the 1st year, 6.0% of the premium up to the Target Premium for the 2nd through 10th years, 2.0% of the Target Premium thereafter, 2.75% in excess of Target Premium through the 10th year, and 2.0% in excess of Target Premium thereafter. During the 2nd Policy Year and thereafter Network Representatives will receive compensation at the annual rate of 0.10% of the Policy Value. The Company also pays compensation and bonuses for the Distributor’s management team, and other expenses of distributing the Policies.

Network Representatives also are eligible for various cash benefits we pay, such as bonuses, insurance benefits, and non-cash compensation programs that we offer, such as conferences, achievement recognition, prizes, and awards. In addition, Network Representatives who meet certain productivity, persistency and length of service standards established by the Distributor and/or their managers may be eligible for additional compensation. Sales of the Policies may help Network Representatives and/or their managers qualify for such benefits, and some of them may receive other payments from us for the recruitment and training of personnel, production of promotional literature and similar services.

We receive compensation from certain investment advisers and/or administrators (and/or affiliates thereof) of the Funds in connection with administrative and record-keeping services we provide to the Funds. Such compensation may range up to 0.10% of the assets of a particular Portfolio attributable to the Policy. Some advisers or administrators may pay us more than others. Northwestern Mutual Investment Services, LLC, our wholly owned broker-dealer, also receives 12b-1 fees deducted from certain Funds' Portfolio assets and additional payments from the Funds' distributors or their affiliates for providing certain distribution-related services for those Portfolios. For additional information see the Portfolio prospectuses.

Commissions and other incentives and payments described above are not charged directly to Owners or to the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

Glossary of Terms

APPLICATION

The form completed by the applicant when applying for coverage under the Policy. This includes any:

1. amendments or endorsements;

2. supplemental Applications;

3. reinstatement Applications; and

4. policy change Applications.

ATTAINED AGE

The Insured's Issue Age listed in the Policy Schedule Pages, plus the number of complete Policy Years that have elapsed since the Policy Date.

BENEFICIARY(IES)

The person(s) so named in the Application, unless later changed, to whom any Life Insurance Benefit is payable upon the death of an Insured, subject to the conditions and provisions of the Policy. The term includes direct and contingent Beneficiaries and any further payees of the Life Insurance Benefit.

CASH SURRENDER VALUE

The amount we pay you when you surrender your Policy, which is equal to the Policy Value minus the Policy Debt.

CODE

The Internal Revenue Code of 1986, as amended.

DATE OF ISSUE

The date on which insurance coverage takes effect when a Premium Payment is made with the Application, and the date on which the suicide and contestable periods begin. The date is shown on the Policy Schedule Page. An optional benefit subsequently added to the Policy or other increase in risk to the Company will have its own Date of Issue.

DEATH BENEFIT

The gross amount payable to the Beneficiary upon the death of the Insured, before the deduction of Policy Debt and other adjustments. (See “Life Insurance Benefit.”)

DEATH BENEFIT GUARANTEE GRACE PERIOD

A 61-day period after which the Death Benefit Guarantee will terminate if you do not make a sufficient payment.

DIVISION

A subdivision of the Separate Account. We invest each Division's assets exclusively in shares of one Portfolio.

FUND

A Fund is registered under the 1940 Act as an open-end management investment company or as a unit investment trust, or is not required to be registered under the Act. The Fund is available as an investment option under the Policy. The assets of each of the Divisions of the Separate Account are used to purchase shares of the corresponding Portfolio of a Fund.

GENERAL ACCOUNT

All assets of the Company, other than those held in the Separate Account or in other separate accounts that have been or may be established by the Company.

HOME OFFICE

Our office at 720 East Wisconsin, Milwaukee, Wisconsin 53202-4797.

IN FORCE DATE

The date on which the initial net Premium Payment is transferred from the General Account to the Separate Account.

INITIAL ALLOCATION DATE

The date identified in the Policy Schedule Pages on which we allocate the Net Premium or Invested Assets to the Divisions of the Separate Account according to the Owner's instructions.

INITIAL SPECIFIED AMOUNT

The Specified Amount of coverage on the Date of Issue.

INSURED

The person named as the Insured on the Application and in the Policy. Typically, this is an employee of the employer-Owner of the Policy.

INVESTED ASSETS

The sum of all amounts in the Divisions of the Separate Account.

ISSUE AGE

The Insured's age on his/her birthday nearest the Policy Date.

LIFE INSURANCE BENEFIT

The net amount payable upon the death of the Insured. The Life Insurance Benefit equals the Death Benefit (or the Guaranteed Minimum Death Benefit if the Policy is in force under the Death Benefit Guarantee) reduced by any outstanding Policy Debt and other adjustments if death occurs during a Death Benefit Guarantee Grace Period and the Death Benefit Guarantee is keeping the Policy in force or the death occurs during a Policy Grace Period.

LOAN VALUE

The Loan Value is 90% of the Policy Value on the date of the loan.

MONTHLY POLICY CHARGE

The amount equal to the sum of:

1. the monthly cost of insurance charge;

2. the monthly cost of any optional benefit, if applicable;

3. the monthly underwriting and issue charge;

4. the monthly mortality and expense risk charge;

5. the monthly administrative charge;

6. the monthly deferred sales charge;

7. the monthly Policy Debt Expense charge, if applicable; and

8. the monthly Death Benefit Guarantee charge, if applicable

MONTHLY PROCESSING DATE

The first Monthly Processing Date is the Policy Date; thereafter, the Monthly Processing Date is the same day of each month as the Policy Date. If the Monthly Processing Date would otherwise fall on the 29th, 30th or 31st of the month, monthly processing will occur on that day or on the last day of the month if the month does not have that day.

NET PREMIUM(S)

The amount of Premium Payment remaining after the Premium Expense Charge has been deducted.

NETWORK REPRESENTATIVE

An individual who is authorized to sell you the Policy and who is licensed both as a Northwestern Mutual insurance agent and as a registered representative of our affiliate, Northwestern Mutual Investment Services, LLC, the principal underwriter of the Policy.

OWNER (You, Your)

The person named in the Application as the Owner, or the person who becomes Owner by transfer or succession. Typically, the Owner is an employer.

POLICY ANNIVERSARY

The same day and month as the Policy Date in each year following the first Policy Year.

POLICY DATE

The date shown on the Policy Schedule Page from which the following are computed:

1. Policy Year;

2. Policy Anniversary;

3. Monthly Processing Date;

4. Death Benefit Guarantee Period; and

5. the Attained Age of the Insured.

POLICY DEBT

The total amount of all outstanding Policy loans, including both principal and accrued interest.

POLICY GRACE PERIOD

A 61-day period after which a Policy will lapse if you do not make a sufficient payment.

POLICY VALUE

The sum of Invested Assets and Policy Debt.

POLICY YEAR

A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO

A series of a Fund available for investment under the Policy which corresponds to a particular Division of the Separate Account.

PREMIUM PAYMENTS

All payments you make under the Policy other than loan repayments.

SEPARATE ACCOUNT

The account, designated the Northwestern Mutual Variable Life Account II, which the Company has established pursuant to Wisconsin law for those assets, although belonging to the Company, that are reserved for you and other owners of variable life insurance policies supported by the Separate Account.

SPECIFIED AMOUNT

The amount you select, subject to minimums and underwriting requirements we establish, which is used in determining the insurance coverage on an Insured's life.

TARGET PREMIUM

A hypothetical annual premium, based on the Specified Amount, Death Benefit Guarantee Period, any additional benefits and other characteristics of the Insured, such as Issue Age, sex, and underwriting class. Target Premium is used to compute part of the Premium Expense Charge, the Deferred Sales Charge, and the sales commission.

VALUATION DATE

Any day the New York Stock Exchange (“NYSE”) is open for trading, except for any days specified in the Policy's prospectus and any day that a Division's corresponding investment option does not value its shares. A Valuation Date ends when the NYSE closes.

VALUATION PERIOD

The time between the close of business on a Valuation Date and the close of business on the next Valuation Date.

Additional Information

More information about Northwestern Mutual Variable Life Account II (the “Separate Account”) is included in a Statement of Additional Information (SAI), which is dated the same day as this prospectus, is incorporated by reference in this prospectus, and is available free of charge from The Northwestern Mutual Life Insurance Company. To request a free copy of the Separate Account's SAI, or current annual report, call us toll-free at 1-888-455-2232. Information about the Separate Account (including the SAI) can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (SEC) in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov, or they may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F St., NE, Washington, DC 20549-0102.

Your Northwestern Mutual Network Representative will provide you with illustrations for an Executive Variable Universal Life Policy free of charge upon your request. The illustrations show how the Death Benefit, Invested Assets and Cash Surrender Value for a Policy would vary based on hypothetical investment results. Your Northwestern Mutual Network Representative will also respond to other inquiries you may have regarding the Policy, or you may contact the Variable Life Service Center at 1-866-424-2609.

Investment Company Act File No. 811- 21933

281941

Appendix

Examples of the Benchmark Premium Test

The Death Benefit Guarantee prevents the Policy from terminating during the Death Benefit Guarantee Period. In order to maintain the Death Benefit Guarantee, and prevent termination of the Policy during the Death Benefit Guarantee Period, the Benchmark Premium Test must be met. In general, the Benchmark Premium Test will be met if cumulative Premiums Payments, less Principal Loan Balance (outstanding loans and interest added to principal) and cumulative withdrawals, are equal to or greater than the cumulative Death Benefit Guarantee Benchmark Premium. (See Benchmark Premium Test on page 17 of the prospectus for a description of the cumulative Death Benefit Guarantee Benchmark Premium.) For all Policies with the Death Benefit Guarantee, the Benchmark Premium Test will be performed on each Monthly Processing Date during the Death Benefit Guarantee Period or until the Policy Anniversary nearest the Insured’s 121st birthday, if sooner.

If the Benchmark Premium Test is not met on a Monthly Processing Date, additional Premium Payments can be made for up to 60 days after the Monthly Processing Date to meet the Benchmark Premium Test. However, once the Benchmark Premium Test has not been met for 61 consecutive days, the Owner will be unable to reinstate the Benchmark Premium Test and the Death Benefit Guarantee will terminate.

The following examples illustrate the performance of the Benchmark Premium Test. Each example is based on a Policy with a Specified Amount of $350,000, Death Benefit Option A, Lifetime Death Benefit Guarantee Period, and an Insured with the following characteristics: Male, Issue Age 35, Premier Non-tobacco risk classification. The monthly Benchmark Premium in each example is $341.50, with the annual Benchmark Premium equal to $4,098.00.

THE HYPOTHETICAL VALUES SHOWN IN EACH OF THE EXAMPLES BELOW ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF THE VALUES THAT WOULD APPLY UNDER YOUR POLICY. AMONG OTHER THINGS, THE CUMULATIVE BENCHMARK PREMIUM WILL VARY BASED UPON FACTORS SUCH AS THE SPECIFIED AMOUNT AND THE CHARACTERISTICS OF THE INSURED.

Example One: Benchmark Premium Test

In the example below, the Benchmark Premium Test is met each Policy Month because the monthly Premium Payment always equals the monthly Benchmark Premium and no loans or withdrawals are made under the Policy. Therefore, for each Policy Month illustrated below, cumulative Premium Payments always equal the cumulative Benchmark Premiums, and there are no loans or withdrawals. Thus, the Benchmark Premium Test is always met.

Policy Year	Policy Month	Monthly Premium Payment	Cumulative Premiums Paid	Cumulative Benchmark Premiums	Benchmark Premium Test*
1	1	342	342	342	Met
1	2	342	683	683	Met
1	3	342	1,025	1,025	Met
1	4	342	1,366	1,366	Met
1	5	342	1,708	1,708	Met
1	6	342	2,049	2,049	Met
1	7	342	2,391	2,391	Met
1	8	342	2,732	2,732	Met
1	9	342	3,074	3,074	Met
1	10	342	3,415	3,415	Met
1	11	342	3,757	3,757	Met
1	12	342	4,098	4,098	Met
2	13	342	4,440	4,440	Met
2	14	342	4,781	4,781	Met
2	15	342	5,123	5,123	Met
2	16	342	5,464	5,464	Met
2	17	342	5,806	5,806	Met
2	18	342	6,147	6,147	Met
2	19	342	6,489	6,489	Met
2	20	342	6,830	6,830	Met
2	21	342	7,172	7,172	Met
2	22	342	7,513	7,513	Met
2	23	342	7,855	7,855	Met
2	24	342	8,196	8,196	Met
3	25	342	8,538	8,538	Met
3	26	342	8,879	8,879	Met
3	27	342	9,221	9,221	Met
3	28	342	9,562	9,562	Met
3	29	342	9,904	9,904	Met
3	30	342	10,245	10,245	Met
3	31	342	10,587	10,587	Met
3	32	342	10,928	10,928	Met
3	33	342	11,270	11,270	Met
3	34	342	11,611	11,611	Met
3	35	342	11,953	11,953	Met
3	36	342	12,294	12,294	Met

*	Assumes that premiums are paid on the first day of each Policy Month (the Monthly Processing Date). Assumes no Policy loans or withdrawals. Policy loans and withdrawals decrease the likelihood of meeting the Benchmark Premium Test and maintaining the Death Benefit Guarantee.

Example Two: Benchmark Premium Test

In the example below, only one Premium Payment is made during the first 24 Policy Months. The Premium Payment, made on the first Monthly Processing Date, is greater than the cumulative Benchmark Premiums for the first 17 Policy Months. There are no loans or withdrawals. Accordingly, the Benchmark Premium Test is met for the first 17 Policy Months, but is not met in any future Policy Month. Even though the Owner makes a second Premium Payment in the 25th Policy Month that results in cumulative Premium Payments exceeding cumulative Benchmark Premiums in future Policy Months, the Benchmark Premium Test is not met at that time or thereafter because the Benchmark Premium Test became unavailable 61 days after the Monthly Processing Date at the beginning of the 18th Policy Month. As noted above, the Benchmark Premium Test is not available after it has not been met for 61 consecutive days, and it cannot be reinstated.

Policy Year	Policy Month	Monthly Premium Payment	Cumulative Premiums Paid	Cumulative Benchmark Premiums	Benchmark Premium Test*
1	1	6,000	6,000	342	Met
1	2	0	6,000	683	Met
1	3	0	6,000	1,025	Met
1	4	0	6,000	1,366	Met
1	5	0	6,000	1,708	Met
1	6	0	6,000	2,049	Met
1	7	0	6,000	2,391	Met
1	8	0	6,000	2,732	Met
1	9	0	6,000	3,074	Met
1	10	0	6,000	3,415	Met
1	11	0	6,000	3,757	Met
1	12	0	6,000	4,098	Met
2	13	0	6,000	4,440	Met
2	14	0	6,000	4,781	Met
2	15	0	6,000	5,123	Met
2	16	0	6,000	5,464	Met
2	17	0	6,000	5,806	Met
2	18	0	6,000	6,147	Not Met
2	19	0	6,000	6,489	Not Met
2	20	0	6,000	6,830	Not Met
2	21	0	6,000	7,172	Not Met
2	22	0	6,000	7,513	Not Met
2	23	0	6,000	7,855	Not Met
2	24	0	6,000	8,196	Not Met
3	25	6,000	12,000	8,538	Not Met
3	26	0	12,000	8,879	Not Met
3	27	0	12,000	9,221	Not Met
3	28	0	12,000	9,562	Not Met
3	29	0	12,000	9,904	Not Met
3	30	0	12,000	10,245	Not Met
3	31	0	12,000	10,587	Not Met
3	32	0	12,000	10,928	Not Met
3	33	0	12,000	11,270	Not Met
3	34	0	12,000	11,611	Not Met
3	35	0	12,000	11,953	Not Met
3	36	0	12,000	12,294	Not Met

*	Assumes no Policy loans or withdrawals. Policy loans and withdrawals decrease the likelihood of meeting the Benchmark Premium Test and maintaining the Death Benefit Guarantee.

NORTHWESTERN MUTUAL VARIABSLE LIFE ACCOUNT II

(Registrant)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

(Depositor)

720 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202

1-888-455-2232

STATEMENT OF ADDITIONAL INFORMATION

Executive Variable Universal Life

This Statement of Additional Information (“SAI”) contains additional information regarding the Executive Variable Universal Life insurance policy (the “Policy”) offered by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated [  ], 2007. You may obtain a copy of the prospectus by writing or calling Northwestern Mutual at the address or phone number shown above, or by visiting the Northwestern Mutual website at www.nmfn.com. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.

The date of this Statement of Additional Information is [  ], 2007

DISTRIBUTION OF THE POLICY

The Policy will be offered on a continuous basis exclusively through our Network Representatives, who are also registered representatives of Northwestern Mutual Investment Services, LLC (“NMIS”). NMIS, our wholly-owned company, is the principal underwriter of the Policy and is located at 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Because the Registrant has not commenced operations, no underwriting commissions have been paid to or retained by NMIS. Nor have any amounts been paid to other underwriters or broker-dealers.

EXPERTS

The financial statements of Northwestern Mutual, and the related notes and report of PricewaterhouseCoopers LLP included in this Statement of Additional Information are so included in reliance on the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides audit services for the Account. The address of PricewaterhouseCoopers LLP is 100 East Wisconsin Avenue, Suite 1800, Milwaukee, Wisconsin 53202.

FINANCIAL STATEMENTS OF THE REGISTRANT

Because the Registrant has not commenced operations, financial statements for the Registrant are not currently available.

The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual to meet its obligations under the Policies.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Financial Position

(in millions)

	December 31,
	2005	2004
Assets:
Bonds	$65,899	$60,930
Common and preferred stocks	8,120	7,414
Mortgage loans	18,118	17,240
Real estate	1,620	1,619
Policy loans	10,265	9,750
Other investments	6,935	5,774
Cash and temporary investments	2,124	2,949

Total investments	113,081	105,676
Due and accrued investment income	1,183	1,133
Net deferred tax assets	1,057	936
Deferred premium and other assets	1,983	1,894
Separate account assets	15,753	14,318

Total assets	$133,057	$123,957

Liabilities and Surplus:
Reserves for policy benefits	$94,144	$87,588
Policyowner dividends payable	4,270	3,910
Interest maintenance reserve	839	943
Asset valuation reserve	2,529	2,556
Income taxes payable	593	665
Other liabilities	4,548	5,043
Separate account liabilities	15,753	14,318

Total liabilities	122,676	115,023
Surplus	10,381	8,934

Total liabilities and surplus	$133,057	$123,957

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Operations

(in millions)

	For the year ended December 31,
	2005	2004	2003
Revenue:
Premiums	$11,363	$10,682	$10,307
Net investment income	6,543	6,117	5,737
Other income	494	511	501

Total revenue	18,400	17,310	16,545

Benefits and expenses:
Benefit payments to policyowners and beneficiaries	4,577	4,487	4,079
Net additions to policy benefit reserves	6,445	6,181	6,260
Net transfers to separate accounts	664	422	288

Total benefits	11,686	11,090	10,627
Commissions and operating expenses	1,774	1,741	1,690

Total benefits and expenses	13,460	12,831	12,317

Gain from operations before dividends and taxes	4,940	4,479	4,228
Policyowner dividends	4,269	3,880	3,765

Gain from operations before taxes	671	599	463
Income tax expense (benefit)	57	(124)	(90)

Net gain from operations	614	723	553
Net realized capital gains	310	94	139

Net income	$924	$817	$692

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Changes in Surplus

(in millions)

	For the year ended December 31,
	2005	2004	2003
Beginning of year balance	$8,934	$7,547	$7,217
Net income	924	817	692
Change in net unrealized capital gains	343	645	1,171
Change in net deferred income tax	237	28	(137)
Change in nonadmitted assets and other	(84)	(115)	(96)
Change in asset valuation reserve	27	12	(1,300)

Net increase in surplus	1,447	1,387	330

End of year balance	$10,381	$8,934	$7,547

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Consolidated Statement of Cash Flows

(in millions)

	For the year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Premiums and other income received	$8,074	$7,584	$6,984
Investment income received	6,347	5,999	5,727
Disbursement of policy loans, net of repayments	(515)	(199)	(254)
Benefit payments to policyowners and beneficiaries	(4,794)	(4,650)	(4,312)
Net transfers to separate accounts	(657)	(418)	(284)
Commissions, expenses and taxes paid	(2,000)	(1,900)	(1,637)

Net cash provided by operating activities	6,455	6,416	6,224

Cash flows from investing activities:
Proceeds from investments sold or matured:
Bonds	72,406	47,537	75,838
Common and preferred stocks	3,969	3,300	2,392
Mortgage loans	2,585	1,867	1,843
Real estate	120	109	356
Other investments	1,389	1,258	1,047

	80,469	54,071	81,476

Cost of investments acquired:
Bonds	77,345	52,323	79,994
Common and preferred stocks	3,896	3,150	2,708
Mortgage loans	3,464	2,670	2,534
Real estate	261	259	191
Other investments	2,661	1,757	1,387

	87,627	60,159	86,814

Net cash applied to investing activities	(7,158)	(6,088)	(5,338)

Cash flows from financing and miscellaneous sources:
Net inflows on deposit-type contracts	52	32	142
Other cash applied	(174)	(5)	(248)

Net cash provided by (applied to) financing and other activities:	(122)	27	(106)

Net increase (decrease) in cash and temporary investments	(825)	355	780
Cash and temporary investments, beginning of year	2,949	2,594	1,814

Cash and temporary investments, end of year	$2,124	$2,949	$2,594

The accompanying notes are an integral part of these financial statements.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

1.	Basis of Presentation and Changes in Accounting Principles

The accompanying consolidated statutory financial statements include the accounts of The Northwestern Mutual Life Insurance Company and its wholly-owned subsidiary, Northwestern Long Term Care Insurance Company (together, “the Company”). All intercompany balances and transactions have been eliminated. The Company offers life, annuity, disability income and long-term care insurance products to the personal, business and estate markets.

The consolidated financial statements were prepared in accordance with accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (“statutory basis of accounting”). See Notes 3 and 12. Financial statements prepared on the statutory basis of accounting differ from financial statements prepared in accordance with generally accepted accounting principles (“GAAP”), primarily because on a GAAP basis: (1) certain policy acquisition costs are deferred and amortized, (2) investment valuations and policy benefit reserves are established using different methods and assumptions, (3) deposit-type contracts, for which premiums, benefits and reserve changes are not included in revenue or benefits as reported in the statement of operations, are defined differently, (4) majority-owned, non-insurance subsidiaries are consolidated, (5) changes in deferred taxes are reported as a component of net income and (6) no deferral of realized investment gains and losses is permitted. The effects on the financial statements of the Company attributable to the differences between the statutory basis of accounting and GAAP are material.

2.	New Accounting and Reporting Pronouncements

Following is a summary of new statutory basis accounting or disclosure requirements that were adopted by the Company for the first time during 2005.

Investments in Subsidiary, Controlled and Affiliated Entities

Statement of Statutory Accounting Principles No. 88 requires that the Company’s equity method investments in any non-insurance subsidiary, controlled or affiliated entity (“SCA”) be supported by audited GAAP financial statements of the SCA. Any equity method investment in an SCA that is not supported by audited GAAP financial statements must be nonadmitted and thereby excluded from reported assets and surplus. Prior to the adoption of this new guidance, the GAAP financial statements on which equity method investments in SCAs were based were not required to be audited. As required by the new guidance, this change was adopted prospectively beginning in 2005.

In preparation for adoption of the new guidance, the Company made capital contributions during 2005 of its investment interest in certain unaudited SCAs to another wholly-owned subsidiary for which audited GAAP financial statements are prepared annually. The aggregate equity method statement value and fair value of the investment interests transferred were $987 million and $1.3 billion, respectively. These capital contributions were made at statement value, and no capital gain or loss was reported as a result of these transfers.

At December 31, 2005, the equity method statement value of the SCA investments transferred continue to be admitted in the reported value of the Company’s investment assets and surplus. Certain other SCA investments with an aggregate equity method statement value of $85 million did not meet the requirements of the new guidance and were nonadmitted at December 31, 2005. This increase in nonadmitted assets is included as a direct reduction of surplus in the consolidated statement of changes in surplus for the year ended December 31, 2005.

Impact of Medicare Modernization Act on Postretirement Benefits

Statutory Accounting Principles Interpretation No. 04-17 requires the Company to evaluate the impact of Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) on its liability for postretirement health benefits. The Act introduces a voluntary prescription drug benefit under Medicare Part D, effective January 1, 2006. Under the Act, employers can receive subsidy payments from the federal government if they provide equivalent drug benefits to qualified plan participants who do not elect to enroll in Medicare Part D.

The Company has determined that the drug benefits provided by its existing postretirement health plan are actuarially equivalent to the new Medicare benefit, and as a result the Company is eligible for the government subsidy. Accordingly, the plan’s projected benefit obligation was reduced by $22 million upon the adoption of this new guidance on January 1, 2005. This reduction was treated as a deferred experience gain, which will be amortized as a reduction of net periodic postretirement cost over a period of up to 18 years, the average remaining years of

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

service for active plan participants. For the year ended December 31, 2005, this amortization reduced net periodic postretirement cost by $3 million. See Note 9.

Pension and Postretirement Benefit Disclosures

Statutory Accounting Principles Working Group Issue No. 2005-1 requires that certain additional disclosures be made regarding the Company’s pension and postretirement benefits provided to employees and financial representatives. These additional disclosures include a summary of plan investment assets, a description of the related investment policy, expected plan contributions to be made by the Company during the upcoming fiscal year and an estimate of the benefits to be paid to plan participants over the next ten years. See Note 9.

Other Than Temporary Declines in the Value of Investments

Statutory Accounting Principles Interpretation No. 02-07 requires that a decline in the value of an investment security due to an increase in market interest rates be recognized as other-than-temporary only if management has the intent to sell the security as of the reporting date. This interpretation has been incorporated into the Company’s impairment policy but did not have a material effect on the impairments recognized in 2005.

3.	Summary of Significant Accounting Policies

The preparation of financial statements in accordance with the statutory basis of accounting requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then ended. Actual future results could differ from these estimates and assumptions.

Investments

See Notes 4 and 15 regarding the reported statement value and estimated fair value of the Company’s investments in bonds, common and preferred stocks, mortgage loans and real estate.

Policy Loans

Policy loans primarily represent amounts borrowed from the Company by life insurance policyowners, secured by the cash value of the related policies, and are reported in the financial statements at unpaid principal balance.

Other Investments

Other investments consist primarily of partnership investments (including real estate, venture capital and leveraged buyout fund limited partnerships), real estate joint ventures and unconsolidated non-insurance subsidiaries organized as limited liability companies. These investments are valued based on the equity method of accounting.

Other investments also include $97 million and $104 million of interests in oil and natural gas production at December 31, 2005 and 2004, respectively. These oil and gas interests are accounted for using the full cost method, a method permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (“OCI”). The NAIC “Accounting Practices and Procedures Manual” does not provide accounting guidance for oil and gas interests.

Other investments also include leveraged leases and derivative financial instruments. See Note 4 for a description of the Company’s investments in leveraged leases and Note 5 regarding the Company’s use of derivatives and their presentation in the financial statements.

Temporary Investments

Temporary investments represent securities that had maturities of one year or less at purchase and are reported at amortized cost, which approximates fair value.

Net Investment Income

Net investment income primarily represents interest and dividends received or accrued on bonds, mortgage loans, policy loans and other investments. It also includes amortization of any purchase premium or discount using the interest method, adjusted retrospectively for any change in estimated yield-to-maturity. Accrued investment income more than 90 days past due is nonadmitted and reported as a direct reduction of surplus. Accrued investment income that is ultimately deemed uncollectible is reported as a reduction of net investment income in the period that such determination is made. Net investment income also includes dividends paid to the Company from accumulated earnings of joint ventures, partnerships and unconsolidated non-insurance subsidiaries and prepayment fees on bonds and mortgages. Net investment income is reduced by investment management expenses, real estate depreciation, depletion related to energy assets and interest costs associated with securities lending.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Interest Maintenance Reserve

The Company is required to maintain an interest maintenance reserve (“IMR”). The IMR is used to defer realized gains and losses, net of income tax, on fixed income investments and derivatives that are attributable to changes in interest rates. Net realized gains and losses deferred to the IMR are amortized into investment income over the estimated remaining term to maturity of the investment sold or the asset/liability hedged by the derivative.

Investment Capital Gains and Losses

Realized capital gains and losses are recognized based upon specific identification of securities sold. Realized capital losses also include valuation adjustments for impairment of bonds, stocks, mortgage loans, real estate and other investments that have experienced a decline in fair value that management considers to be other-than-temporary. Factors considered in evaluating whether a decline in value is other-than-temporary include: (1) the duration and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer in relation to the anticipated recovery, and (3) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value. Realized capital gains and losses as reported in the consolidated statement of operations exclude any IMR deferrals. See Note 4 regarding realized capital gains and losses.

Unrealized capital gains and losses primarily represent changes in the reported fair value of common stocks and changes in valuation adjustments made for bonds in or near default. Changes in the Company’s share of undistributed earnings of joint ventures, partnerships and unconsolidated non-insurance subsidiaries are also classified as changes in unrealized capital gains and losses. See Note 4 regarding changes in unrealized capital gains and losses.

Asset Valuation Reserve

The Company is required to maintain an asset valuation reserve (“AVR”). The AVR represents a reserve liability for invested asset valuation using a formula prescribed by the National Association of Insurance Commissioners (“NAIC”). The AVR is designed to protect surplus against potential declines in the value of the Company’s investments. Increases or decreases in AVR are reported as direct adjustments to surplus.

Separate Accounts

Separate account assets and related policy liabilities represent the segregation of balances attributable to variable life insurance and variable annuity products. Policyowners bear the investment performance risk associated with variable products. Separate account assets are invested at the direction of the policyowner in a variety of mutual fund options. Variable annuity policyowners also have the option to invest in a fixed interest rate annuity issued by the general account of the Company. Separate account assets are reported at fair value based primarily on quoted market prices. See Note 8.

Premium Revenue

Life insurance premiums are recognized as revenue at the beginning of each policy year. Disability income and long-term care insurance premiums are recognized as revenue when due to the Company. Annuity premiums are recognized as revenue when received. Considerations received on supplementary insurance contracts without life contingencies are deposit-type transactions and thereby excluded from revenue in the consolidated statement of operations. Premium revenue is reported net of ceded reinsurance, see Note 10.

Other Income

Other income primarily represents ceded reinsurance expense allowances and various insurance policy charges. See Note 10.

Benefit Payments to Policyowners and Beneficiaries

Benefit payments to policyowners and beneficiaries include death, surrender, disability and long-term care benefits, as well as matured endowments and payments on supplementary insurance contracts that include life contingencies. Benefit payments on supplementary insurance contracts without life contingencies are deposit-type transactions and thereby excluded from benefits in the consolidated statement of operations. Benefit payments are reported net of ceded reinsurance recoveries, see Note 10.

Reserves for Policy Benefits

Reserves for policy benefits represent the net present value of future policy benefits, less future policy premiums, estimated using actuarial methods based on mortality and morbidity experience tables and valuation interest rates prescribed or permitted by the OCI. These actuarial tables and methods include assumptions regarding future mortality and morbidity. Actual future experience could differ from the assumptions used to make these reserve estimates. See Note 6.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Commissions and Operating Expenses

Commissions and other operating costs, including costs of acquiring new insurance policies, are generally charged to expense as incurred.

Electronic Data Processing Equipment and Software

The cost of electronic data processing (“EDP”) equipment and operating system software used in the Company’s business is generally capitalized and depreciated over three years using the straight-line method. Non-operating system software is generally capitalized and depreciated over a maximum of five years. EDP equipment and operating software assets of $33 million and $37 million at December 31, 2005 and 2004, respectively, are classified as other assets in the consolidated statement of financial position and are net of accumulated depreciation of $88 million and $68 million, respectively. Non-operating software costs, net of accumulated depreciation, are nonadmitted assets and thereby excluded from reported assets and surplus in the consolidated statement of financial position. Depreciation expense for EDP equipment and software totaled $71 million, $56 million and $42 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Furniture, Fixtures and Equipment

The cost of furniture, fixtures and equipment, including leasehold improvements, is generally capitalized and depreciated over the useful life of the assets using the straight-line method. Furniture, fixtures and equipment costs, net of accumulated depreciation, are nonadmitted assets and thereby excluded from reported assets and surplus in the consolidated statement of financial position. Depreciation expense for furniture, fixtures and equipment totaled $7 million, $7 million and $6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Policyowner Dividends

Nearly all life, disability income and long-term care insurance policies and certain annuity contracts issued by the Company are participating. Annually, the Company’s Board of Trustees approves dividends payable on participating policies during the subsequent fiscal year, which are accrued and charged to operations when approved. Participating policyowners generally have the option to direct their dividends to be paid in cash, used to reduce future premiums due or used to purchase additional insurance. Dividends used by policyowners to purchase additional insurance are reported as premiums in the consolidated statement of operations, but are not included in premiums received or benefit payments in the consolidated statement of cash flows.

Nonadmitted Assets

Certain assets are designated as nonadmitted on the statutory basis of accounting. Such assets, principally related to pension funding, amounts advanced to or due from the Company’s financial representatives, furniture, fixtures, equipment and non-operating software (net of accumulated depreciation) and certain invested assets are excluded from reported assets and surplus in the consolidated statement of financial position. Changes in nonadmitted assets are reported as a direct adjustment to surplus in the consolidated statement of changes in surplus.

Reclassifications

Certain prior year footnote disclosures have been reclassified to conform to the current year presentation.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

4.	Investments

Bonds

Investments in bonds are reported in the financial statements at amortized cost, less any valuation adjustment. The interest method is used to amortize any purchase premium or discount. Use of the interest method for loan-backed bonds and structured securities includes estimates of future prepayments obtained from independent sources. Prepayment assumptions are updated at least annually, using the retrospective adjustment method to recognize related changes in the estimated yield-to-maturity of such securities. Prior to 2004, the prospective adjustment method was used. The cumulative effect of this change in method as of January 1, 2004 was immaterial.

Valuation adjustments are made for bonds in or near default, which are reported at the lower of amortized cost or fair value, or for bonds with a decline in fair value that management considers to be other-than-temporary. See Note 3 regarding investment capital gains and losses. At December 31, 2005 and 2004, the reported value of bonds was reduced by $174 million and $121 million, respectively, of valuation adjustments.

Disclosure of estimated fair value is based upon values published by the Securities Valuation Office (“SVO”) of the NAIC. In the absence of SVO-published values, estimated fair value is based upon quoted market prices, if available. For bonds without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models.

Statement value and estimated fair value of bonds at December 31, 2005 and 2004 were as follows:

	Reconciliation to Estimated Fair Value
December 31, 2005	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in millions)
U.S. Government	$7,309	$266	$(77)	$7,498
States, territories and possessions	96	1	(3)	94
Special revenue and assessments	12,505	114	(197)	12,422
Public utilities	3,507	126	(49)	3,584
Banks, trust and insurance companies	7,521	364	(98)	7,787
Industrial and miscellaneous	34,961	1,303	(355)	35,909

	$65,899	$2,174	$(779)	$67,294

	Reconciliation to Estimated Fair Value
December 31, 2004	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in millions)
U.S. Government	$8,848	$475	$(47)	$9,276
States, territories and possessions	264	43	(1)	306
Special revenue and assessments	11,207	178	(28)	11,357
Public utilities	3,915	304	(6)	4,213
Banks, trust and insurance companies	8,254	542	(41)	8,755
Industrial and miscellaneous	28,442	1,621	(179)	29,884

Total	$60,930	$3,163	$(302)	$63,791

Statement value and estimated fair value of bonds by contractual maturity at December 31, 2005 are presented below. Estimated maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Statement Value	Estimated Fair Value
	(in millions)
Due in one year or less	$971	$980
Due after one year through five years	10,835	11,050
Due after five years through ten years	17,234	17,489
Due after ten years	16,196	17,214

	45,236	46,733
Mortgage-backed and structured securities	20,663	20,561

Total	$65,899	$67,294

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Common and Preferred Stocks

Common stocks are generally reported in the financial statements at fair value, which is based upon quoted market prices, if available. For common stocks without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models. The equity method is generally used to value investments in common stock of unconsolidated non-insurance subsidiaries. See Note 12 regarding the statement value of the Company’s investment in Frank Russell Company.

Preferred stocks rated “1” (highest quality), “2” (high quality), or “3” (medium quality) by the SVO are reported in the financial statements at amortized cost. All other preferred stock is reported at the lower of amortized cost or fair value. Estimated fair value is based upon quoted market prices, if available. For preferred stock without quoted market prices, fair value is estimated using independent pricing services or internally developed pricing models.

Valuation adjustments are made for preferred stocks rated “4” (low quality), “5” (lower quality) or “6” (lowest quality) by the SVO, which are reported at the lower of cost or fair value, or for common and preferred stocks with a decline in fair value that management considers to be other-than-temporary. At December 31, 2005 and 2004, the reported value of common and preferred stocks was reduced by $172 million and $108 million, respectively, of valuation adjustments.

Mortgage Loans

Mortgage loans are reported in the financial statements at unpaid principal balance, less any valuation allowance or unamortized commitment or origination fee. Such fees are generally deferred upon receipt and amortized into investment income using the interest method.

Mortgage loans are considered impaired when, based on current information, management considers it probable that the Company will be unable to collect all principal and interest due according to the contractual terms of the loan. If necessary, a valuation adjustment is made to reduce the carrying value of an impaired loan to the lower of unpaid principal balance or estimated net realizable value based on appraisal of the collateral property. If the impairment is considered to be temporary, the valuation adjustment is reported as an unrealized loss. Valuation adjustments for impairments considered to be other-than-temporary are reported as realized losses. The reported value of mortgage loans was reduced by $2 million for valuation adjustments at each of December 31, 2005 and 2004.

The maximum and minimum interest rates for mortgage loans originated during 2005 were 7.8% and 3.7%, respectively, while these rates during 2004 were 8.8% and 2.3%, respectively. The aggregate ratio of amounts loaned to the value of collateral for mortgage loans originated during 2005 and 2004 were 59% and 65%, respectively, with a maximum of 100% for any single loan during each of 2005 and 2004.

Real Estate

Real estate investments are reported in the financial statements at cost, less any valuation adjustment, encumbrances and accumulated depreciation of buildings and other improvements using a straight-line method over the estimated useful lives of the improvements. An investment in real estate is considered impaired when, based on current information, the estimated fair value of the property is lower than depreciated cost. The estimated fair value is primarily based upon the present value of future cash flow (for commercial properties) or the capitalization of stabilized net operating income (for multi-family residential properties). When the Company determines that an investment in real estate is impaired, a valuation adjustment is made to reduce the carrying value to estimated fair value, net of encumbrances. Valuation adjustments are reported as a realized loss. The reported value of real estate investments was reduced by $27 million for valuation adjustments at each of December 31, 2005 and 2004.

At December 31, 2005 and 2004, the reported value of real estate included $185 million and $190 million, respectively, of real estate properties occupied by the Company.

Leveraged Leases

Leveraged leases primarily represent investments in commercial aircraft or real estate properties that are leased to third parties and serve as collateral for non-recourse borrowings. Leveraged leases are valued at the present value of future minimum lease payments plus the residual value of the leased asset and classified as other investments in the consolidated statement of financial position. At December 31, 2005 and 2004, the reported value of leveraged leases was $342 million and $458 million, respectively. When the Company determines that an investment in

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

leveraged leases is impaired, the lease value is recalculated with a valuation adjustment made to reduce the statement value. Valuation adjustments are reported as a realized loss. At December 31, 2005 and 2004, the reported value of leveraged leases was reduced by $106 million and $98 million, respectively, of valuation adjustments.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Capital Gains and Losses

Realized investment gains and losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31, 2005			For the year ended December 31, 2004			For the year ended December 31, 2003
	Realized Gains	Realized Losses	Net Realized Gains (Losses)	Realized Gains	Realized Losses	Net Realized Gains (Losses)	Realized Gains	Realized Losses	Net Realized Gains (Losses)
	(in millions)
Bonds	$454	$(536)	$(82)	$816	$(369)	$447	$1,369	$(861)	$508
Common and preferred stocks	909	(196)	713	521	(211)	310	397	(402)	(5)
Mortgage loans	3	(1)	2	—	(1)	(1)	12	—	12
Real estate	64	(1)	63	48	(8)	40	198	—	198
Other investments	140	(177)	(37)	325	(522)	(197)	145	(286)	(141)

	$1,570	$(911)	659	$1,710	$(1,111)	599	$2,121	$(1,549)	572

Less: IMR gains (losses)			(61)			317			538
Less: Capital gains taxes (benefit)			410			188			(105)

Net realized capital gains			$310			$94			$139

Proceeds from the sale of bond investments totaled $72 billion, $47 billion and $83 billion for the years ended December 31, 2005, 2004 and 2003, respectively.

Realized losses (before capital gains taxes) included $276 million, $116 million and $405 million of valuation adjustments for declines in fair value of investments that were considered to be other-than-temporary for the years ended December 31, 2005, 2004 and 2003, respectively.

The amortized cost and estimated fair value of bonds and common and preferred stocks for which the estimated fair value had temporarily declined and remained below cost as of December 31, 2005 and 2004, were as follows:

	December 31, 2005
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months
	Cost	Fair Value	Difference	Cost	Fair Value	Difference
	(in millions)
Bonds	$26,488	$25,975	$(513)	$5,752	$5,486	$(266)
Common and preferred stocks	68	64	(4)	81	62	(19)

Total	$26,556	$26,039	$(517)	$5,833	$5,548	$(285)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

	December 31, 2004
	Decline For Less Than 12 Months			Decline For Greater Than 12 Months
	Cost	Fair Value	Difference	Cost	Fair Value	Difference
	(in millions)
Bonds	$13,173	$12,953	$(220)	$1,698	$1,616	$(82)
Common and preferred stocks	746	704	(42)	375	318	(57)

Total	$13,919	$13,657	$(262)	$2,073	$1,934	$(139)

Changes in net unrealized investment gains and losses for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Bonds	$(43)	$42	$188
Common and preferred stocks	304	818	1,372
Other investments	198	75	163

	459	935	1,723
Change in deferred taxes	(116)	(290)	(552)

	$343	$645	$1,171

Securities Lending

The Company has entered into securities lending agreements whereby certain investment securities are loaned to third parties, primarily major brokerage firms. The aggregate statement value of loaned securities was $2.9 billion and $2.5 billion at December 31, 2005 and 2004, respectively. The Company’s policy requires a minimum of 102% of the fair value of the loaned securities, calculated on a daily basis, as collateral in the form of either cash or securities held by the Company or a trustee. At December 31, 2005 and 2004, unrestricted cash collateral held by the Company of $2.9 billion and $2.6 billion, respectively, is classified as cash and invested assets and the offsetting collateral liability of $2.9 billion and $2.6 billion, respectively, is classified as other liabilities in the consolidated statement of financial position. At December 31, 2005 and 2004, additional non-cash collateral of $539 million and $359 million, respectively, was held on the Company’s behalf by a trustee and is not included in the consolidated statement of financial position.

5.	Derivative Financial Instruments

In the normal course of business, the Company enters into derivative transactions, generally to mitigate the risk to assets and surplus from fluctuations in interest rates, foreign currency exchange rates and other market risks. On the statutory basis of accounting, derivatives used for hedging purposes are classified as “cash flow” hedges, which mitigate the risk of variability in future cash flows from the position being hedged, or “fair value” hedges, which mitigate the risk of changes in fair value of the position being hedged. Derivatives classified as hedges that meet the specific requirements for hedge accounting are accounted for in a manner that is consistent with the item being hedged (e.g., at amortized cost or fair value). Derivatives used as hedges, but that do not meet the specific requirements for hedge accounting, are accounted for at fair value.

In addition to hedging, the Company uses derivatives for the purpose of investment “replication.” A replication is a derivative transaction that, when entered into in conjunction with other investments, serves to replicate in the aggregate the characteristics of otherwise permissible investments. Derivatives used as part of a replication are accounted for in a manner consistent with the replicated asset (e.g., at amortized cost or fair value).

The reported statement value of derivatives is classified as other investments in the consolidated statement of financial position.

Fair value is estimated as the amount that the Company would expect to receive or pay upon termination of the derivative contract as of the reporting date. Changes in fair value on open derivative positions accounted for at fair value are reported as unrealized capital gains or losses. Upon maturity or termination of derivative positions accounted for at fair value, capital gains and losses are reported as realized.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

The Company does not take positions in derivatives for income generation purposes. The Company held the following derivative positions at December 31, 2005 and 2004:

	December 31, 2005			December 31, 2004
Derivative Instrument	Notional Amount	Statement Value	Fair Value	Notional Amount	Statement Value	Fair Value
			(in millions)
Cash Flow Hedges:
Interest rate floors	$1,250	$20	$34	$925	$17	$36
Swaptions	818	33	19	681	30	21
Foreign currency swaps	312	—	(10)	93	—	(14)
Construction loan forwards	19	—	1	82	—	3
Foreign currency covers	67	—	67	12	—	12
Interest rate swaps	292	3	11	351	—	9
Interest rate basis swaps	80	—	—	80	—	—
Commodity swaps	3	1	1	3	—	—
Fair Value Hedges:
Credit default swaps	220	(3)	(3)	220	(3)	(3)
Foreign currency forwards	1,735	13	13	4,171	(72)	(72)
Fixed income futures	1,775	—	—	345	—	—
Short equity index futures	441	—	—	—	—	—
Purchased put options	—	—	—	—	—	—
Replications:
Fixed income	136	—	(1)	210	—	2
Long equity futures	5	—	—	152	—	—
Long fixed income futures	—	—	—	—	—	—

The notional amounts of derivative financial instruments are used to contractually denominate the transactions and do not represent the amounts exchanged between the parties.

Cash Flow Hedges:

Interest rate floors are used to mitigate the asset/liability risks of a significant and sustained decrease in interest rates for certain of the Company’s insurance products. Floors entitle the Company to receive settlement payments from the counterparties if interest rates decline below a specified level. Interest rate floors qualify for hedge accounting.

Swaptions are used to mitigate the asset/liability risks of a significant and sustained increase or decrease in interest rates for certain of the Company’s insurance products. A swaption is a contractual agreement whereby one party holds an option to enter into an interest rate swap with another party on predefined terms. Swaptions qualify for hedge accounting.

Foreign currency swaps are used to mitigate exposure to variable U.S. dollar cash flows from certain bonds denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. Foreign currency swaps qualify for hedge accounting.

Construction loan forwards are entered into to mitigate exposure to market fluctuations for the forecasted purchase of GNMA loan certificates. Construction loan forwards entitle the Company to purchase GNMA loan certificates at a predetermined price at a date in the future that does not exceed 10 years. Construction loan forwards qualify for hedge accounting.

Foreign currency covers are used to mitigate the foreign exchange risk on trades of investments denominated in foreign currencies. Foreign currency covers obligate the Company to pay or receive a specified amount of foreign currency at a future date at a specified exchange rate. Foreign currency covers qualify for hedge accounting.

Interest rate swaps are used to mitigate exposure to interest rate risk on certain floating and fixed rate bonds. An interest rate swap is a contractual agreement to pay a rate of interest based upon a reference index in exchange for a fixed rate of interest established at the origination of the contract. Certain of the Company’s interest rate swaps qualify for hedge accounting, while others do not. Unrealized gains of $2 million and $1 million were recognized during 2005 and 2004, respectively, on contracts that did not qualify for hedge accounting.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Interest rate basis swaps are used to mitigate the basis risk on certain hedges of variable rate preferred stocks. An interest rate basis swap is a contractual agreement to pay a rate of return based upon one reference index in exchange for receiving a rate of return based upon a different reference index. Interest rate basis swaps do not qualify for hedge accounting. No unrealized gains or losses were recognized during 2005 or 2004 on these contracts.

Commodity swaps are used to mitigate exposure to market fluctuations for the forward sale of crude oil and natural gas production. They are contractual agreements whereby one party pays a floating commodity price in exchange for a specified fixed commodity price. Commodity swaps do not qualify for hedge accounting. An unrealized gain of $1 million and unrealized losses of $400 thousand were recognized during 2005 and 2004, respectively, on these contracts.

Fair Value Hedges:

Credit default swaps are used to mitigate the credit risk associated with investments in bonds of specific issuers. A credit default swap allows the Company to put the bond to a counterparty at par upon a “credit event” sustained by the bond issuer. A credit event is defined as bankruptcy, failure to pay or obligation acceleration. Certain of the Company’s credit default swaps qualify for hedge accounting, while others do not. Unrealized gains of $1 million and unrealized losses of $3 million were recognized during 2005 and 2004, respectively, on contracts that did not qualify for hedge accounting.

Foreign currency forwards are used to mitigate the foreign exchange risk for portfolios of investments denominated in foreign currencies. Foreign currency forward contracts obligate the Company to deliver a specified amount of foreign currency at a future date at a specified exchange rate. Foreign currency forward contracts do not qualify for hedge accounting. Unrealized gains of $85 million and unrealized losses of $29 million were recognized during 2005 and 2004, respectively, on these contracts.

Fixed income futures are used to mitigate interest rate risk for a portion of the Company’s fixed maturity investment portfolio. Fixed income futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. Fixed income futures contracts do not qualify for hedge accounting. Unrealized losses of $9 million and $2 million were recognized during 2005 and 2004, respectively, on these contracts.

Short equity index futures are used to mitigate exposure to market fluctuations for the Company’s portfolio of common stocks. Futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. These futures contracts do not qualify for hedge accounting. Unrealized losses of $1 million and $0 were recognized during 2005 and 2004, respectively, on these contracts.

Purchased put options are used to mitigate exposure to credit risk associated with a specific security. Purchased put options give the Company the ability to sell a financial instrument at a specified future date for a specified price. These options do not qualify for hedge accounting. No unrealized gains or losses were recognized during 2005 or 2004 on these contracts.

Replications:

Fixed income replications are used to replicate a bond investment through the use of credit default swaps, interest rate swaps, credit default indexes and cash market instruments. These replication transactions, including the derivative components, are reported at amortized cost. The average fair value of such contracts was ($4) million and $3 million during 2005 and 2004, respectively. A realized loss of $10 million and a realized gain of $300 thousand were recognized during 2005 and 2004, respectively, on the termination of these contracts.

Long equity futures replications are used to gain equity market investment exposure. These replication transactions are reported at fair value, with changes in fair value reflected as a component of unrealized gains and losses until such time as the contracts are terminated. The average fair value of such contracts was $230 million and $141 million during 2005 and 2004, respectively. Realized losses of $2 million and realized gains of $15 million were recognized during 2005 and 2004, respectively, on the termination of these contracts.

Long fixed income futures replications are used to manage the duration of the fixed income portfolio and mitigate exposure to interest rate changes. These replication transactions are reported at fair value, with changes in fair value reflected as a component of unrealized gains and losses until such time as the contracts are terminated. The average fair value of such contracts was $342 million and $384 million during 2005 and 2004, respectively. Realized gains of $7 million and $6 million were recognized during 2005 and 2004, respectively, on the termination of these contracts.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

6.	Reserves for Policy Benefits

General account reserves for policy benefits at December 31, 2005 and 2004 are summarized below:

	December 31,
	2005	2004
	(in millions)
Life insurance reserves	$83,590	$77,418
Annuity reserves and deposit liabilities	5,193	5,037
Disability income and long-term care unpaid claims and claim reserves	3,373	3,234
Disability income and long-term care active life reserves	1,988	1,899

Total reserves for policy benefits	$94,144	$87,588

Life insurance reserves on substantially all policies issued since 1978 are based on the Commissioner’s Reserve Valuation Method (“CRVM”) using the 1958, 1980 or 2001 CSO mortality tables with interest rates ranging from 3.5% to 5.5%. Other life insurance reserves are primarily based on the net level premium method, using various mortality tables at interest rates ranging from 2% to 4.5%. As of December 31, 2005, the Company had $930 billion of total life insurance in-force, including $12 billion of life insurance in-force for which gross premiums were less than net premiums according to the standard valuation methods and assumptions prescribed by the OCI.

Tabular cost has been determined from the basic data for the calculation of policy reserves. Tabular cost less actual reserves released has been determined from the basic data for the calculation of reserves and reserves released. Tabular interest has been determined from the basic data for the calculation of policy reserves. Tabular interest on funds not involving life contingencies is calculated as the product of the valuation rate of interest times the mean of the amount of funds subject to such rate held at the beginning and end of the year of valuation.

Additional premiums are charged for substandard lives for policies issued after January 1, 1956. Net level premium or CRVM mean reserves are based on multiples of mortality tables or one-half the net flat or other extra mortality charge. The Company waives deduction of fractional premiums upon death of an insured and returns any portion of the final premium beyond the date of death. Cash values are not promised in excess of the legally computed reserves.

Deferred annuity reserves on contracts issued since 1985 are primarily based on the Commissioner’s Annuity Reserve Valuation Method with interest rates ranging from 3.5% to 6.25%. Other deferred annuity reserves are based on contract value. Immediate annuity reserves are based on present value of expected benefit payments with interest rates ranging from 3.5% to 7.5%. Changes in future policy benefits on supplementary contracts without life contingencies are classified as deposit-type transactions and thereby excluded from net additions to policy benefit reserves in the consolidated statement of operations.

At December 31, 2005 and 2004, the withdrawal characteristics of the Company’s general account annuity reserves and deposit liabilities were as follows:

	December 31,
	2005	2004
	(in millions)
Subject to discretionary withdrawal
- with market value adjustment	$1,276	$1,290
- without market value adjustment	2,508	2,413
Not subject to discretionary withdrawal	1,409	1,334

Total	$5,193	$5,037

Unpaid claims and claim reserves for disability income policies are based on the present value of expected benefit payments, primarily using the 1985 Commissioner’s Individual Disability Table A (“CIDA”), modified for Company experience in the first four years of disability, with interest rates ranging from 3% to 5.5%. Unpaid claims and claim reserves for long-term care policies are based on the present value of expected benefit payments using industry-based long-term care experience with a 4.5% interest rate.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Reserves for unpaid claims, losses and loss adjustment expenses on disability income and long-term care insurance were $3.4 billion and $3.2 billion at December 31, 2005 and 2004, respectively. The table below provides a summary of the changes in these reserves for the years ended December 31, 2005 and 2004.

	For the year ended December 31,
	2005	2004
	(in millions)
Balance at January 1	$3,234	$3,083
Incurred related to:
Current year	462	472
Prior year	68	45

Total incurred	530	517
Paid related to:
Current year	(18)	(18)
Prior year	(373)	(348)

Total paid	(391)	(366)

Balance at December 31	$3,373	$3,234

The changes in reserves for incurred claims related to prior years are generally the result of ongoing analysis of recent loss development trends.

Active life reserves for disability income policies issued since 1987 are primarily based on the two-year preliminary term method using the 1985 CIDA for morbidity with a 4.0% interest rate. Active life reserves for prior disability income policies are based on the net level premium method, using the 1964 Commissioner’s Disability Table for morbidity with interest rates ranging from 3.0% to 4.0%.

Active life reserves for long-term care policies consist of mid-terminal reserves and unearned premium. Mid-terminal reserves are based on the one-year preliminary term method, industry-based morbidity experience, total terminations based on the 1983 Individual Annuity Mortality table without lapses or the 1983 Group Annuity Mortality table with lapses, with an interest rate of either 4.0% or 4.5%. For reserves using lapse assumptions, a separate calculation is performed using interest rates ranging from 5.2% to 6.0% and excluding lapses. Reserves resulting from the separate calculation are compared in the aggregate to the statutory minimum and the greater of the two is held.

7.	Premium and Annuity Considerations Deferred and Uncollected

Gross deferred and uncollected insurance premiums represent life insurance premiums due to be received from policyowners through the next respective policy anniversary dates. Net deferred and uncollected premiums represent only the portion of gross premiums related to mortality charges and interest, and are reported as an asset in the consolidated statement of financial position.

Deferred and uncollected premiums at December 31, 2005 and 2004 were as follows:

	December 31, 2005		December 31, 2004
	Gross	Net	Gross	Net
	(in millions)
Ordinary new business	$171	$81	$162	$76
Ordinary renewal	1,647	1,348	1,570	1,283

	$1,818	$1,429	$1,732	$1,359

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

8.	Separate Accounts

Following is a summary of separate account liabilities by withdrawal characteristic at December 31, 2005 and 2004:

	December 31,
	2005	2004
	(in millions)
Subject to discretionary withdrawal
- with market value adjustment	$13,098	$11,987
- without market value adjustment	—	—
Not subject to discretionary withdrawal	2,434	2,109
Non-policy liabilities	221	222

Total separate account liabilities	$15,753	$14,318

While separate account liability values are not guaranteed by the Company, variable annuity and variable life insurance products do include guaranteed minimum death benefits underwritten by the Company. General account reserves for policy benefits included $8 million attributable to these benefits at each of December 31, 2005 and 2004.

Premiums and other considerations received from variable life and variable annuity policyowners during the years ended December 31, 2005 and 2004 were $1.6 billion and $1.3 billion, respectively. These amounts are reported as premiums in the consolidated statement of operations. The subsequent transfer of these receipts to the separate accounts is reported in transfers to separate accounts in the consolidated statement of operations, net of amounts received from the separate accounts to provide for policy benefit payments to variable product policyowners.

Following is a summary reconciliation of amounts reported as transfers to and from separate accounts in the summary of operations of the Company’s NAIC Separate Account Annual Statement with the amount reported as net transfers to separate accounts in the accompanying consolidated statement of operations for the years ended December 31, 2005, 2004 and 2003:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
From Separate Account Annual Statement:
Transfers to separate accounts	$1,721	$1,428	$1,224
Transfers from separate accounts	(1,043)	(1,012)	(1,125)

	678	416	99
Reconciling adjustments:
Investment management and administrative charges	—	—	73
Mortality, breakage and taxes	(14)	6	116

Net transfers to separate accounts	$664	$422	$288

9.	Employee and Representative Benefit Plans

The Company sponsors noncontributory defined benefit retirement plans (“plans”) for all eligible employees and financial representatives. These include tax-qualified plans, as well as nonqualified plans that provide benefits to certain participants in excess of ERISA limits for qualified plans. The Company’s funding policy for the tax qualified plans is to make annual contributions that are no less than the minimum amount needed to comply with the requirements of ERISA and no greater than the maximum amount deductible for federal income tax purposes. The Company contributed $180 million and $38 million to the qualified employee retirement plan during 2005 and 2004, respectively, and expects to contribute $38 million in 2006.

In addition to defined pension benefits, the Company provides certain health care and life insurance benefits (“postretirement benefits”) to retired employees, financial representatives and eligible dependents. Substantially all employees and financial representatives will become eligible for these benefits if they reach retirement age while working for the Company.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

Aggregate assets and projected benefit obligations of the defined benefit plans and for postretirement benefits at December 31, 2005 and 2004, and changes in assets and obligations for the years then ended, were as follows:

	Defined Benefit Plans		Postretirement Benefit Plans
	2005	2004	2005	2004
	(in millions)
Fair value of plan assets at January 1	$1,950	$1,738	$22	$20
Changes in plan assets:
Actual return on plan assets	173	208	1	4
Company contributions	180	38	—	—
Actual plan benefits paid	(39)	(34)	(2)	(2)

Fair value of plan assets at December 31	$2,264	$1,950	$21	$22

Projected benefit obligation at January 1	$2,041	$1,729	$196	$166
Changes in benefit obligation:
Service cost of benefits earned	72	70	20	18
Interest cost on projected obligations	118	111	11	11
Projected plan benefits paid	(45)	(40)	(11)	(10)
Experience losses (gains)	47	171	(8)	11

Projected benefit obligation at December 31	$2,233	$2,041	$208	$196

Plan assets are invested primarily in common stocks and corporate debt securities through a separate account of the Company. The investment objective of the plans is to maximize long-term total rate of return, consistent with prudent investment risk management and in accordance with ERISA requirements. Investments are made for the sole interest of the plans’ participants.

While significant exposure to publicly traded equity securities is warranted by the long-term nature of expected benefit payments, diversification across asset classes is maintained to provide a risk/reward profile consistent with the objectives of the plans’ participants. Diversified equity investments are subject to an aggregate maximum exposure of 75%, with holdings in any one corporate issuer not to exceed 3% of total assets. Asset mix is rebalanced regularly to maintain holdings within target asset allocation ranges. The measurement date for plan assets is December 31, with the fair value of plan assets based primarily on quoted market values.

Plan assets by asset class at December 31, 2005 and 2004 were as follows:

	Defined Benefit Plans				Postretirement Benefit Plans
	2005	% of FV	2004	% of FV	2005	% of FV	2004	% of FV
	(in millions)
Bonds	$965	43%	$856	44%	$9	42%	$9	43%
Preferred stock	7	0%	7	0%	—	0%	—	0%
Public common stock	1,239	55%	1,058	54%	12	58%	13	57%
Private equities and other	53	2%	29	2%	—	0%	—	0%

Total assets	$2,264	100%	$1,950	100%	$21	100%	$22	100%

The projected benefit obligation (“PBO”) represents the actuarial net present value of future benefit obligations. For defined benefit plans, PBO includes assumptions as to future salary increases. This measure is consistent with the ongoing concern assumption and is mandated for measuring pension obligations. The accumulated benefit obligation (“ABO”) is similar to the calculation of the PBO, but is based only on current salaries, with no assumption of future salary increases. The aggregate ABO for the defined benefit plans of the Company was $1.8 billion and $1.6 billion at December 31, 2005 and 2004, respectively.

The following table summarizes assumptions used in estimating the projected benefit obligations at December 31, 2005, 2004 and 2003:

	Defined Benefit Plans			Postretirement Benefit Plans
	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	6.00%	6.50%	5.75%	6.00%	6.50%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
Annual increase in compensation	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The long-term rates of return on plan assets are estimated assuming an allocation of plan assets among asset classes consistent with December 31, 2005. Returns are estimated by asset class

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

based on the current risk free interest rate plus a risk premium. The risk premium is based on historical returns and other factors such as expected reinvestment returns and anticipated asset manager performance.

The projected benefit obligation for postretirement benefits at December 31, 2005 and 2004 assumed an annual increase in future retiree medical costs of 10%, grading down to 5% over five years and remaining level thereafter. A further increase in the assumed healthcare cost trend of 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 2005 by $19 million and net periodic postretirement benefit expense during 2005 by $3 million. A decrease in the assumed healthcare cost trend of 1% in each year would reduce the accumulated postretirement benefit obligation as of December 31, 2005 and net periodic postretirement benefit expense during 2005 by the same amounts.

Following is an aggregate reconciliation of the funded status of the plans to the related financial statement liability reported by the Company at December 31, 2005 and 2004:

	Defined Benefit Plans		Postretirement Benefit Plans
	2005	2004	2005	2004
	(in millions)
Fair value of plan assets at December 31	$2,264	$1,950	$21	$22
Projected benefit obligation at December 31	2,233	2,041	208	196

Funded status	31	(91)	(187)	(174)
Unrecognized net experience losses	513	466	44	50
Unrecognized initial net asset	(557)	(577)	—	—
Additional minimum liability	(10)	(16)	—	—
Nonadmitted asset	(326)	(114)	—	—

Net pension liability	$(349)	$(332)	$(143)	$(124)

Unrecognized net experience gains or losses represent cumulative amounts by which plan experience for return on plan assets or growth in benefit liabilities have varied from related assumptions. These differences accumulate without recognition in the Company’s financial statements unless they exceed 10% of plan assets or projected benefit obligation, whichever is greater. If they exceed this limit, they are amortized into net periodic benefit costs over the remaining average years of service until retirement of the plan participants, which is currently fourteen years for employee plans and twelve years for field representative plans.

Unrecognized initial asset represents the amount by which the fair value of plan assets exceeded the projected benefit obligation for funded pension plans upon the adoption of the statutory basis of accounting for pensions as of January 1, 2001. The Company has elected not to record a direct credit to surplus for this excess, electing instead to amortize this unrecognized initial asset as a credit to net periodic benefit cost in a systematic manner until exhausted.

An additional minimum liability is required if a plan’s accumulated benefit obligation exceeds plan assets or accrued pension liabilities. This liability was $10 million, $16 million and $7 million at December 31, 2005, 2004 and 2003, respectively. Changes in the liability are reported as a direct adjustment to surplus in the consolidated statement of changes in surplus.

Any net pension assets for funded plans are nonadmitted and are thereby excluded from reported assets and surplus in the consolidated statement of financial position.

The components of net periodic benefit costs for the years ended December 31, 2005, 2004 and 2003 were as follows:

	Defined Benefit Plans			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
	(in millions)
Components of net periodic benefit cost:
Service cost of benefits earned	$72	$70	$64	$20	$18	$15
Interest cost on projected obligations	118	111	103	11	11	10
Amortization of experience gains and losses	15	13	34	1	1	2
Amortization of initial net asset	(20)	(21)	(46)	—	—	—
Expected return on plan assets	(166)	(138)	(113)	(4)	(1)	(1)

Net periodic expense	$19	$35	$42	$28	$29	$26

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

The expected benefit payments by the defined benefit plans and the postretirement plans for the years 2006 through 2015 are as follows:

	Defined Benefit Plans	Postretirement Benefit Plans
	(in millions)
2006	$52	$11
2007	58	13
2008	65	14
2009	72	16
2010	80	17
2011-2015	581	115

	$908	$186

The Company also sponsors a contributory 401(k) plan for eligible employees and a noncontributory defined contribution plan for financial representatives. For the years ended December 31, 2005, 2004 and 2003 the Company expensed total contributions to these plans of $25 million, $24 million and $23 million, respectively.

10.	Reinsurance

The Company limits its exposure to life insurance death benefits by ceding insurance coverage to various reinsurers. The Company retains a maximum of $35 million of coverage per individual life and a maximum of $50 million of coverage per joint life. The Company also cedes a portion of its exposure to group disability benefits on a coinsurance basis and has an excess reinsurance contract for certain individual disability income policies issued prior to 1999 with retention limits varying based upon coverage type. The Company also participates in catastrophic risk sharing pools.

Amounts shown in the consolidated financial statements are reported net of the impact of reinsurance. Reserves for policy benefits at December 31, 2005 and 2004 were reported net of ceded reserves of $1.3 billion and $1.2 billion, respectively.

The effects of reinsurance on premium revenue and benefits expense for the years ended December 31, 2005, 2004 and 2003 were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Direct premium revenue	$12,078	$11,397	$10,959
Premiums ceded	(715)	(715)	(652)

Net premium revenue	$11,363	$10,682	$10,307

Direct benefit expense	12,161	11,568	11,110
Benefits ceded	(475)	(478)	(483)

Net benefit expense	$11,686	$11,090	$10,627

In addition, the Company reported $182 million, $207 million and $184 million in allowances from reinsurers for reimbursement of commissions and other expenses on ceded business for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are classified as other income in the consolidated statement of operations.

Reinsurance contracts do not relieve the Company from its obligations to policyowners. Failure of reinsurers to honor their obligations could result in losses to the Company. There were no reinsurance recoverables at December 31, 2005 and 2004 that were considered by management to be uncollectible.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

11.	Income Taxes

The Company files a consolidated federal income tax return including the following entities:

Northwestern Mutual Investment Services, LLC	Frank Russell Company

Northwestern International Holdings, Inc.	Bradford, Inc.

NML Real Estate Holdings, LLC and subsidiaries	Network Planning Advisors, LLC

NML Securities Holdings, LLC and subsidiaries	Mason Street Advisors, LLC

Northwestern Investment Management Company, LLC	NML – CBO, LLC

Northwestern Mutual Wealth Management Company	JYD Assets, LLC

The Company collects from or refunds to these subsidiaries their share of consolidated income taxes determined under written tax-sharing agreements. During 2004, the Company sold its majority interest in Baird Holding Company (see Note 14). Prior to the sale, Baird Holding Company was included in the Company’s consolidated income tax return. Federal income tax returns for years through 2001 are closed as to further assessment of tax. The liability for income taxes payable in the consolidated statement of financial position reflects taxes payable at the reporting date plus a provision for additional taxes that may become due with respect to the open tax years.

The Company accounts for deferred tax assets and liabilities, which reflect the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004	Change
	(in millions)

Deferred tax assets:
Policy acquisition costs	$794	$757	$37
Investment assets	135	118	17
Policy benefit liabilities	1,705	1,644	61
Benefit plan obligations	313	284	29
Guaranty fund assessments	7	10	(3)
Nonadmitted assets	63	61	2
Other	63	37	26

Gross deferred tax assets	3,080	2,911	169

Deferred tax liabilities:
Premium and other receivables	539	504	35
Investment assets	1,480	1,464	16
Other	4	7	(3)

Gross deferred tax liabilities	2,023	1,975	48

Net deferred tax assets	$1,057	$936	$121

The statutory basis of accounting limits the amount of gross deferred tax assets that can be included in Company surplus. This limit is based on a formula that takes into consideration available loss carryback capacity, expected timing of reversal for existing temporary differences, gross deferred tax liabilities and the level of Company surplus. At December 31, 2005 and 2004, the Company’s gross deferred tax assets did not exceed this limitation.

Changes in deferred tax assets and liabilities related to unrealized gains and losses on investments are reported as a component of changes in unrealized capital gains and losses in the consolidated statement of changes in surplus. Other net changes in deferred tax assets and liabilities are direct adjustments to surplus and separately reported in the consolidated statement of changes in surplus.

The major components of current income tax expense (benefit) were as follows:

	For the year ended December 31,
	2005	2004	2003
	(in millions)
Income tax	$113	$(85)	$(65)
Tax credits	(56)	(39)	(25)

Total current tax expense (benefit)	$57	$(124)	$(90)

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

The Company’s taxable income can vary significantly from gain from operations before taxes due to temporary and permanent differences in revenue recognition and expense deduction between tax and financial statement bases of reporting.

In previous years the Company was subject to an “equity tax” that was applied only to mutual life insurance companies. In March 2002, Congress passed legislation that suspended the equity tax for tax years 2001 through 2003. While the Company was subject to the equity tax in 2004, no related expense recognition was considered necessary. Legislation was enacted in April 2004 that permanently repealed the equity tax effective January 1, 2005.

The Company’s effective tax rates were 16%, 12% and 13% for the years ended December 31, 2005, 2004 and 2003, respectively. The effective rate is not the statutory rate applied to the Company’s taxable income or loss by the Internal Revenue Service. It is a financial statement relationship that represents the ratio between the sum of total taxes, including those that affect net income and changes in deferred taxes not related to unrealized gains and losses on investments, to the sum of gain from operations before taxes and pretax net realized gains or losses. These financial statement effective rates were different than the applicable federal tax rate of 35% due primarily to differences between book and tax recognition of net investment income and realized capital gains and losses, as well as prior year adjustments.

Income taxes paid in 2005 and prior years of $1.1 billion are available at December 31, 2005 for recoupment in the event of future tax losses.

12.	Frank Russell Company Acquisition and Goodwill

The Company acquired Frank Russell Company (“Russell”) effective January 1, 1999. Russell, a global leader in multi-manager investment services, provides investment products and services in more than 39 countries. The initial purchase price of approximately $1.0 billion was funded with a combination of cash, senior notes issued by Russell and bank debt. The purchase agreement also called for additional contingent consideration to be paid to the former owners of Russell based upon the financial performance of Russell during the five year period ended December 31, 2003.

The acquisition was accounted for using the statutory purchase method, whereby the excess of the acquisition price over the fair value of Russell net assets at the time of the acquisition was attributed to goodwill reported in the accounts of Russell. Further, the statutory purchase method required that the Company’s cost basis of its investment in Russell be reduced, through a direct reduction of Company surplus, for the amount by which Russell goodwill exceeded 10% of the Company’s surplus at the time of the acquisition.

The Company applied for, and was granted, permission by the OCI for an alternative accounting treatment (“permitted practice”), whereby all Russell goodwill, including any subsequent additions to goodwill resulting from payment of contingent purchase consideration, be charged off as a direct reduction of Company surplus. This permitted practice differs from that required by the NAIC “Accounting Practices and Procedures Manual,” which requires that any goodwill not in excess of 10% of the Company’s surplus be amortized using a straight-line method over the period during which the acquiring entity benefits economically or ten years, whichever is shorter.

At December 31, 2005 and 2004, the Company had made cumulative direct reductions of surplus for goodwill associated with the Russell acquisition of $981 million. These charge-offs exceeded the Company’s equity method investment basis in Russell by $531 million and $581 million at December 31, 2005 and 2004, respectively, which is classified as a reduction of the Company’s total investment in common stocks.

If the Company had not received permission for this alternative accounting treatment, Company surplus as reported in the statement of financial position would have been greater by $257 million, $320 million and $358 million at December 31, 2005, 2004 and 2003, respectively, and net income as reported in the statement of operations would have been lower by $63 million, $61 million and $53 million for the years then ended, respectively.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

13.	Contingencies and Guarantees

The Company has unconditionally guaranteed repayment of $350 million of senior notes and up to $50 million of bank borrowings owed by Russell.

In the normal course of business, the Company has guaranteed certain obligations of other affiliates and made guarantees of operating leases or future minimum compensation payments on behalf of its financial representatives. The maximum exposure under these guarantees totaled approximately $386 million at December 31, 2005. The Company believes that the likelihood is remote that payments will be required under these guarantees and therefore has not accrued a contingent liability in the consolidated statement of financial position. In addition, the Company routinely makes commitments to fund mortgage loans or other investments in the normal course of business. These commitments aggregated to $3.7 billion at December 31, 2005 and were extended at market interest rates and terms.

The Company is engaged in various legal actions in the normal course of its investment and insurance operations. In the opinion of management, losses that may ultimately result from such actions would not have a material effect on the Company’s financial position at December 31, 2005.

14.	Related Party Transactions

During 2005, the Company and other affiliates redeemed $94 million of seed money from mutual funds within the Company’s Mason Street Funds, Inc. subsidiary. The Company recognized $6 million of losses on these redemptions.

The Company has agreed to combine the Mason Street mutual funds with new or existing mutual funds of two competitors. These transactions are subject to approval by fund shareholders at a meeting that is anticipated to take place at the end of March 2006. The financial statement impact on the Company during 2006 of these combinations is expected to be immaterial. Following the exchange of Mason Street fund shares for shares in the respective competitor funds, the Company will be required to maintain investments of up to $900 million in the funds for up to three years following the closing of the transaction. At December 31, 2005 the Company held investments in Mason Street funds totaling $971 million, which are reported at fair value as common stocks in the consolidated statement of financial position.

See Note 2 regarding certain related party transactions made during 2005 in conjunction with the adoption of new accounting guidance for investments in subsidiary, controlled or affiliated entities.

On May 13, 2004 the Company sold its majority interest in Baird Holding Company (“Baird”) to Baird management and employees. At the time of the sale, the Company owned approximately 51% of Baird common stock, with Baird management and employees owning the remainder. The Company realized a $30 million gain on the sale of its remaining interest in Baird, which was included in realized capital gains in the consolidated statement of operations during 2004. The Company financed a substantial portion of the sale price through the purchase of $240 million of subordinated notes, with attached warrants, issued by Baird. These notes have interest rates of between 6.50% and 8.25% and maturities of between ten and twelve years. Notes in the amount of $210 million remain outstanding at December 31, 2005 and are classified as bonds in the consolidated statement of financial position.

During 2004, the Company refinanced a credit facility owed by Russell and provided additional capital through the purchase, at par, of $258 million of notes issued by Russell. These notes have interest rates of between 4.19% and 6.35% and maturities of between five and ten years. Notes in the amount of $191 million remain outstanding at December 31, 2005 and are classified as bonds in the consolidated statement of financial position.

During 2004, the Company transferred certain investments to a wholly-owned subsidiary as a capital contribution. The fair value of these securities was $222 million at the time of the transfer. Realized capital gains of $2 million were recognized during 2004 upon the transfer of these assets.

During 2003, the Company transferred certain investments to a majority-owned subsidiary as a capital contribution. The fair value of these securities was $219 million at the time of the transfer. Realized capital losses of $7 million were recognized during 2003 upon the transfer of these assets.

FINANCIAL STATEMENTS OF NORTHWESTERN MUTUAL

The Northwestern Mutual Life Insurance Company

Notes to Consolidated Statutory Financial Statements

December 31, 2005, 2004 and 2003

15.	Fair Value of Financial Instruments

The fair value of investment assets, including derivatives, and certain policy liabilities at December 31, 2005 and 2004 were as follows:

	December 31, 2005		December 31, 2004
	Statement Value	Fair Value	Statement Value	Fair Value
	(in millions)
Assets:
Bonds	$65,899	$67,294	$60,930	$63,791
Common and preferred stocks	8,120	10,844	7,414	9,312
Mortgage loans	18,118	18,766	17,240	18,674
Real estate	1,620	2,542	1,619	2,415
Policy loans	10,265	11,603	9,750	10,771
Other investments	6,935	8,393	5,774	6,730
Cash and temporary investments	2,124	2,124	2,949	2,949
Liabilities:
Investment-type insurance reserves	$4,100	$3,892	$4,023	$3,824

The fair value of bonds is generally based upon values published by the SVO of the NAIC and upon quoted market prices when no SVO value is available. The estimated fair value of common and preferred stocks are based upon quoted market prices if available. For those not actively traded, fair value is estimated using independent pricing services or internally developed pricing models. See Note 12 regarding the statement value of the Company’s investment in Russell. The fair value of mortgage loans is estimated by discounting estimated future cash flows using market interest rates for debt with comparable credit risk and maturities. Real estate fair value is estimated by discounting estimated future cash flows using market interest rates. Policy loan fair value is estimated based on discounted projected cash flows using market interest rates and assumptions regarding future loan repayments based on Company experience. Other investments include real estate joint ventures, which are valued by discounting estimated future cash flows using market interest rates, as well as other joint ventures and partnerships, for which the equity accounting basis approximates fair value. Other investments also include derivative financial instruments, for which fair value is estimated as the amount that the Company would expect to receive or pay upon termination of the derivative contract as of the reporting date.

The estimated fair value of investment-type insurance reserves is estimated by discounting estimated future cash flows at market interest rates for similar instruments with comparable maturities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP 100 E. Wisconsin Ave., Suite 1800 Milwaukee, WI 53202 Telephone (414) 212 1600 Facsimile (414) 212 1880

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Policyowners of

The Northwestern Mutual Life Insurance Company

We have audited the accompanying statutory consolidated statement of financial position of The Northwestern Mutual Life Insurance Company and its subsidiary (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statutory statements of operations, of changes in surplus and of cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these consolidated financial statements using accounting practices prescribed or permitted by the Office of the Commissioner of Insurance of the State of Wisconsin (statutory basis of accounting), which practices differ from accounting principles generally accepted in the United States of America. Accordingly, the consolidated financial statements are not intended to represent a presentation in accordance with accounting principles generally accepted in the United States of America. The effects on the consolidated financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the consolidated financial statements referred to above do not present fairly in conformity with accounting principles generally accepted in the United States of America, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 2005 and 2004, or the results of their operations or their cash flows for each of the three years in the period ended December 31, 2005. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Northwestern Mutual Life Insurance Company and its subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, on the basis of accounting described in Note 1.

/s/ PRICEWATERHOUSECOOPERS LLP

January 24, 2006

PART C

OTHER INFORMATION

Item 26.	Exhibits

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(a)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account, dated March 22, 2006	Incorporated herein by reference to Exhibit (a) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006

(b)	Not Applicable

(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Incorporated herein by reference to Exhibit (c) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006

(d)1	Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, TT.EVUL. (0107)	Incorporated herein by reference to Exhibit (d)1 to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(d)2(a)	Waiver Benefit: Payment of Selected Monthly Premium Upon Total Disability, TT.VUL.UL.SMP.(0107)	Incorporated herein by reference to Exhibit (d)2(a) to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(d)2(b)	Waiver Benefit: Payment of Specified Monthly Charges Upon Total Disability, TT.VUL.UL.SMC.(0107)	Incorporated herein by reference to Exhibit (d)2(b) to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(d)2(c)	Surrender of Policy Endorsement, TT.EVUL.SOPE.(0107)	Incorporated herein by reference to Exhibit (d)2(c) to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(d)2(d)	Endorsement Regarding Qualification Of Variable Life Policy As A Life Insurance Contract, AMDT.FLSF.(0199)	Incorporated herein by reference to Exhibit (d)2(d) to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(e)	Northwestern Mutual Life Insurance Application, 90-1 L.I.(0198) with Application Supplement, (90-1.EVUL.Supp.(0107)	Incorporated herein by reference to Exhibit (e) to Form N-6 initial Registration Statement, File No. 333-136305, filed August 4, 2006

(f)1(a)	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	Incorporated herein by reference to Exhibit A(6)(a) to Form S-6 Post-Effective Amendment No. 18, File No. 2-89972, filed April 26, 1996

(f)1(b)	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Incorporated herein by reference to Exhibit (f) to Form N-6 Post-Effective Amendment No. 8, File No. 333-36865, filed February 28, 2003

(h)1(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(h)1(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (h)1(a)(2) to Form N-6 initial Registration Statement, File No. 333-136124, filed July 28, 2006

(h)1(a)(3)	Amendment No. 2 dated October 13, 2006 to Participation Agreements dated March 16, 1999 and August 7, 2000, respectively, by and among The Northwestern Mutual Life Insurance Company, Russell Investment Funds, f/k/a “Russell Insurance Funds,” and Russell Fund Distributors, Inc., adding Northwestern Mutual Variable Life Account II and Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, TT.EVUL.(0107)	Incorporated herein by reference to Exhibit (h)1(a)(3) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006

(h)1(b)(1)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(h)1(b)(2)	Amendment No. 1 dated October 18, 2006 to Participation Agreement dated May 1, 2003, by and among The Northwestern Mutual Life Insurance Company, Fidelity Distributors Corporation, and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III, adding Northwestern Mutual Variable Life Account II and Northwestern Mutual Flexible Premium Variable Adjustable Life Insurance Policy, TT.EVUL.(0107)	Incorporated herein by reference to Exhibit (h)1(b)(2) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006

(h)1(c)(1)	Administrative Service Fee Agreement dated February 28, 1999 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Incorporated herein by reference to Exhibit (b)(8)(c) to Form N-4 Post-Effective Amendment No. 66, File No. 2-29240, filed on April 28, 2005

(h)1(c)(2)	Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(c)(2) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed on August 8, 2006

(h)1(c)(3)	Amendment dated August 1, 2004 to the Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Incorporated herein by reference to Exhibit (b)(8)(c)(3) to Form N-4 Pre-Effective Amendment No. 1, File No. 333-133380, filed on August 8, 2006

(j)	Not Applicable

(k)	Opinion and Consent of Robert J. Berdan, Esq. dated December 15, 2006	Filed herewith

(l)	Not Applicable

(m)	Not Applicable

(n)	Consent of PricewaterhouseCoopers LLP dated December 15, 2006	Filed herewith

(o)	Not Applicable

(p)	Not Applicable

(q)	Memorandum describing Issuance, Transfer and Redemption Procedures	Incorporated herein by reference to Exhibit (q) to Form N-6 Pre-Effective Amendment No. 1, File No. 333-136124, filed December 13, 2006

Item 27.	Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company without regard to their activities relating to variable life insurance policies or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES – As of September 30, 2006

Name	Business Address
Edward E. Barr	2050 Center Avenue
Suite 567
Fort Lee, NJ 07024

John M. Bremer	The Northwestern Mutual Life
Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

Peter W. Bruce	The Northwestern Mutual Life
Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

Robert C. Buchanan	Fox Valley Corporation
100 West Lawrence Street (54911)
P.O. Box 727
Appleton, WI (54912-0727)

George A. Dickerman	68 Normandy Road
Longmeadow, MA 01106-1259

David J. Drury	Poblocki & Sons, LLC
922 South 70th Street
Milwaukee, WI 53214

Connie K. Duckworth	ARZU
77 Stone Gate Lane
Lake Forest, IL 60045

David A. Erne	Reinhart Boener Van Deuren, sc
1000 North Water Street
Suite 2100
Milwaukee, WI 53202

James P. Hackett	Steelcase, Inc.
901 – 44th Street
Grand Rapids, MI 49508

Hans Helmerich	Helmerich & Payne, Inc.
1437 South Boulder
Tulsa, OK 74119

Stephen F. Keller	101 South Las Palmas Avenue
Los Angeles, CA 90004

Barbara A. King	Landscape Structures, Inc.
Route 3
601-7th Street South
Delano, MN 55328

Margery Kraus	APCO Worldwide
700 12th Street, NW, Suite 800
Washington, DC 20005

J. Thomas Lewis	228 St. Charles Avenue
Suite 1024
New Orleans, LA 70130

Ulice Payne, Jr.	Addison-Clifton, L.L.C.
13555 Bishop’s Court
Suite 245
Brookfield, WI 53005

H. Mason Sizemore, Jr.	2054 N.W. Blue Ridge Drive
Seattle, WA 98177

Peter M. Sommerhauser	Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202-3590

John E. Steuri	52 River Ridge Road
Little Rock, AR 72227-1518

John J. Stollenwerk	Allen-Edmonds Shoe Corporation
201 East Seven Hills Road
P.O. Box 998
Port Washington, WI 53074-0998

Barry L. Williams	Williams Pacific Ventures, Inc.
4 Embarcadero Center, Suite 3700
San Francisco, CA 94111

Kathryn D. Wriston	c/o Shearman & Sterling
599 Lexington Avenue, Room 1064
New York, NY 10022

Edward J. Zore	The Northwestern Mutual Life
Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202

EXECUTIVE OFFICERS – As of September 30, 2006

Name	Title
Edward J. Zore	President and Chief Executive Officer

John M. Bremer	Chief Operating Officer (Chief Compliance Officer)
Peter W. Bruce	Chief Insurance Officer
William H. Beckley	Executive Vice President (Agencies)
Gary A. Poliner	Executive Vice President & Chief Financial Officer
Mason G. Ross	Executive Vice President & Chief Investment Officer
John E. Schlifske	Executive Vice President (Investment Products & Services and Affiliates)
Mark G. Doll	Senior Vice President (Public Markets)
Christine H. Fiasca	Senior Vice President (Agency Services)
William C. Koenig	Senior Vice President & Chief Actuary
Jean M. Maier	Senior Vice President (Insurance Operations)
Meridee J. Maynard	Senior Vice President (Life Product)
Gregory C. Oberland	Senior Vice President & Chief Information Officer
Marcia Rimai	Senior Vice President (Business Integration Services)
Charles D. Robinson	Senior Vice President (IPS Strategy)
Robert J. Berdan	Vice President, General Counsel & Secretary
Michael G. Carter	Vice President (Field Compensation & Planning)
Steven T. Catlett	Vice President (Corporate Services)
Eric P. Christophersen	Vice President (Compliance/Best Practices)
David D. Clark	Vice President (Real Estate)
Gloster B. Current	Vice President (Policyowner Services)
John M. Grogan	Vice President (Disability Income)
John C. Kelly	Vice President & Controller
John L. Kordsmeier	Vice President (New Business)
Susan A. Lueger	Vice President (Human Resources)
Jeffrey J. Lueken	Vice President (Securities)
Raymond J. Manista	Vice President (Corporate Planning)
David W. Simbro	Vice President (Long Term Care)
Brenda F. Skelton	Vice President (Communications)
Calvin R. Schmidt	Vice President (Investment Product Operations)
Todd M. Schoon	Vice President (Agencies)
J. Edward Tippetts	Vice President (Wealth Management)
Donald G. Tyler	Vice President (IPS Products & Sales)
Martha M. Valerio	Vice President (Information Systems)
Michael L. Youngman	Vice President (Government Relations)

OTHER OFFICERS – As of December 1, 2006

Name	Title
John Abbott	Director-Field Benefit Consultants Field Benefit Reps
Carl Amick	VP-Risk Management Operations
Jason Anderson	Assistant Director Tax
Mark Backe	Asst. General Counsel & Asst. Secretary
Rebekah Barsch	Vice President Investment Product Lines
Doug Bates	VP Federal Relations
Blaise Beaulier	Director of Project Portfolio Management
Beth M. Berger	Asst. General Counsel & Asst. Secretary
Frederick W. Bessette	Asst. General Counsel & Asst. Secretary
Maryann Bialo	Asst. Director DI Benefit
Mark Bishop	Regional VP
Mark Bishop	Regional VP Field Supv
Carrie Bleck	Director Policyowner Services
Melissa Bleidorn	Asst. General Counsel & Asst. Secretary
Sandra Botcher	Asst. General Counsel & Asst. Secretary

Anne Brower	Asst. General Counsel & Asst. Secretary
Michael S. Bula	Asst. General Counsel & Asst. Secretary
Pency Byhardt	VP of Field Development
Gwen Canady	Director Corporate Reporting
Shanklin Cannon	Medical Director
Kurt Carbon	Director Life Lay Standards
Susan A Cerbins	Asst. General Counsel & Asst. Secretary
Jan Chase	Asst. Director-DI Underwriting
Michael S. Chick	Asst. General Counsel & Asst. Secretary
Walt Chossek	Director-IPS Finance
Walt Chossek	Director-Finance
Barbara Courtney	Director Mutual Fund Accounting
Domingo G. Cruz	Asst. General Counsel & Asst. Secretary
Dennis Darland	Asst. Director DI Benefit
Glen De Zeeuw	VP Agency Dev
Cheryl DeLonay	Assistant Director - Pershing/NMIS Support
Mark Diestelmeier	Asst. General Counsel & Asst. Secretary
John E. Dunn	Vice President & Investment Products and Services Counsel
Somayajulu Durvasula	VP Agency Dev
James R. Eben	Asst. General Counsel & Asst. Secretary
Mike Ertz	Director of Field Recruiting
Marcia E. Facey	Asst. General Counsel & Asst. Secretary
Carol Flemma	Director-IPS Bus Development/Comm
Don Forecki	Director Investment Operations
Gerald E. Fradin	Asst. General Counsel & Asst. Secretary
Steve Frankl	Director-Sales Strategy and Support
James C. Frasher	Asst. General Counsel & Asst. Secretary
Matthew E. Gabrys	Asst. General Counsel & Asst. Secretary
John Garofani	Asst. General Counsel & Asst. Secretary
Sheila Gavin	Asst. General Counsel & Asst. Secretary
Don Gehrke	Director - Retail Investment Operations
Tim Gerend	Asst. General Counsel & Asst. Secretary
Wally Givler	Vice President Investment Accounting
Kevin M. Gleason	Asst. General Counsel & Asst. Secretary
Bob Gleeson	Vice President & Medical Director
Mark Gmach	Regional VP
Karl Gouverneur	Vice President & Chief Architect
Dennis Goyette	Assistant Director - Invest Client Services
C. Claibourne Greene	Asst. General Counsel & Asst. Secretary
Tom Guay	Vice President Underwriting Standards
Greg Gurlik	Director Long Term Care Product Development
David Harley	Assistant Director - Retail Invest Operations
Wayne Heidenreich	Medical Director
Gary Hewitt	Vice President & Treasurer
Patricia Hillmann	Director - Annuity Customer Service
Mark W. Humphrey	Director-Architecture Construction Environmental Services
Sharon A. Hyde	Asst. Director Disability Benefit
Elizabeth Idleman	Asst. General Counsel & Asst. Secretary
Bob Johnson	Director NMIS Compliance
Todd Jones	Director- IPS Finance
Todd Jones	Asst. Director- IPS Finance
Martha Kendler	Director-Annuities

David B. Kennedy	Asst. General Counsel & Asst. Secretary
Mollie Kenny	Regulatory Consultant
Don Kiefer	Vice President Actuary
James Koelbl	Asst. General Counsel & Asst. Secretary
Abim Kolawole	Asst. General Counsel & Asst. Secretary
Robert Kowalsky	Vice President Information Systems
Carol L. Kracht	Vice President, Deputy General Counsel & Investment Counsel
Cindy Kutschenreuter	Assistant Director - Data Delivery & Reporting
Todd Kuzminski	Director Investment Accounting
Donna Lemanczyk	Director-Investment Closing
Elizabeth Lentini	Asst. General Counsel & Asst. Secretary
Sally J. Lewis	Asst. General Counsel & Asst. Secretary
James Lodermeier	Senior Actuary
George R. Loxton	Asst. General Counsel & Asst. Secretary
Cindy Lubbert	Asst. Director-DI Underwriting
Dean Mabie	Asst. General Counsel & Asst. Secretary
Jon Magalska	Actuary
Steve Mannebach	Director Field Development
Jeff Marks	Director Special Projects
Steve Martinie	Asst. General Counsel & Asst. Secretary
Ted Matchulat	Director Product Compliance
Michael J. Mazza	Asst. General Counsel & Asst. Secretary
Allan McDonell	Director - Retail Investment Services
James L. McFarland	Asst. General Counsel & Asst. Secretary
Patrick McKeown	Investment Research Consultant
Larry S. Meihsner	Asst. General Counsel & Asst. Secretary
Bob Meilander	Vice President Corporate Actuary
Christopher Menting	Asst. General Counsel & Asst. Secretary
Richard E. Meyers	Asst. General Counsel & Asst. Secretary
Joanne Migliaccio	Director of Distribution Operations
Michael Mihm	Director-IPS Field Consulting
Jay Miller	VP Advanced Planning
Jill Mocarski	Medical Director
Lynn Molitor	Assistant Director - Annuities
Karen Molloy	Director Banking & Cash Management
Scott J. Morris	Asst. General Counsel & Asst. Secretary
Jennifer W. Murphy	Asst. General Counsel & Asst. Secretary
Lisa Myklebust	Assistant Director - Adv WMC/NMIS RIA
Tim Nelson	Director Market Conduct
David K. Nelson	Asst. General Counsel & Asst. Secretary
Mary S. Nelson	Asst. General Counsel & Asst. Secretary
Michelle Nelson	Asst. General Counsel & Asst. Secretary
Leon Nesbitt	VP Agency Dev
Jeffrey Niehaus	Director-Business Retirement Markets
David Nunley	Director Tax Compliance
Daniel O’Meara	Regional VP Field Supv
Kathy Oman	Director - Systems and Projects
Timothy Otto	Asst. General Counsel & Asst. Secretary
Art Panighetti	Vice President Tax
Randy M. Pavlick	Asst. General Counsel & Asst. Secretary
Charles Pendley	VP Agency Dev
David W. Perez	Asst. General Counsel & Asst. Secretary

Judith L. Perkins	Asst. General Counsel & Asst. Secretary
Pete Peterson	Director Long Term Care Administration
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Harvey W. Pogoriler	Asst. General Counsel & Asst. Secretary
Steve Radke	VP Leg & Reg Relations
Dave Remstad	Vice President Specialty Markets
Peter K. Richardson	Asst. General Counsel & Asst. Secretary
Dan Riedl	VP Distribution Policies and Operations
Kathleen M. Rivera	Vice President and Deputy General Counsel
Bethany Rodenhuis	Vice President Audit
Tammy Roou	Asst. General Counsel & Asst. Secretary
Tim Schaefer	Vice President Information Systems
Linda Schaefer	Director-Special Investigative Unit
Thomas F. Scheer	Asst. General Counsel & Asst. Secretary
Jane Ann Schiltz	Vice President Business Markets
Kathleen H. Schluter	Vice President & Tax Counsel
Rodd Schneider	Vice President & Litigation Counsel
Catherine L. Shaw	Asst. General Counsel & Asst. Secretary
Sherri Shickert	Director Policyowner Services
David Silber	Asst. General Counsel & Asst. Secretary
Stephen M. Silverman	Asst. General Counsel & Asst. Secretary
Mark W. Smith	Associate General Counsel & Asst. Secretary
Warren Smith	Assistant Director-Architecture
Diane Smith	Assistant Director Policyowner Services
Richard Snyder	Director-Mutual Funds
Steve Sperka	Director DI Benefits
Paul Steffen	Regional VP
Karen Stevens	Asst. General Counsel & Asst. Secretary
Steve Stone	Director IS Finance
Brenda J. Stugelmeyer	Asst. General Counsel & Asst. Secretary
Cheryl Svehlek	Director-Administration
Rachel Taknint	Vice President, Department Planning and Operations & Associate General Counsel
Bill Taylor	Director of Financial Security Planning
Paul Tews	Director Investment Planning
Kellen Thiel	Director-Managed Products
John M. Thompson	Asst. General Counsel & Asst. Secretary
Douglas D. Timmer	Asst. General Counsel & Asst. Secretary
Derek Tyus	Director of Strategic Analysis & Planning
Sandi Scott-Tyus	Director Policyowner Services
Mary Beth Van Groll	Vice President Information Systems
Andrew T. Vedder	Asst. General Counsel & Asst. Secretary
Natalie Versnik	Director Policyowner Services
Andy Ware	Vice President Actuary
Joel Weiner	Medical Director
Jackie Wheeler	Assistant Director Policyowner Service
Catherine A. Wilbert	Asst. General Counsel & Asst. Secretary
Don Wilkinson	VP Agency Administration
Don Wilkinson	Vice President Agency Administration
Jeff Williams	VP Compliance Risk Management & Chief Compliance Officer NMIS

Brian Wilson	Director-IPS National Sales
John Wilson	Director Long Term Care Sales Support
Robert Wright	Director-Affinity Funds
Catherine M. Young	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Rick Zehner	VP Life Products
Patricia Zimmerman	Director-Inv Technology & Dev
Patti Zimmermann	Director Investment Technology & Development
Todd Zinkgraf	Director - Annuity Operations

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 28.	Persons Controlled By or Under Common Control with the Depositor or Registrant

The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of November 17, 2006 are set forth on pages C-10 through C-12. In addition to the subsidiaries set forth on pages C-10 through C-12, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:

1.	NML Variable Annuity Account A

2.	NML Variable Annuity Account B

3.	NML Variable Annuity Account C

4.	Northwestern Mutual Variable Life Account

5.	Northwestern Mutual Variable Life Account II

Northwestern Mutual Series Fund, Inc. and Russell Investment Funds (the “Funds”), shown below as subsidiaries of Northwestern Mutual, are investment companies, registered under the Investment Company Act of 1940, offering their shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.

NORTHWESTERN MUTUAL CORPORATE STRUCTURE1

(as of November 17, 2006)

Name of Subsidiary	Jurisdiction of Incorporation
Alexandra International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Amber, LLC – 100% ownership	Delaware
Baraboo, Inc. – 100% ownership	Delaware
Bayridge, LLC – 100% ownership	Delaware
Bradford, Inc. – 100% ownership	Delaware
Brendan International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Burgundy, LLC – 100% ownership	Delaware
Carlisle Ventures, Inc. – 100% ownership	Delaware
Cass Corporation – 100% ownership	Delaware
Chateau, Inc. – 100% ownership of Common & Class B Preferred Stock	Delaware
Chateau, LLC – 100% ownership	Delaware
Chateau I, LP – 100% ownership	Delaware
Coral, Inc. – 100% ownership	Delaware

Diversey, Inc. – 100% ownership	Delaware
Foxkirk, LLC – 100% ownership	Delaware
Frank Russell Company – 90.86% ownership	Washington
Frank Russell Investment Management Company – 90.86% ownership	Washington
Green Room Properties, LLC – 100% ownership	Delaware
Hazel, Inc. – 100% ownership	Delaware
Health Invest, LLC – 100% ownership	Delaware
Higgins, Inc. – 100% ownership	Delaware
Highbrook International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Hobby, Inc. – 100% ownership	Delaware
INV Corp. – 100% ownership	Delaware
Jerusalem Avenue Property, LLC – 100% ownership	Delaware
Justin International FSC, Inc. – 100% ownership	U.S. Virgin Islands
JYD Assets, LLC – 100% ownership	Delaware
KerryAnne International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Klode, Inc. – 100% ownership	Delaware
Kristiana International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Lake Bluff, Inc. – 100% ownership	Delaware
Larkin, Inc. – 100% ownership	Delaware
Logan, Inc. – 100% ownership	Delaware
Lydell, Inc. – 100% ownership	Delaware
Mallon International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Maroon, Inc. – 100% ownership	Delaware
Mason & Marshall, Inc. – 100% ownership	Delaware
Mason Street Advisors, LLC – 100% ownership	Delaware
Mitchell, Inc. – 100% ownership	Delaware
NM Albuquerque Inc. – 100% ownership	New Mexico
NM-Exchange, LLC – 100% ownership	Delaware
NM Harrisburg, Inc. – 100% ownership	Pennsylvania
NM Imperial, LLC – 100% ownership	Delaware
NM Lion, LLC – 100% ownership	Delaware
NM Majestic Holdings, LLC – 100% ownership	Delaware
NM RE Funds, LLC – 100% ownership	Delaware
NM Regal, LLC – 100% ownership	Delaware
NMIS Alabama Agency, LLC – 100% ownership	Alabama
NMIS Massachusetts Insurance Agency, LLC – 100% ownership	Massachusetts
NMIS Georgia Agency, LLC – 100% ownership	Georgia
NML Buffalo Agency, Inc. – 100% ownership	New York
NML-CBO, LLC – 100% ownership	Delaware
NML Development Corporation – 100% ownership	Delaware
NML/Mid-Atlantic, Inc. – 100% ownership	New Jersey
NML Real Estate Holdings, LLC – 100% ownership	Wisconsin
NML Securities Holdings, LLC – 100% ownership	Wisconsin
NVOP, Inc. – 100% ownership	Delaware
NVOP, LLC – 75% ownership	Delaware
NVOP Fairfax Ridge – 75% ownership	Delaware
NW Pipeline, Inc. – 100% ownership	Texas
Network Planning Advisors, L.L.C. – 100% ownership	Wisconsin
New Arcade, LLC – 100% ownership	Wisconsin
Nicolet, Inc. – 100% ownership	Delaware
North Van Buren, Inc. – 100% ownership	Delaware
Northwestern Ellis Company – 100% ownership	Nova Scotia
Northwestern Foreign Holdings B.V. – 100% ownership	Netherlands
Northwestern International Holdings, Inc. – 100% ownership	Delaware

Northwestern Investment Management Company, LLC – 100% ownership	Delaware
Northwestern Long Term Care Insurance Company – 100% ownership	Illinois
Northwestern Mutual Investment Services, LLC – 100% ownership	Wisconsin
Northwestern Mutual Las Vegas, Inc. – 100% ownership	Nevada
Northwestern Mutual Life International, Inc. – 100% ownership	Delaware
Northwestern Mutual Series Fund, Inc. – 100%[2] ownership	Maryland
Northwestern Mutual Wealth Management Company – 100% ownership	Federal Savings Bank (subject to jurisdiction of the Office of Thrift Supervision)
Northwestern Real Estate Partnership Holdings, LLC – 100% ownership	Delaware
Northwestern Reinsurance Holdings N.V. – 100% ownership	Netherlands
Northwestern Securities Partnership Holdings, LLC – 100% ownership	Delaware
Olive, Inc. – 100% ownership	Delaware
Painted Rock Development Company – 100% ownership	Arizona
Park Forest Northeast, Inc. – 100% ownership	Delaware
RE Corporation – 100% ownership	Delaware
Regina International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Rocket Sports, Inc. – 100% ownership	Texas
Russell Investment Funds – 90.86% ownership	Massachusetts
Russet, Inc. – 100% ownership	Delaware
Scotty, LLC – 100% ownership	Delaware
Solar Resources, Inc. – 100% ownership	Wisconsin
Stadium and Arena Management, Inc. – 100% ownership	Delaware
Strategic Employee Benefit Services of New Mexico, Inc. – 100% ownership	New Mexico
Summit Mall, LLC – 100% ownership	Delaware
Travers International Sales, Inc. – 100% ownership	U.S. Virgin Islands
Tupelo, Inc. – 100% ownership	Delaware
Walden OC, LLC – 100% ownership	Delaware
White Oaks, Inc. – 100% ownership	Delaware

(1)	Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2005, they did not constitute a significant subsidiary as defined by Regulation S-X. Except for certain Real Estate Partnerships/LLCs/Equity Interests, includes general account NM investments where NM’s ownership interest is greater than 50%. Excluded is the entire corporate structure under Frank Russell Company.

(2)	Aggressive Growth Stock, Alliance Bernstein Mid Cap Value, Asset Allocation, Balanced, Capital Guardian Domestic Equity, Franklin Templeton International Equity, Growth Stock, High Yield Bond, Index 400 Stock, Index 500 Stock, International Growth Stock, Janus Capital Appreciation, Large Cap Core Stock, Money Market, Select Bond, Small Cap Growth Stock, T. Rowe Price Small Cap Value, T. Rowe Price Equity Income.

Item 29.	Indemnification

(a) That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.

(b) Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:

B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which

NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.

This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “ Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.

This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.

The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.

Item 30.	Principal Underwriters

(a) NMIS is the principal underwriter of the securities of the Registrant. NMIS also acts as the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886), and the Northwestern Mutual Variable Life Account (811-3989).

(b) As of July 1, 2006, the directors and officers of NMIS are as follows:

Name	Position
Jason T. Anderson	Assistant Treasurer
Mark J. Backe	Secretary
Rebekah B. Barsch	Vice President, Investment Products
William H. Beckley	Director
Mark S. Bishop	Regional Vice President, Field Supervision
Michael G. Carter	Vice President, Field Compensation & Planning
Walter J. Chossek	Treasurer, Financial & Operations Principal
Eric P. Christophersen	Vice President, Comliance/Best Practices
Gloster B. Current	Vice President, Variable Life Servicing
David J. Dorshorst	Director, Compensation Services
Michael S. Ertz	Director, Recruiting and Retention
Christina H. Fiasca	Director
Dennis J. Fitzpatrick	Director, Supervision of Todd Business
Carol J. Flemma	Director, Marketing, Training & Communication
Anne A. Frigo	Director, Fixed Insurance Products: Compliance Training
Don P. Gehrke	Director, Retail Investment Operations
Mark J. Gmach	Regional Vice President, Field Supervision
Dennis P. Goyette	Acting Supervisor, Annuity Operations
Mark A. Gregory	Assistant Director,Registered Investment Advisor Compliance
Laila V. Hick	Director, Field Supervision Standards
Karla D. Hill	Director, Human Resources
Patricia J. Hillman	Director, Annuity Customer Services
Diane B. Horn	Director, BD Operations Compliance; Policy, Procedures & Communications, Anti-Money Laundering Compliance Officer
Robert J. Johnson	Director, Compliance Oversight; Chief Compliance Officer of NMIS Registered Investment Advisor
Martha M. Kendler	Director, Annuity Product Line
John L. Kordsmeier	Vice President, Variable Underwriting & Issue
Gregory S. Leslie	Compliance Registered Options Principal (CROP)
Jean M. Maier	Director; Senior Vice President, Insurance Operations
James M. Makowski	Assistant Director, Field Compliance
Steven C. Mannebach	Director, Field Training & Development
Meridee J. Maynard	Senior Vice President, Life Product
Mac McAuliffe	Regional Vice President
Allan J. McDonell	Securities Principal (MSP); Municipal Securities Rulemaking Board (MSRB) Primary Contact
Jeffrey L. Michaelson	Assistant Director, Mutual Funds
Joanne M. Migliaccio	Director, Contract, License and Registration
Michael J. Mihm	Director, Business Development
Jay W. Miller	Vice President, Advanced Planning
Diana L. Moro-Goane	Director, Marketing Materials Review
Jennifer Murphy	Assistant Secretary
Timothy D. Nelson	Director, Market Conduct
Jeffrey J. Niehaus	Director, Business Retirement Markets
Jennifer O’Leary	Assistant Treasurer
Daniel J. O’Meara	Regional Vice President, Field Supervision
Michael J. Patkunas	Regional Vice President
Chris E. Peterson	Regional Vice President
Georganne K. Prom	New Business Compliance Coordinator
Michael A. Reis	Assistant Treasurer
Daniel A. Riedl	Senior Vice President and Chief Operating Officer

Charles D. Robinson	Senior Vice President, IPS Strategy
Robin E. Rogers	Assistant Director, License & Registration
John E. Schlifske	Director; President and CEO
Jeffrey P. Schloemer	Assistant Director, Compliance Assurance
Calvin R. Schmidt	Vice President, Investment Product Operations & Systems
Todd M. Schoon	Vice President, Agencies
Richard P. Snyder	Director, Mutual Funds
William H. Taylor	Director, Financial Security Planning
Kellen A. Thiel	Director, Managed Products
Donald G. Tyler	Vice President, Investment Products and Sales
Thomas A. Waisnor	Regional Vice President
Gwendolyn K. Weithaus	Assistant Director, Broker/Dealer Product Distribution Compliance
Alan M. Werth	Third Party Sales Consultant
Donald R. Wilkinson	Vice President, Field Management
Jeffrey B. Williams	Vice President, Compliance Risk Management & Chief Compliance Officer of NMIS Broker-Dealer, Executive Representative
Brian D. Wilson	National Sales Director
Robert J. Wright	Director, Affinity Funds Distribution and Planning

The address for each director and officer of NMIS is 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) Not applicable. Registrant has not commenced operations.

Item 31.	Location of Accounts and Records

All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 32.	Management Services

There are no management-related service contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item 33.	Fee Representation

The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the variable adjustable life insurance policies which are the subject of this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company under the policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Northwestern Mutual Variable Life Account II, has duly caused this Amended Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 15th day of December, 2006.

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II (Registrant)

		By	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the Depositor on the 15th day of December, 2006.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ ROBERT J. BERDAN	By:	/s/ EDWARD J. ZORE
	Robert J. Berdan, Vice President, General Counsel and Secretary		Edward J. Zore, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated:

Signature	Title

/S/ EDWARD J. ZORE Edward J. Zore	Trustee, President and Chief Executive Officer; Principal Executive Officer

/s/ GARY A. POLINER Gary A. Poliner	Executive Vice President and Chief Financial Officer; Principal Financial Officer

/s/ JOHN C. KELLY John C. Kelly	Vice President and Controller; Principal Accounting Officer

/s/ J. THOMAS LEWIS* J. Thomas Lewis	Trustee

/s/ STEPHEN F. KELLER* Stephen F. Keller	Trustee

/s/ KATHRYN D. WRISTON* Kathryn D. Wriston	Trustee

/s/ BARRY L. WILLIAMS* Barry L. Williams	Trustee

/s/ EDWARD E. BARR* Edward E. Barr	Trustee

/s/ ROBERT C. BUCHANAN* Robert C. Buchanan	Trustee

/s/ H. MASON SIZEMORE, JR.* H. Mason Sizemore, Jr.	Trustee

/s/ JOHN J. STOLLENWERK* John J. Stollenwerk	Trustee

/s/ GEORGE A. DICKERMAN* George A. Dickerman	Trustee

/s/ JOHN E. STEURI* John E. Steuri	Trustee

/s/ BARBARA A. KING* Barbara A. King	Trustee

/s/ PETER M. SOMMERHAUSER* Peter M. Sommerhauser	Trustee

/s/ JAMES P. HACKETT* James P. Hackett	Trustee

/s/ JOHN M. BREMER* John M. Bremer	Trustee

/s/ PETER W. BRUCE* Peter W. Bruce	Trustee

/s/ DAVID A. ERNE* David A. Erne	Trustee

/s/ MARGERY KRAUS* Margery Kraus	Trustee

/s/ CONNIE K. DUCKWORTH* Connie K. Duckworth	Trustee

/s/ ULICE PAYNE, JR.* Ulice Payne, Jr.	Trustee

/s/ DAVID J. DRURY* David J. Drury	Trustee

/s/ HANS HELMERICH* Hans Helmerich	Trustee

*By:	/s/ EDWARD J. ZORE
Edward J. Zore, Attorney in fact, pursuant to the Power of Attorney filed with the initial Registration Statement on August 4, 2006

Each of the signatures is affixed as of December 15, 2006

EXHIBIT INDEX

EXHIBITS FILED WITH FORM N-6

PRE-EFFECTIVE AMDNEMNT NO. 1 TO REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FOR

EXECUTIVE VARIABLE UNIVERSAL LIFE

Exhibit	Description
(k)	Opinion and Consent of Robert J. Berdan, Esq. dated December 15, 2006	Filed herewith

(n)	Consent of PricewaterhouseCoopers LLP dated December 15, 2006	Filed herewith